UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Audit Report of KB Financial Group Inc. for Fiscal Year 2014

On March 12, 2015, KB Financial Group Inc. (“KB Financial Group”) disclosed audit reports for fiscal year 2014 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of KB Financial Group as of and for the years ended December 31, 2014 and 2013 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor. The financial statements in such reports have not been approved by the shareholders of KB Financial Group and remain subject to change.

KB Financial Group is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report of KB Financial Group for FY 2014.

Exhibit 99.2: An English-language translation of the Separate Audit Report of KB Financial Group for FY 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 12, 2015	By: /s/ Jong-Hee Yang
(Signature)

	Name:	Jong-Hee Yang
	Title:	Deputy President

Exhibit 99.1

KB Financial Group Inc. and

Subsidiaries

Consolidated Financial Statements

December 31, 2014 and 2013

KB Financial Group Inc. and Subsidiaries

Index

December 31, 2014 and 2013

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KB Financial Group Inc.

We have audited the accompanying consolidated financial statements of KB Financial Group Inc. and its subsidiaries (collectively the “Group”), which comprise the consolidated statements of financial position as of December 31, 2014 and 2013, and January 1, 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2014 and 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of KB Financial Group Inc. and its subsidiaries as of December 31, 2014 and 2013, and January 1, 2013, and their financial performance and cash flows for the years ended December 31, 2014 and 2013, in accordance with the K-IFRS.

Other Matter

The financial position of the Group as of January 1, 2013, and the financial statements of the Group as of and for the year ended December 31, 2013, were audited in accordance with the previous Korean Standards on Auditing.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

March 12, 2015

This report is effective as of March 12, 2015, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2014 and 2013, and January 1, 2013

(in millions of Korean won)	Notes	December 31, 2014		December 31, 2013		January 1, 2013
Assets
Cash and due from financial institutions	4,6,7,8,39	￦	15,423,847	￦	14,792,654	￦	10,592,605
Financial assets at fair value through profit or loss	4,6,8,12		10,757,910		9,328,742		9,559,719
Derivative financial assets	4,6,9		1,968,190		1,819,409		2,091,285
Loans	4,6,8,10,11		231,449,653		219,001,356		213,644,791
Financial investments	4,6,8,12		34,960,620		34,849,095		36,467,352
Investments in associates	13		670,332		755,390		934,641
Property and equipment	14		3,082,985		3,060,843		3,100,393
Investment property	14		377,544		166,259		52,974
Intangible assets	15		488,922		443,204		493,131
Current income tax assets	18,33		306,313		346,910		332,970
Deferred income tax assets	16,33		15,562		15,422		18,432
Assets held for sale	17		70,357		37,718		35,412
Other assets	4,6,18		8,783,473		7,550,596		8,745,799

Total assets		￦	308,355,708	￦	292,167,598	￦	286,069,504

Liabilities
Financial liabilities at fair value through profit or loss	4,6,19	￦	1,818,968	￦	1,115,202	￦	1,851,135
Derivative financial liabilities	4,6,9		1,797,390		1,795,339		2,054,742
Deposits	4,6,20		211,549,121		200,882,064		197,346,205
Debts	4,6,21		15,864,500		14,101,331		15,965,458
Debentures	4,6,22		29,200,706		27,039,534		24,270,212
Provisions	23		614,347		678,073		669,729
Net defined benefit liabilities	24		75,684		64,473		83,723
Current income tax liabilities	33		231,907		211,263		264,666
Deferred income tax liabilities	16,33		93,211		61,816		154,303
Other liabilities	4,6,25		19,597,202		20,236,229		18,327,740

Total liabilities			280,843,036		266,185,324		260,987,913

Equity
Share capital	26		1,931,758		1,931,758		1,931,758
Capital surplus	26		15,854,510		15,854,605		15,840,300
Accumulated other comprehensive income	26,35		461,679		336,312		295,142
Retained earnings	26		9,067,145		7,859,599		6,819,869

Equity attributable to shareholders of the parent company			27,315,092		25,982,274		24,887,069
Non-controlling interests			197,580		—		194,522

Total equity			27,512,672		25,982,274		25,081,591

Total liabilities and equity		￦	308,355,708	￦	292,167,598	￦	286,069,504

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2014 and 2013

(In millions of Korean won, except per share amounts)	Notes	2014		2013
Interest income		￦	11,635,296	￦	12,356,930
Interest expense			(5,219,521)		(5,834,098)

Net interest income	5,27		6,415,775		6,522,832

Fee and commission income			2,666,185		2,657,365
Fee and commission expense			(1,283,456)		(1,178,126)

Net fee and commission income	5,28		1,382,729		1,479,239

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,29		439,198		756,822

Net other operating income (expenses)	5,30		(1,040,909)		(1,304,765)

General and administrative expenses	5,14,15,24,31		(4,009,694)		(3,983,564)

Operating profit before provision for credit losses	5		3,187,099		3,470,564

Provision for credit losses	5,11,18,23		(1,227,976)		(1,443,572)

Net operating profit	5		1,959,123		2,026,992

Share of profit (loss) of associates	5,13		13,428		(199,392)
Net other non-operating income (expense)	5,32		(71,126)		(12,309)

Net non-operating profit (loss)			(57,698)		(211,701)

Profit before income tax	5		1,901,425		1,815,291

Income tax expense	5,33		(486,314)		(540,593)

Profit for the year	5		1,415,111		1,274,698

Remeasurements of net defined benefit liabilities	24		(99,594)		40,984

Items that will not be reclassified to profit or loss			(99,594)		40,984

Exchange differences on translating foreign operations			17,280		(2,298)
Change in value of financial investments			248,880		(3,591)
Shares of other comprehensive income of associates			(32,206)		(9,811)
Cash flow hedges			(10,497)		1,618

Items that may be reclassified subsequently to profit or loss			223,457		(14,082)

Other comprehensive income for the year, net of tax			123,863		26,902

Total comprehensive income for the year		￦	1,538,974	￦	1,301,600

Profit attributable to:
Shareholders of the parent company	5	￦	1,400,722	￦	1,271,502
Non-controlling interests	5		14,389		3,196

	5	￦	1,415,111	￦	1,274,698

Total comprehensive income for the year attributable to:
Shareholders of the parent company		￦	1,526,089	￦	1,312,672
Non-controlling interests			12,885		(11,072)

		￦	1,538,974	￦	1,301,600

Earnings per share	36
Basic earnings per share		￦	3,626	￦	3,291
Diluted earnings per share			3,611		3,277

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2014 and 2013

	Equity attributable to shareholders of the parent company
					Accumulated
					Other
(in millions of Korean won)	Share		Capital		Comprehensive		Retained		Non-controlling		Total
	Capital		Surplus		Income		Earnings		Interests		Equity
Balance at January 1, 2013	￦	1,931,758	￦	15,840,300	￦	295,142	￦	6,501,419	￦	194,522	￦	24,763,141
Changes in accounting policy		—		—		—		318,450		—		318,450

Restated balance		1,931,758		15,840,300		295,142		6,819,869		194,522		25,081,591
Comprehensive income
Profit for the year		—		—		—		1,271,502		3,196		1,274,698
Remeasurements of net defined benefit liabilities		—		—		40,984		—		—		40,984
Exchange differences on translating foreign operations		—		—		(2,372)		—		74		(2,298)
Change in value of financial investments		—		—		10,751		—		(14,342)		(3,591)
Shares of other comprehensive income of associates		—		—		(9,811)		—		—		(9,811)
Cash flow hedges		—		—		1,618		—		—		1,618

Total comprehensive income		—		—		41,170		1,271,502		(11,072)		1,301,600

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(231,811)		—		(231,811)
Changes in interest in subsidiaries		—		14,305		—		39		(183,450)		(169,106)

Total transactions with shareholders		—		14,305		—		(231,772)		(183,450)		(400,917)

Balance at December 31, 2013	￦	1,931,758	￦	15,854,605	￦	336,312	￦	7,859,599	￦	—	￦	25,982,274

Balance at January 1, 2014	￦	1,931,758	￦	15,854,605	￦	336,312	￦	7,859,599	￦	—	￦	25,982,274

Comprehensive income
Profit for the year		—		—		—		1,400,722		14,389		1,415,111
Remeasurements of net defined benefit liabilities		—		—		(98,291)		—		(1,303)		(99,594)
Exchange differences on translating foreign operations		—		—		17,280		—		—		17,280
Change in value of financial investments		—		—		248,843		—		37		248,880
Shares of other comprehensive income of associates		—		—		(32,206)		—		—		(32,206)
Cash flow hedges		—		—		(10,259)		—		(238)		(10,497)

Total comprehensive income		—		—		125,367		1,400,722		12,885		1,538,974

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(193,176)		—		(193,176)
Changes in interest in subsidiaries		—		(95)		—		—		184,695		184,600

Total transactions with shareholders		—		(95)		—		(193,176)		184,695		(8,576)

Balance at December 31, 2014	￦	1,931,758	￦	15,854,510	￦	461,679	￦	9,067,145	￦	197,580	￦	27,512,672

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2014 and 2013

(in millions of Korean won)	Note	2014		2013
Cash flows from operating activities
Profit for the year		￦	1,415,111	￦	1,274,698

Adjustment for non-cash items
Net loss(gain) on financial assets/liabilities at fair value through profit or loss			(151,483)		(110,425)
Net loss(gain) on derivative financial instruments for hedging purposes			27,088		48,787
Adjustment of fair value of derivative financial instruments			(2,040)		699
Provision for credit loss			1,227,976		1,443,572
Net loss(gain) on financial investments			109,461		(1,191)
Share of loss(profit) of associates			(13,428)		199,392
Depreciation and amortization expense			261,197		286,858
Other net losses on property and equipment/intangible assets			41,115		39,777
Share-based payments			11,422		17,289
Policy reserve appropriation			666,155		761,877
Post-employment benefits			166,671		172,579
Net interest expense			360,500		314,866
Loss(gains) on foreign currency translation			116,035		17,082
Net other expense(income)			(17,076)		(24,981)

			2,803,593		3,166,181

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(1,364,780)		214,181
Derivative financial instruments			104,333		116,660
Loans			(10,027,349)		(7,335,434)
Current income tax assets			40,597		(13,940)
Deferred income tax assets			(140)		1,349
Other assets			427,501		(5,075,338)
Financial liabilities at fair value through profit or loss			704,389		(773,558)
Deposits			10,668,675		2,584,993
Deferred income tax liabilities			(27,242)		(74,463)
Other liabilities			(1,467,942)		(430,856)

			(941,958)		(10,786,406)

Net cash generated from (used in) operating activities			3,276,746		(6,345,527)

Cash flows from investing activities
Disposal of financial investments			19,632,047		25,655,149
Acquisition of financial investments			(19,463,101)		(23,020,912)
Disposal in investments in associates			81,321		20,554
Acquisition of investments in associates			(17,650)		(23,340)
Disposal of property and equipment			223		1,070
Acquisition of property and equipment			(202,007)		(153,469)
Acquisition of investment property			(211,995)		(114,609)
Disposal of intangible assets			4,590		5,072
Acquisition of intangible assets			(30,755)		(68,091)
Business combination, net of cash acquired			(266,899)		322,641
Others			(1,210,071)		1,554,752

Net cash provided by (used in) investing activities			(1,684,297)		4,178,817

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(204,563)		10,977
Net increase(decrease) in debts			1,129,837		(1,990,258)
Increase in debentures			43,135,390		10,758,948
Decrease in debentures			(43,816,790)		(7,924,609)
Increase in other payables from trust accounts			124,904		414,279
Dividends paid to shareholders of the parent company			(193,176)		(231,811)
Changes in interest in subsidiaries			(95)		(168,293)
Others			(930,573)		837,906

Net cash provided by (used in) financing activities			(755,066)		1,707,139

Effect of exchange rate changes on cash and cash equivalents			12,227		41,452

Net increase(decrease) in cash and cash equivalents			849,610		(418,119)
Cash and cash equivalents at the beginning of the year	39		6,169,186		6,587,305

Cash and cash equivalents at the end of the year	39	￦	7,018,796	￦	6,169,186

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013 and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In addition, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. in March 2014.

The Parent Company’s share capital as of December 31, 2014, is ￦1,931,758 million. The Parent Company is authorized to issue up to 1 billion shares. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of K-IFRS

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Parent company and its subsidiaries (“The Group”) have been prepared in accordance with Korean-IFRS(K-IFRS). K-IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The Group has applied the following accounting policy for the financial year beginning on January 1, 2014

Amendment to K-IFRS 1032, Financial Instruments: Presentation

According to Amendment to K-IFRS 1032, Financial Instruments: Presentation, provides that the right to offset must not be contingent on a future event and must be legally enforceable in all of circumstances; and if an entity can settle amounts in a manner such that outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. The application of this amendment does not have a material impact on the consolidated financial statements.

Amendment to K-IFRS 1036, Impairment of Assets

Amendment to K-IFRS 1036, Impairment of Assets, removed certain disclosures of the recoverable amount of cash-generating units which had been included in this amendment by the issuance of K-IFRS 1113. The application of this amendment does not have a material impact on the consolidated financial statements.

Amendment to K-IFRS 1039, Financial Instruments: Recognition and Measurement

Amendment to K-IFRS 1039, Financial Instruments: Recognition and Measurement, allows the continuation of hedge accounting for a derivative that has been designated as a hedging instrument in a circumstance in which that derivative is novated to a central counterparty (CCP) as a consequence of laws or regulations. The application of this amendment does not have a material impact on the consolidated financial statements.

- Amendment to Korean IFRS 1102, Share-based payment

K-IFRS 1102, Share-based payment, clarifies the definition of ‘vesting conditions’ such as ‘performance condition’, ‘service condition’ and others. This amendment is applied to share-based payment transactions for which the grant date is on or after July 1, 2014. The application of this amendment does not have a material impact on the consolidated financial statements.

Enactment of K-IFRS 2121, Levies

K-IFRS 2121, Levies, is applied to a liability to pay a levy imposed by a government in accordance with the legislation. The interpretation requires that the liability to pay a levy is recognized when the activity that triggers the payment of the levy occurs, as identified by the legislation (the obligating event). The interpretation does not have a significant impact on the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The group has applied the following policy for the financial year beginning on January 1, 2014.

Changes in accounting policy with respect to uncertain tax position

For the periods prior to the year ended December 31, 2014, pursuant to Korean IFRS 1037 if a uncertain tax position satisfied the criteria for provisions, the Group measured the best estimate of expenditures for the uncertain tax position. The amount in relation to the claim of rectification and litigation over the levied amount from taxation authority was recognized as contingent assets. However, the Group retrospectively applied the accounting policy in accordance with the Korean IFRS 1012, which allows recognition of the tax payment in 2014 as income tax assets when it is probable to receive a tax refund. The restated comparative consolidated financial statements reflect adjustments resulting from the retrospective application.

The effect of these changes in accounting policy to financial position as of December 31, 2014 and 2013, and January 1, 2013, and to comprehensive income for the years ended December 31, 2014 and 2013, are as follows:

Effect on Consolidated Statements of Financial Position

(In millions of Korean won)	Dec. 31, 2014		Dec. 31, 2013		Jan. 1, 2013
Increase in current income tax assets	￦	306,313	￦	329,443	￦	318,450
Increase in retained earnings		306,313		329,443		318,450

Effect on Consolidated Statements of Comprehensive Income

(In millions of Korean won)	2014		2013
Decrease(increase) in income tax	￦	(23,130)	￦	10,993
(In Korean won)
Increase(decrease) in earnings per share		(60)		28
Increase(decrease) in diluted earnings per share		(60)		28

The Group expects that new standards, amendments and interpretations issued but not effective for the annual period beginning on January 1, 2014, and not early adopted would not have a material impact on its consolidated financial statements.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency. Refer to Notes 3.2.1 and 3.2.2.

2.4 Significant Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and income (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the consolidated financial statements are as follows:

2.4.1 Deferred income taxes

The recognition of a deferred tax asset relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

2.4.3 Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for individually assessed allowances of loans, collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

2.4.4 Measurements of net defined benefit liabilities

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions (Note 24).

2.4.5 Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations (Note 15).

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the subsidiary’s accounting policies conform to those of the Group when the subsidiary’s financial statements are used by the Group in preparing the consolidated financial statements.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions; that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

The Group applies the acquisition method to account for business combinations. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis in the event of liquidation, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

3.1.2 Associates

Associates are entities over which the Group has significant influence in the financial and operating policy decisions. If the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Under the equity method, investments in associates are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and losses resulting from ‘upstream’ and ‘downstream’ transactions between the Group and associates are eliminated to the extent of the Group’s interest in associates.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

If associates use accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying equity method.

After the carrying amount of the investment is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

The Group determines at each reporting date whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘share of profit or loss of associates’ in the statements of comprehensive income.

3.1.3 Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power to the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the practical ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity and the amount of exposure to variable returns.

3.1.4 Management of Funds

The Group provides management services for trust assets, collective investment and other funds. These trusts and funds are not consolidated in the Group’s consolidated financial statements, except for trusts and funds over which the Group has control.

3.1.5 Intra-group transactions

All intra-group balances and transactions, and any unrealized gains arising on intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

3.2 Foreign Currency

3.2.1 Foreign currency transactions and balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the year in which they arise. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

3.2.2 Foreign Operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures:

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, are reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when, the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Group classifies financial assets as financial assets at fair value through profit or loss, held-to-maturity financial assets, available-for-sale financial assets, or loans and receivables. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the financial statements.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. These factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests it for validity using prices from observable current market transactions of the same instrument or based on other relevant observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Group has not retained control. If the Group neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirely and recognize a financial liability for the consideration received.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.3.4 Offsetting

Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

3.4 Cash and cash equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.5 Non-derivative financial assets

3.5.1 Financial assets at fair value through profit or loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Group as at fair value through profit or loss upon initial recognition.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Group may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•	It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•	A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group’s key management personnel.

•	A contract contains one or more embedded derivatives; the Group may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by K-IFRS 1039, Financial Instruments: Recognition and measurement.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

3.5.2 Financial Investments

Available-for-sale and held-to-maturity financial assets are presented as financial investments.

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gains and losses resulting from changes in amortized cost of debt securities, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to current profit or loss at the derecognition of the financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income.

However, interest revenue measured using the effective interest method is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For available-for-sale debt securities denominated in foreign currency, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity securities denominated in foreign currency, the entire change in fair value including any exchange component is recognized in other comprehensive income.

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.5.3 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Group does not intend to sell immediately or in the near term.

•	Those that the Group, upon initial recognition, does not designate as available-for-sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If the financial asset is purchased under an agreement to resale the asset at a fixed price or at a price that provides a lender’s return on the purchase price, the consideration paid is recognized as loans and receivables.

3.6 Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will declare bankruptcy or undergo financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as an available-for-sale financial asset includes a significant or prolonged decline in the fair value below its cost. Accordingly, the Group considers the decline in the fair value of over 30% against the original cost as a “significant decline” and a six-month decline in the fair value below its cost for an equity instrument as a “prolonged decline”.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

3.6.1 Loans and receivables

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual assessment of impairment), and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective assessment of impairment).

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

A methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective assessment of impairment. Such methodology incorporates factors such as type of collateral, product and borrowers, credit rating, loss emergence period, recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectable, it is written off against the related allowance account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in profit or loss.

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses. The impairment loss on available-for-sale financial assets is directly deducted from the carrying amount.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, a portion of the impairment loss is reversed up to but not exceeding the previously recorded impairment loss, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

3.6.3 Held-to-maturity financial assets

If there is objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit or loss as part of other operating income and expenses. The impairment loss on held-to-maturity financial assets is directly deducted from the carrying amount.

In the case of a financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss decreases and it is objectively related to an event occurring after the impairment is recognized, a portion of the previously recognized impairment loss is reversed up to but not exceeding the amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge).

At the inception of the hedge there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are classified as financial instruments held for trading and are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Cash flow hedges

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in other comprehensive income and the ineffective portion of the gain or loss on the hedging instrument is recognized in profit or loss. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the year in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.5 Day one gain and loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

3.8 Property and equipment

3.8.1 Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years
Finance leased assets	Declining-balance	8 months ~ 5 years and 8 months

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.9 Investment properties

3.9.1 Recognition and Measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings	Straight-line	40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	3~10 years
Software	Straight-line	3~5 years
Finance leased assets	Straight-line	8 months ~ 5 years and 8 months
Others	Straight-line	4~30 years

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Group carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill acquired from business combinations before January 1, 2010, is stated at its carrying amount which was recognized under the Group’s previous accounting policy, prior to the transition to K-IFRS.

Goodwill acquired from business combinations is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

For each business combination, the Group decides whether the non-controlling interest in the acquiree is initially measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

3.10.2 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Leases

3.11.1 Finance lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

3.11.2 Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Leases in the financial statements of lessors

Lease income from operating leases are recognized in income on a straight-line basis over the lease term, unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred by lessors in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Leases in the financial statements of lessees

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

3.12 Impairment of non-financial assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

3.13 Non-current assets held for sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable K-IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.14 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value and gains or losses arising from changes in the fair value, and gains or losses from sale and repayment of financial liabilities at fair value through profit or loss are recognized as net gains on financial instruments at fair value through profit or loss in the statement of comprehensive income.

3.15 Insurance Contracts

KB Life Insurance Co., Ltd., one of the subsidiaries of the Group, issues insurance contracts.

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of K-IFRS 1039, Financial Instruments: Recognition and measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (DPF). If the contract has a DPF, the contract is subject to K-IFRS 1104, Insurance Contracts. The Group recognizes assets (liabilities) and gains (losses) relating to insurance contracts as other assets (liabilities) in the statements of financial position, and as other operating income (expenses) in the statements of comprehensive income, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

3.15.1 Insurance premiums

The Group recognizes collected premiums as revenue when a due date of collection of premiums from insurance contracts comes and the collected premium which is unmatured at the end of the reporting period is recognized as unearned premium.

3.15.2 Insurance liabilities

The Group recognizes a liability for future claims, refunds, policyholders’ dividends and related expenses as follows:

Premium reserve

A premium reserve refers to an amount based on the net premium method for payment of future claims with respect to events covered by insurance policies which have not yet occurred as of the reporting date.

Reserve for outstanding claims

A reserve for outstanding claims refers to the amount not yet paid, out of an amount to be paid or expected to be paid with respect to the insured events which have arisen as of the end of each fiscal year.

Unearned premium reserve

Unearned premium refers to the portion of the premium that has been paid in advance for insurance that has not yet been provided. An unearned premium reserve refers to the amount maintained by the insurer to refund in the event of either party cancelling the contract.

Policyholders’ dividends reserve

Policyholders’ dividends reserve including an interest rate guarantee reserve, a mortality dividend reserve and an interest rate difference dividend reserve is recognized for the purpose of provisioning for policyholders’ dividends in the future in accordance with statutes or insurance terms and conditions.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

3.15.3 Liability adequacy test

The Group assesses at each reporting date whether its insurance liabilities are adequate, using current estimates of all future contractual cash flows and related cash flow such as claims handling cost, as well as cash flows resulting from embedded options and guarantees under its insurance contracts in accordance with K-IFRS 1104. If the assessment shows that the carrying amount of its insurance liabilities is inadequate in light of the estimated future cash flows, the entire deficiency is recognized in profit or loss and reserved as insurance liabilities. Future cash flows from long-term insurance are discounted at a future rate of return on operating assets, whereas future cash flows from general insurance are not discounted to present value. For liability adequacy tests of premium and unearned premium reserves, the Group considers all cash flow factors such as future insurance premium, deferred acquisition costs, operating expenses and operating premiums. In relation to the reserve for outstanding claims, the Group elects a model that best reflects the trend of paid claims among several statistical methods to perform the adequacy test.

3.15.4 Deferred acquisition costs

Acquisition cost is deferred in an amount actually spent for an insurance contract and equally amortized over the premium payment period or the period in which acquisition costs are charged for the relevant insurance contract. Acquisition costs are amortized over the shorter of seven years or premium payment period; if there is any unamortized acquisition costs remaining as of the date of surrender or lapse, such remainder shall be amortized in the period in which the contract is surrendered or lapsed.

3.16 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

3.17 Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with K-IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS 1018, Revenue

3.18 Equity instruments issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.18.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.18.2 Treasury shares

If entities of the Group reacquire the Parent Company’s equity instruments, those instruments (‘treasury shares’) are deducted from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments.

3.19 Revenue recognition

3.19.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.19.2 Fee and commission income

The Group recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. The fees include fees charged for servicing a financial instrument and charged for managing investments.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

A syndication fee received by the Group that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.19.3 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

3.20 Employee compensation and benefits

3.20.1 Post-employment benefits:

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income (loss).

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation, which arises when the Group introduces a defined benefit plan or changes the benefits of an existing defined benefit plan. Such past service cost is immediately recognized as an expense for the year.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

3.20.2 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.20.3 Share-based payment

The Group operates share-based payment arrangements granting awards to directors and employees of the Group. The Group has a choice of whether to settle the awards in cash or by issuing equity instruments of the parent company at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determined that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Group measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the year.

3.20.4 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. An entity shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring that is within the scope of K-IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

3.21 Income tax expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or expense and included in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.21.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to offset the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.21.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liabilities for which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.21.3 Uncertain tax positions

Uncertain tax positions arise from a claim for rectification brought by the Group, an appeal for a refund of tax levied by the tax authorities, or others due to different interpretation of tax laws or others. The Group recognizes its uncertain tax positions in the consolidated financial statements based on the guidance in K-IFRS 1012. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority. However, additional tax and additional dues on tax refund are recognized in accordance with K-IFRS 1037.

3.22 Earnings per share

The Group calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the parent entity and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Group adjusts profit or loss attributable to ordinary equity holders of the Parent Company and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bonds and share options.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

3.23 Operating segments

Operating segments are components of the Group where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

4. Financial risk management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Group is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital adequacy. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite, approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Group’s risk management.

Risk Management Department

The Risk Management Department is responsible for monitoring and managing the Group’s economic capital limit and managing specific policies, procedures and work processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance sheet and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. For Kookmin Bank, which is the main subsidiary, its loan analysis department which is independent from the sales department is responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. Kookmin Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Financial assets
Due from financial institutions	￦	12,878,430	￦	12,094,103
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		9,763,553		7,866,037
Financial assets designated at fair value through profit or loss		442,960		210,805
Derivatives		1,968,190		1,819,409
Loans[2]		231,449,653		219,001,356
Financial investments
Available-for-sale financial assets		19,359,822		18,933,288
Held-to-maturity financial assets		12,569,154		13,016,991
Other financial assets[2]		7,559,631		6,251,679

		295,991,393		279,193,668

Off-balance sheet items
Acceptances and guarantees contracts		9,045,824		9,804,692
Financial guarantee contracts		4,459,645		3,097,372
Commitments		96,316,581		95,422,032

		109,822,050		108,324,096

	￦	405,813,443	￦	387,517,764

[1]	The amounts of ￦51,345 million and ￦40,252 million as of December 31, 2014 and 2013, respectively, related to financial instruments indexed to the price of gold are included.
[2]	Loans and other financial assets are net of allowance.

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under K-IFRS, an impairment loss is based on losses incurred at the end of the reporting year. Therefore, the Group does not recognize losses expected as a result of future events. The Group measures inherent incurred losses on loans and presents them in the financial statements through the use of an allowance account which is offset against the related loans.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Loans are classified as follows:

(In millions of Korean won)
	2014
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	116,956,042	98.04	￦	100,542,430	97.64	￦	11,155,710	95.90	￦	228,654,182	97.76
Past due but not impaired		1,576,365	1.32		331,780	0.32		276,875	2.38		2,185,020	0.93
Impaired		765,751	0.64		2,097,041	2.04		199,711	1.72		3,062,503	1.31

		119,298,158	100.00		102,971,251	100.00		11,632,296	100.00		233,901,705	100.00

Allowances[1]		(536,959)	0.45		(1,525,152)	1.48		(389,941)	3.35		(2,452,052)	1.05

Carrying amount	￦	118,761,199		￦	101,446,099		￦	11,242,355		￦	231,449,653

(In millions of Korean won)
	2013
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	104,751,607	97.22	￦	98,939,364	96.68	￦	11,253,836	95.50	￦	214,944,807	96.88
Past due but not impaired		1,967,127	1.83		538,571	0.53		321,978	2.73		2,827,676	1.27
Impaired		1,024,480	0.95		2,856,933	2.79		208,644	1.77		4,090,057	1.85

		107,743,214	100.00		102,334,868	100.00		11,784,458	100.00		221,862,540	100.00

Allowances[1]		(580,510)	0.54		(1,870,874)	1.83		(409,800)	3.48		(2,861,184)	1.29

Carrying amount	￦	107,162,704		￦	100,463,994		￦	11,374,658		￦	219,001,356

[1]	Collectively assessed allowances for loans are included as they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)
	2014
	Retail		Corporate		Credit card		Total
Grade 1	￦	99,314,075	￦	43,166,076	￦	5,705,083	￦	148,185,234
Grade 2		12,557,654		43,913,621		3,788,572		60,259,847
Grade 3		4,057,239		11,014,410		1,342,891		16,414,540
Grade 4		775,407		1,984,073		163,279		2,922,759
Grade 5		251,667		464,250		155,885		871,802

	￦	116,956,042	￦	100,542,430	￦	11,155,710	￦	228,654,182

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)
	2013
	Retail		Corporate		Credit card		Total
Grade 1	￦	88,331,532	￦	40,950,125	￦	5,670,689	￦	134,952,346
Grade 2		12,320,960		43,497,358		3,806,194		59,624,512
Grade 3		3,195,119		11,993,854		1,438,491		16,627,464
Grade 4		637,556		2,237,288		184,110		3,058,954
Grade 5		266,440		260,739		154,352		681,531

	￦	104,751,607	￦	98,939,364	￦	11,253,836	￦	214,944,807

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of PD (%) (Probability of Default)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	2014
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	￦	1,271,327	￦	211,857	￦	93,125	￦	56	￦	1,576,365
Corporate		279,413		37,918		14,449		—		331,780
Credit card		201,652		41,428		32,839		956		276,875

	￦	1,752,392	￦	291,203	￦	140,413	￦	1,012	￦	2,185,020

(In millions of Korean won)
	2013
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	￦	1,729,091	￦	169,341	￦	68,629	￦	66	￦	1,967,127
Corporate		435,700		54,900		47,971		—		538,571
Credit card		234,003		51,416		36,259		300		321,978

	￦	2,398,794	￦	275,657	￦	152,859	￦	366	￦	2,827,676

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Impaired loans are as follows:

(In millions of Korean won)
	2014
	Retail		Corporate		Credit card		Total
Loans	￦	765,751	￦	2,097,041	￦	199,711	￦	3,062,503
Allowances
Individual assessment		—		(827,386)		—		(827,386)
Collective assessment		(287,548)		(212,625)		(129,518)		(629,691)

		(287,548)		(1,040,011)		(129,518)		(1,457,077)

	￦	478,203	￦	1,057,030	￦	70,193	￦	1,605,426

(In millions of Korean won)
	2013
	Retail		Corporate		Credit card		Total
Loans	￦	1,024,480	￦	2,856,933	￦	208,644	￦	4,090,057
Allowances
Individual assessment		(2)		(1,126,249)		—		(1,126,251)
Collective assessment		(381,739)		(229,058)		(133,616)		(744,413)

		(381,741)		(1,355,307)		(133,616)		(1,870,664)

	￦	642,739	￦	1,501,626	￦	75,028	￦	2,219,393

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	￦	19,654	￦	190,491	￦	359,532	￦	37,754,080	￦	38,323,757
Deposits and savings		954		15,466		35,756		2,286,691		2,338,867
Property and equipment		7,772		4,921		2,449		2,769,360		2,784,502
Real estate		270,230		529,446		1,125,065		123,451,062		125,375,803

	￦	298,610	￦	740,324	￦	1,522,802	￦	166,261,193	￦	168,822,929

(In millions of Korean won)
	2013
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	￦	29,929	￦	226,721	￦	382,997	￦	32,102,952	￦	32,742,599
Deposits and savings		5,099		27,060		56,066		2,324,625		2,412,850
Property and equipment		11,843		1,959		1,281		1,676,443		1,691,526
Real estate		425,748		537,904		1,506,854		114,659,274		117,129,780

	￦	472,619	￦	793,644	￦	1,947,198	￦	150,763,294	￦	153,976,755

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk are as follows:

(In millions of Korean won)	2014		2013
Securities that are neither past due nor impaired	￦	42,077,873	￦	39,977,309
Impaired securities		6,271		9,560

	￦	42,084,144	￦	39,986,869

The credit quality of securities (excluding equity securities) that are neither past due nor impaired as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	￦	8,464,038	￦	1,248,170	￦	—	￦	—	￦	—	￦	9,712,208
Financial assets designated at fair value through profit or loss		76,893		366,067		—		—		—		442,960
Available-for-sale financial assets		18,442,055		847,565		63,931		—		—		19,353,551
Held-to-maturity financial assets		12,569,154		—		—		—		—		12,569,154

	￦	39,552,140	￦	2,461,802	￦	63,931	￦	—	￦	—	￦	42,077,873

(In millions of Korean won)
	2013
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	￦	6,634,168	￦	1,172,476	￦	19,141	￦	—	￦	—	￦	7,825,785
Financial assets designated at fair value through profit or loss		89,527		119,489		—		1,789		—		210,805
Available-for-sale financial assets		18,078,177		785,216		60,335		—		—		18,923,728
Held-to-maturity financial assets		13,016,991		—		—		—		—		13,016,991

	￦	37,818,863	￦	2,077,181	￦	79,476	￦	1,789	￦	—	￦	39,977,309

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The credit qualities of securities (excluding equity securities) according to the credit ratings by external rating agencies are as follows:

Credit	Domestic			Foreign
quality	KAP	KIS	NICE	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Debt securities’ credit qualities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the three foreign credit rating agencies above.

4.2.6 Credit risk mitigation of derivative financial instruments

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk of derivative financial instruments as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Deposits and savings, securities and others	￦	329,482	￦	271,380

	￦	329,482	￦	271,380

4.2.7 Credit risk concentration analysis

The details of the Group’s loans by country as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	￦	119,248,111	￦	100,878,627	￦	11,629,337	￦	231,756,075	99.08	￦	(2,401,417)	￦	229,354,658
Europe		9		184,307		428		184,744	0.08		(390)		184,354
China		84		764,415		240		764,739	0.33		(15,544)		749,195
Japan		2,581		271,914		263		274,758	0.12		(31,394)		243,364
U.S.		—		698,294		834		699,128	0.30		(631)		698,497
Others		47,373		173,694		1,194		222,261	0.09		(2,676)		219,585

	￦	119,298,158	￦	102,971,251	￦	11,632,296	￦	233,901,705	100.00	￦	(2,452,052)	￦	231,449,653

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)
	2013
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	￦	107,644,600	￦	100,533,577	￦	11,782,169	￦	219,960,346	99.14	￦	(2,797,651)	￦	217,162,695
Europe		9		98,752		406		99,167	0.04		(288)		98,879
China		227		583,176		315		583,718	0.26		(16,075)		567,643
Japan		5,708		475,242		350		481,300	0.22		(44,248)		437,052
U.S.		—		448,868		578		449,446	0.20		(654)		448,792
Others		92,670		195,253		640		288,563	0.14		(2,268)		286,295

	￦	107,743,214	￦	102,334,868	￦	11,784,458	￦	221,862,540	100.00	￦	(2,861,184)	￦	219,001,356

The details of the Group’s corporate loans by industry as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	9,117,333	8.85	￦	(85,507)	￦	9,031,826
Manufacturing		32,694,233	31.75		(524,868)		32,169,365
Service		39,384,520	38.25		(306,588)		39,077,932
Wholesale & Retail		13,286,775	12.90		(152,391)		13,134,384
Construction		3,862,457	3.75		(429,297)		3,433,160
Public sector		755,150	0.73		(6,740)		748,410
Others		3,870,783	3.77		(19,761)		3,851,022

	￦	102,971,251	100.00	￦	(1,525,152)	￦	101,446,099

(In millions of Korean won)	2013
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	10,524,203	10.28	￦	(87,471)	￦	10,436,732
Manufacturing		31,160,890	30.45		(611,257)		30,549,633
Service		38,375,826	37.50		(448,114)		37,927,712
Wholesale & Retail		13,873,681	13.56		(194,840)		13,678,841
Construction		4,427,615	4.33		(502,223)		3,925,392
Public sector		654,998	0.64		(8,469)		646,529
Others		3,317,655	3.24		(18,500)		3,299,155

	￦	102,334,868	100.00	￦	(1,870,874)	￦	100,463,994

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The details of the Group’s retail and credit card loans by type as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	52,530,611	40.12	￦	(30,966)	￦	52,499,645
General purpose		66,767,547	50.99		(505,993)		66,261,554
Credit card		11,632,296	8.89		(389,941)		11,242,355

	￦	130,930,454	100.00	￦	(926,900)	￦	130,003,554

(In millions of Korean won)	2013
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	46,485,300	38.89	￦	(77,985)	￦	46,407,315
General purpose		61,257,914	51.25		(502,525)		60,755,389
Credit card		11,784,458	9.86		(409,800)		11,374,658

	￦	119,527,672	100.00	￦	(990,310)	￦	118,537,362

The details of the Group’s securities (excluding equity securities) and derivative financial instruments by industry as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	4,003,061	41.22
Banking and Insurance		4,368,341	44.98
Others		1,340,806	13.80

		9,712,208	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		442,960	100.00

		442,960	100.00

Derivative financial assets
Government and government funded institutions		19,732	1.00
Banking and Insurance		1,762,160	89.53
Others		186,298	9.47

		1,968,190	100.00

Available-for-sale financial assets
Government and government funded institutions		8,274,026	42.74
Banking and Insurance		8,192,189	42.32
Others		2,893,607	14.95

		19,359,822	100.00

Held-to-maturity financial assets
Government and government funded institutions		10,221,322	81.32
Banking and Insurance		1,734,462	13.80
Others		613,370	4.88

		12,569,154	100.00

	￦	44,052,334

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	3,057,633	39.07
Banking and Insurance		3,776,119	48.25
Others		992,033	12.68

		7,825,785	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		210,805	100.00

		210,805	100.00

Derivative financial assets
Government and government funded institutions		18,248	1.00
Banking and Insurance		1,606,285	88.29
Others		194,876	10.71

		1,819,409	100.00

Available-for-sale financial assets
Government and government funded institutions		9,966,361	52.64
Banking and Insurance		6,986,895	36.90
Others		1,980,032	10.46

		18,933,288	100.00

Held-to-maturity financial assets
Government and government funded institutions		10,923,807	83.92
Banking and Insurance		1,259,282	9.67
Others		833,902	6.41

		13,016,991	100.00

	￦	41,806,278

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The details of the Group’s securities (excluding equity securities) and derivative financial instruments by country, as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Amount		%
Financial assets held for trading
Korea	￦	9,653,123	99.39
Others		59,085	0.61

		9,712,208	100.00

Financial assets designated at fair value through profit or loss
Korea		442,960	100.00

		442,960	100.00

Derivative financial assets
Korea		791,704	40.22
United States		274,608	13.95
Others		901,878	45.83

		1,968,190	100.00

Available-for-sale financial assets
Korea		19,307,222	99.73
United States		4,948	0.03
Others		47,652	0.24

		19,359,822	100.00

Held-to-maturity financial assets
Korea		12,569,154	100.00

		12,569,154	100.00

	￦	44,052,334

(In millions of Korean won)	2013
	Amount		%
Financial assets held for trading
Korea	￦	7,809,495	99.79
India		3,194	0.04
Others		13,096	0.17

		7,825,785	100.00

Financial assets designated at fair value through profit or loss
Korea		205,512	97.49
Others		5,293	2.51

		210,805	100.00

Derivative financial assets
Korea		617,804	33.96
United States		284,795	15.65
Others		916,810	50.39

		1,819,409	100.00

Available-for-sale financial assets
Korea		18,908,743	99.87
Others		24,545	0.13

		18,933,288	100.00

Held-to-maturity financial assets
Korea		13,016,991	100.00

		13,016,991	100.00

	￦	41,806,278

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading are in the banking and insurance industries and have high credit ratings.

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other in and outflows, and off-balance sheet related to in and outflows of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by ALM (‘Asset Liability Management’) and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

For the purpose of liquidity management, the liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and outflows of funds and transactions of off-balance items are measured, managed and reported to the Risk Planning Council and Risk Management Committee on a regular basis.

As the main subsidiary, Kookmin Bank regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the consolidated financial statements which are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of December 31, 2014 and 2013, are is follows:

(In millions of Korean won)
	2014
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	6,397,552	￦	675,876	￦	544,520	￦	675,266	￦	57,441	￦	—	￦	8,350,655
Financial assets held for trading[2]		10,121,570		—		—		—		—		—		10,121,570
Financial assets designated at fair value through profit or loss[2]		636,340		—		—		—		—		—		636,340
Derivatives held for trading[2]		1,858,637		—		—		—		—		—		1,858,637
Derivatives held for fair value hedging[3]		—		7,742		(1,147)		20,804		77,968		118,804		224,171
Loans		95,437		21,432,048		24,040,500		79,199,603		60,798,143		88,936,816		274,502,547
Available-for-sale financial assets[4]		2,849,188		501,929		1,688,594		5,008,162		12,201,794		1,365,437		23,615,104
Held-to-maturity financial assets		—		276,462		665,030		3,618,565		8,174,038		1,184,433		13,918,528
Other financial assets		159,698		5,341,800		22,324		1,330,773		8,163		8,931		6,871,689

	￦	22,118,422	￦	28,235,857	￦	26,959,821	￦	89,853,173	￦	81,317,547	￦	91,614,421	￦	340,099,241

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)
	2014
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	￦	836,542	￦	—	￦	—	￦	—	￦	—	￦	—	￦	836,542
Financial liabilities designated at fair value through profit or loss[2]		982,426		—		—		—		—		—		982,426
Derivatives held for trading[2]		1,775,341		—		—		—		—		—		1,775,341
Derivatives held for fair value hedging[3]		—		—		652		146		6,304		(15,580)		(8,478)
Deposits[5]		83,154,750		13,861,281		25,306,312		80,646,054		9,666,892		3,266,842		215,902,131
Debts		943,012		4,058,558		2,078,905		5,200,009		3,611,420		282,484		16,174,388
Debentures		159,620		1,112,986		1,812,861		6,894,122		16,971,344		4,339,194		31,290,127
Other financial liabilities		152,035		7,737,557		23,709		109,784		298,553		559,911		8,881,549

	￦	88,003,726	￦	26,770,382	￦	29,222,439	￦	92,850,115	￦	30,554,513	￦	8,432,851	￦	275,834,026

Off- balance sheet items
Commitments[6]	￦	96,316,581	￦	—	￦	—	￦	—	￦	—	￦	—	￦	96,316,581
Financial guarantee contract[7]		4,459,645		—		—		—		—		—		4,459,645

	￦	100,776,226	￦	—	￦	—	￦	—	￦	—	￦	—	￦	100,776,226

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)
	2013
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	5,672,570	￦	501,100	￦	183,931	￦	586,696	￦	49,314	￦	160,826	￦	7,154,437
Financial assets held for trading[2]		8,967,006		—		—		—		—		—		8,967,006
Financial assets designated at fair value through profit or loss[2]		326,583		—		—		—		—		35,153		361,736
Derivatives held for trading[2]		1,680,880		—		—		—		—		—		1,680,880
Derivatives held for fair value hedging[3]		—		10,944		1,617		16,036		124,794		123,782		277,173
Loans		112,484		22,354,010		23,245,138		77,032,831		57,284,561		82,239,530		262,268,554
Available-for-sale financial assets[4]		2,496,486		571,796		1,542,912		4,891,859		12,313,615		1,977,317		23,793,985
Held-to-maturity financial assets		—		261,124		518,368		3,343,087		9,254,470		1,268,563		14,645,612
Other financial assets		27,788		4,262,763		22,473		1,526,228		6,554		2,382		5,848,188

	￦	19,283,797	￦	27,961,737	￦	25,514,439	￦	87,396,737	￦	79,033,308	￦	85,807,553	￦	324,997,571

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)

	2013
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	￦	236,637	￦	—	￦	—	￦	—	￦	—	￦	—	￦	236,637
Financial liabilities designated at fair value through profit or loss[2]		878,565		—		—		—		—		—		878,565
Derivatives held for trading[2]		1,580,029		—		—		—		—		—		1,580,029
Derivatives held for fair value hedging[3]		—		—		25,411		179,000		8,959		—		213,370
Deposits[5]		74,110,641		14,193,153		28,638,089		77,181,179		8,603,695		2,677,536		205,404,293
Debts		270,987		3,279,051		1,711,622		4,733,173		4,038,514		356,424		14,389,771
Debentures		17,917		1,237,666		2,039,452		9,489,594		13,576,339		4,722,857		31,083,825
Other financial liabilities		141,041		8,372,426		13,101		63,409		198,068		509,412		9,297,457

	￦	77,235,817	￦	27,082,296	￦	32,427,675	￦	91,646,355	￦	26,425,575	￦	8,266,229	￦	263,083,947

Off- balance sheet items
Commitments[6]	￦	95,422,032	￦	—	￦	—	￦	—	￦	—	￦	—	￦	95,422,032
Financial guarantee contract[7]		3,097,372		—		—		—		—		—		3,097,372

	￦	98,519,404	￦	—	￦	—	￦	—	￦	—	￦	—	￦	98,519,404

[1]	The amounts of ￦7,136,623 million and ￦7,671,914 million which are restricted amounts due from the financial institutions as of December 31, 2014 and 2013, respectively, are excluded.
[2]	Financial instruments held for trading, financial instruments designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category. However, hybrid capital instruments classified as financial instruments designated at fair value through profit or loss are included in the ‘Over 5 years’ category which they can be redeemed, owing to uncertain point of sale.
[3]	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

[4]	In the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to be expired.
[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments can be required upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

The contractual cash flows of derivatives held for cash flow hedging as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)

	2014
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net settlement derivatives	￦	(688)	￦	(1,365)	￦	(5,203)	￦	(8,437)	￦	—	￦	(15,693)
Cash flow to be received of total settlement derivatives		171		423		2,531		344,051		—		347,176
Cash flow to be paid of total settlement derivatives		(504)		(1,062)		(5,006)		(343,149)		—		(349,721)

(In millions of Korean won)

	2013
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net settlement derivatives	￦	(449)	￦	(1,127)	￦	(3,815)	￦	1,212	￦	—	￦	(4,179)
Cash flow to be received of total settlement derivatives		169		370		317,714		—		—		318,253
Cash flow to be paid of total settlement derivatives		(617)		(1,153)		(326,160)		—		—		(327,930)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

4.4 Market risk

4.4.1 Overview of market risk

Definition of market risk

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments, such as securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks and currency risks and other risks include stock price risks. In addition, the Group is exposed to interest rate risks and currency risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary in the Group.

Market risk management group

The Group sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

As the main subsidiary, Kookmin Bank establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed derivative instruments, through its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business departments to the Market Risk Management Committee which is chaired by a Chief Risk Officer (CRO). The Market Risk Management Committee sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks, such as interest rate gap, duration gap and sensitivity, are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to management.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

4.4.2 Trading Position

Definition of a trading position

Trading positions subject to market risk management are defined under the Trading Policy and Guideline, and the basic requirements are as follows:

•	The trading position is not restricted for sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and Guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Group’s risk management.

Observation method on market risk arising from trading positions

The Group calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Group manages market risk on the trading portfolio. In addition, the Group controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

VaR (Value at Risk)

i. VaR (Value at Risk)

The Group uses the value-at-risk methodology to measure the market risk of trading positions. The Group uses the 10-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered to be a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results. However, the KB Investment & Securities Co., Ltd. calculates ten-day VaR using the variance-covariance method and a 99% single tail confidence level based on historical data for the previous 250 business days calculated by the equal-weighted average method. It means the maximum amount of loss for the 10 days that could occur under normal distribution of financial changes.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses may vary depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

The Group uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. Also, general and individual risks in some positions included in the consolidated financial statements in adoption of Korean IFRS, are measured using a standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions.

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the market risk model. In back-testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of derivatives and other risk factors that have significant influence on the value of the portfolio. The Group mainly uses an historical scenario tool and also uses a hypothetical scenario tool for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period by a subsidiary as of December 31, 2014 and 2013, are as follows:

Kookmin Bank

	2014
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	￦	12,938	￦	7,657	￦	19,801	￦	10,148
Stock price risk		1,627		714		3,858		851
Foreign exchange rate risk		12,049		5,070		14,705		10,814
Deduction of diversification effect								(8,809)

Total VaR	￦	15,383	￦	10,089	￦	23,560	￦	13,004

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

	2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	￦	16,270	￦	7,428	￦	24,979	￦	16,967
Stock price risk		3,480		932		7,114		1,049
Foreign exchange rate risk		9,264		5,287		13,589		5,287
Deduction of diversification effect								(6,928)

Total VaR	￦	17,316	￦	10,868	￦	22,249	￦	16,375

KB Investment & Securities Co., Ltd.

	2014
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	￦	1,334	￦	294	￦	2,971	￦	1,874
Stock price risk		1,154		480		3,054		1,414
Foreign exchange rate risk		12		1		125		55
Deduction of diversification effect								(878)

Total VaR	￦	1,773	￦	753	￦	3,098	￦	2,465

	2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	￦	2,503	￦	160	￦	6,825	￦	1,825
Stock price risk		1,920		507		6,244		1,139
Foreign exchange rate risk		527		24		1,311		53
Deduction of diversification effect								(698)

Total VaR	￦	3,319	￦	589	￦	8,908	￦	2,318

KB Life Insurance Co., Ltd.

	2014
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	￦	121	￦	33	￦	374	￦	33
Deduction of diversification effect								—

Total VaR	￦	121	￦	33	￦	374	￦	33

	2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	￦	279	￦	157	￦	441	￦	329
Deduction of diversification effect								—

Total VaR	￦	279	￦	157	￦	441	￦	329

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

KB Investment Co., Ltd.

	2014
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Foreign exchange rate risk	￦	30	￦	18	￦	37	￦	25
Deduction of diversification effect								—

Total VaR	￦	30	￦	18	￦	37	￦	25

	2013
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Foreign exchange rate risk	￦	40	￦	29	￦	53	￦	30
Deduction of diversification effect								—

Total VaR	￦	40	￦	29	￦	53	￦	30

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR as of December 31, 2014 and 2013, is as follows:

Kookmin Bank

(In millions of Korean won)	2014		2013
Interest rate risk	￦	792	￦	921
Stock price risk		1,101		2
Foreign exchange rate risk		9,387		9,214

	￦	11,280	￦	10,137

KB Investment & Securities Co., Ltd.

(In millions of Korean won)	2014		2013
Interest rate risk	￦	8,865	￦	5,081
Stock price risk		2,590		3,602

	￦	11,455	￦	8,683

KB Life Insurance Co., Ltd.

(In millions of Korean won)	2014		2013
Stock price risk	￦	—	￦	106

KB Investment Co., Ltd.

(In millions of Korean won)	2014		2013
Stock price risk	￦	1,979	￦	1,424

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages interest rate risk on trading positions using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Kazakhstan Tenge, and the remainder in Japanese Yen or Euro. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

4.4.3 Non-trading position

Definition of non-trading position

The most critical market risk that arises in non-trading portfolios is interest rate risk. Interest rate risk occurs due to mismatches on maturities and interest rate change periods between interest sensitive assets and liabilities. The Group measures interest rate risk arising from assets and liabilities denominated in Korean won and foreign currencies including derivative financial instruments held for hedging. Most interest-bearing assets and interest-bearing liabilities are denominated in Korean won. Most foreign currency assets and liabilities are denominated in US Dollars and the remainder in Japanese Yen or Euro.

Observation method on market risk arising from non-trading position

The main objective of interest rate risk management is to generate stable net interest income and to protect asset values against interest rate fluctuations. The Group manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities and measuring interest rate VaR.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on the interest rates repricing dates for interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities in each maturity bucket. The Group conducts interest gap analysis on assets denominated in Korean won and foreign currencies on a monthly basis. However, where there is no contractual maturity for a particular instrument, then a maturity date is set according to internal liquidity risk management guidelines, determined by ALM.

The results of the interest rate gap analysis by subsidiary as of December 31, 2014 and 2013, are as follows:

Kookmin Bank

(In millions of Korean won)	2014
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	81,410,723	￦	58,363,078	￦	49,200,979	￦	25,841,692	￦	16,042,468	￦	230,858,940
Interest-bearing liabilities in Korean won		92,018,008		38,515,842		52,996,290		25,838,417		19,891,843		229,260,400

Gap	￦	(10,607,285)	￦	19,847,236	￦	(3,795,311)	￦	3,275	￦	(3,849,375)	￦	1,598,540

Accumulated gap		(10,607,285)		9,239,951		5,444,640		5,447,915		1,598,540

Percentage (%)		(4.59)		4.00		2.36		2.36		0.69

Interest-bearing assets in foreign currencies	￦	9,976,001	￦	2,287,466	￦	1,468,572	￦	1,506,339	￦	117,486	￦	15,355,864
Interest-bearing liabilities in foreign currencies		9,321,764		3,710,940		1,475,686		1,415,952		51,071		15,975,413

Gap	￦	654,237	￦	(1,423,474)	￦	(7,114)	￦	90,387	￦	66,415	￦	(619,549)

Accumulated gap		654,237		(769,237)		(776,351)		(685,964)		(619,549)

Percentage (%)		4.26		(5.01)		(5.06)		(4.47)		(4.03)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	83,935,439	￦	54,589,446	￦	46,832,862	￦	21,608,336	￦	14,297,239	￦	221,263,322
Interest-bearing liabilities in Korean won		91,505,923		37,966,586		50,647,954		20,948,789		18,244,867		219,314,119

Gap	￦	(7,570,484)	￦	16,622,860	￦	(3,815,092)	￦	659,547	￦	(3,947,628)	￦	1,949,203

Accumulated gap		(7,570,484)		9,052,376		5,237,284		5,896,831		1,949,203

Percentage (%)		(3.42)		4.09		2.37		2.67		0.88

Interest-bearing assets in foreign currencies	￦	10,112,905	￦	1,888,724	￦	607,499	￦	396,714	￦	257,419	￦	13,263,261
Interest-bearing liabilities in foreign currencies		9,500,565		2,631,393		1,527,154		225,300		124,357		14,008,769

Gap	￦	612,340	￦	(742,669)	￦	(919,655)	￦	171,414	￦	133,062	￦	(745,508)

Accumulated gap		612,340		(130,329)		(1,049,984)		(878,570)		(745,508)

Percentage (%)		4.62		(0.98)		(7.92)		(6.62)		(5.62)

KB Kookmin Card Co., Ltd.

(In millions of Korean won)	2014
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	4,116,795	￦	1,293,247	￦	1,695,695	￦	4,852,525	￦	3,143,092	￦	15,101,354
Interest-bearing liabilities in Korean won		1,060,000		988,000		1,461,000		4,604,840		2,104,920		10,218,760

Gap	￦	3,056,795	￦	305,247	￦	234,695	￦	247,685	￦	1,038,172	￦	4,882,594

Accumulated gap		3,056,795		3,362,042		3,596,737		3,844,422		4,882,594

Percentage (%)		20.24		22.26		23.82		25.46		32.33

(In millions of Korean won)	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	3,951,261	￦	1,212,736	￦	1,600,360	￦	5,010,999	￦	3,108,753	￦	14,884,109
Interest-bearing liabilities in Korean won		940,000		782,765		1,868,825		4,704,000		2,190,000		10,485,590

Gap	￦	3,011,261	￦	429,971	￦	(268,465)	￦	306,999	￦	918,753	￦	4,398,519

Accumulated gap		3,011,261		3,441,232		3,172,767		3,479,766		4,398,519

Percentage (%)		20.23		23.12		21.32		23.38		29.55

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

KB Investment & Securities Co., Ltd.

(In millions of Korean won)	2014
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	490,113	￦	214,300	￦	212,351	￦	15,190	￦	19,211	￦	951,165
Interest-bearing liabilities in Korean won		1,365,885		125,000		36,997		—		—		1,527,882

Gap	￦	(875,772)	￦	89,300	￦	175,354	￦	15,190	￦	19,211	￦	(576,717)

Accumulated gap		(875,772)		(786,472)		(611,118)		(595,928)		(576,717)

Percentage (%)		(92.07)		(82.69)		(64.25)		(62.65)		(60.63)

Interest-bearing assets in foreign currencies	￦	20,815	￦	10,419	￦	64,997	￦	—	￦	—	￦	96,231
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	￦	20,815	￦	10,419	￦	64,997	￦	—	￦	—	￦	96,231

Accumulated gap		20,815		31,234		96,231		96,231		96,231

Percentage (%)		21.63		32.46		100.00		100.00		100.00

(In millions of Korean won)	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	491,652	￦	14,000	￦	227,542	￦	169,990	￦	1,823	￦	905,007
Interest-bearing liabilities in Korean won		516,734		160,000		10,000		32,000		—		718,734

Gap	￦	(25,082)	￦	(146,000)	￦	217,542	￦	137,990	￦	1,823	￦	186,273

Accumulated gap		(25,082)		(171,082)		46,460		184,450		186,273

Percentage (%)		(2.77)		(18.90)		5.13		20.38		20.58

Interest-bearing assets in foreign currencies	￦	66,576	￦	6,162	￦	56,558	￦	—	￦	—	￦	129,296
Interest-bearing liabilities in foreign currencies		—		—		—		—		—		—

Gap	￦	66,576	￦	6,162	￦	56,558	￦	—	￦	—	￦	129,296

Accumulated gap		66,576		72,738		129,296		129,296		129,296

Percentage (%)		51.49		56.26		100.00		100.00		100.00

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

KB Life Insurance Co., Ltd.

(In millions of Korean won)	2014
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	501,452	￦	317,004	￦	732,000	￦	1,883,395	￦	2,648,788	￦	6,082,639
Interest-bearing liabilities in Korean won		2,068		949		1,579,923		4,137,043		465,131		6,185,114

Gap	￦	499,384	￦	316,055	￦	(847,923)	￦	(2,253,648)	￦	2,183,657	￦	(102,475)

Accumulated gap		499,384		815,439		(32,484)		(2,286,132)		(102,475)

Percentage (%)		8.21		13.41		(0.53)		(37.58)		(1.68)

(In millions of Korean won)	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	249,863	￦	187,377	￦	630,846	￦	1,314,773	￦	2,502,573	￦	4,885,432
Interest-bearing liabilities in Korean won		27,836		72,309		4,862,687		36,488		528,861		5,528,181

Gap	￦	222,027	￦	115,068	￦	(4,231,841)	￦	1,278,285	￦	1,973,712	￦	(642,749)

Accumulated gap		222,027		337,095		(3,894,746)		(2,616,461)		(642,749)

Percentage (%)		4.54		6.90		(79.72)		(53.56)		(13.16)

KB Savings Bank Co., Ltd.

(In millions of Korean won)	2014
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	209,895	￦	109,368	￦	156,869	￦	53,424	￦	86,272	￦	615,828
Interest-bearing liabilities in Korean won		133,057		160,070		249,389		62,139		2,403		607,058

Gap	￦	76,838	￦	(50,702)	￦	(92,520)	￦	(8,715)	￦	83,869	￦	8,770

Accumulated gap		76,838		26,136		(66,384)		(75,099)		8,770

Percentage (%)		12.48		4.24		(10.78)		(12.19)		1.42

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	160,377	￦	64,008	￦	90,405	￦	71,477	￦	43,765	￦	430,032
Interest-bearing liabilities in Korean won		88,608		108,965		212,012		26,693		1,271		437,549

Gap	￦	71,769	￦	(44,957)	￦	(121,607)	￦	44,784	￦	42,494	￦	(7,517)

Accumulated gap		71,769		26,812		(94,795)		(50,011)		(7,517)

Percentage (%)		16.69		6.23		(22.04)		(11.63)		(1.75)

Yehansoul Savings Bank Co., Ltd.

(In millions of Korean won)	2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	109,603	￦	11,149	￦	1,881	￦	4,515	￦	23,659	￦	150,807
Interest-bearing liabilities in Korean won		60,126		48,336		42,739		6,008		111		157,320

Gap	￦	49,477	￦	(37,187)	￦	(40,858)	￦	(1,493)	￦	23,548	￦	(6,513)

Accumulated gap		49,477		12,290		(28,568)		(30,061)		(6,513)

Percentage (%)		32.81		8.15		(18.94)		(19.93)		(4.32)

KB Capital Co., Ltd.

(In millions of Korean won)	2014
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in Korean won	￦	574,781	￦	423,694	￦	694,273	￦	1,768,434	￦	498,480	￦	3,959,662
Interest-bearing liabilities in Korean won		414,253		36,399		66,512		1,841,011		254,094		2,612,269

Gap	￦	160,528	￦	387,295	￦	627,761	￦	(72,577)	￦	244,386	￦	1,347,393

Accumulated gap		160,528		547,823		1,175,584		1,103,007		1,347,393

Percentage (%)		4.05		13.84		29.69		27.86		34.03

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk at a 99.94% confidence level. The measurement results of risk as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Kookmin Bank	￦	112,500	￦	203,503
KB Kookmin Card Co., Ltd.		55,101		73,135
KB Investment & Securities Co., Ltd.		3,489		7,503
KB Life Insurance Co., Ltd.		103,424		168,542
KB Savings Bank Co., Ltd.		4,649		3,870
Yehansoul Savings Bank Co., Ltd.		—		1,604
KB Capital Co.,Ltd		3,685		—

4.4.4 Financial instruments in foreign currencies

Financial instruments in foreign currencies as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	￦	1,554,219	￦	148,923	￦	104,932	￦	10,875	￦	47,653	￦	180,518	￦	2,047,120
Financial assets held for trading		43,753		—		15,333		—		—		—		59,086
Financial assets designated at fair value through profit or loss		11,000		—		—		—		—		—		11,000
Derivatives held for trading		55,895		83		694		—		37		6		56,715
Derivatives held for hedging		5,032		—		—		—		—		—		5,032
Loans		10,753,455		900,972		402,656		6,612		3,492		115,633		12,182,820
Available-for-sale financial assets		798,353		—		—		—		—		1,914		800,267
Other financial assets		1,192,982		61,140		75,970		1,710		46,434		10,212		1,388,448

	￦	14,414,689	￦	1,111,118	￦	599,585	￦	19,197	￦	97,616	￦	308,283	￦	16,550,488

Financial liabilities
Derivatives held for trading	￦	86,046	￦	—	￦	921	￦	—	￦	—	￦	47	￦	87,014
Derivatives held for hedging		226		—		—		—		—		—		226
Deposits		4,611,932		389,071		188,431		19,924		21,297		273,357		5,504,012
Debts		6,382,288		258,483		303,866		880		3,577		168,908		7,118,002
Debentures		3,094,159		73,606		26,730		—		—		22,671		3,217,166
Other financial liabilities		1,194,927		76,150		78,093		7,157		46,710		13,043		1,416,080

	￦	15,369,578	￦	797,310	￦	598,041	￦	27,961	￦	71,584	￦	478,026	￦	17,342,500

Off-balance sheet items		17,850,878		19,783		6,549		4,704		18,898		78,818		17,979,630

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	￦	1,324,563	￦	123,527	￦	87,765	￦	5,495	￦	130,290	￦	216,250	￦	1,887,890
Financial assets held for trading		16,290		—		—		—		—		—		16,290
Financial assets designated at fair value through profit or loss		5,293		—		—		—		—		—		5,293
Derivatives held for trading		94,664		—		946		—		—		—		95,610
Derivatives held for hedging		16,094		—		—		—		—		—		16,094
Loans		10,061,929		1,235,187		381,415		51,677		456		190,827		11,921,491
Available-for-sale financial assets		777,081		10,052		—		—		—		3,747		790,880
Other financial assets		512,717		314,632		76,016		1,332		—		91,405		996,102

	￦	12,808,631	￦	1,683,398	￦	546,142	￦	58,504	￦	130,746	￦	502,229	￦	15,729,650

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	5,287	￦	—	￦	—	￦	—	￦	—	￦	—	￦	5,287
Derivatives held for trading		127,308		—		1,333		—		15		—		128,656
Deposits		3,914,192		515,595		150,713		15,816		10,905		280,863		4,888,084
Debts		5,830,466		574,307		318,748		4,382		100,464		174,898		7,003,265
Debentures		2,717,876		236,020		193,062		—		—		148,687		3,295,645
Other financial liabilities		1,475,826		59,820		150,815		51,678		913		42,241		1,781,293

	￦	14,070,955	￦	1,385,742	￦	814,671	￦	71,876	￦	112,297	￦	646,689	￦	17,102,230

Off-balance sheet items	￦	16,574,161	￦	3,486	￦	4,878	￦	4,787	￦	9,958	￦	60,221	￦	16,657,491

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

4.6. Capital Adequacy

The Group complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in June 2011, and was implemented in Korea in December 2013. The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 4.0%(3.5%,2013), a minimum Tier 1 ratio of 5.5%(4.5%,2013) and a minimum Total Regulatory Capital of 8.0%(8.0%,2013) as of December 31, 2014.

The Group’s equity capital is classified into three categories in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies:

- Common Equity Tier 1 Capital: Common equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Group, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

- Additional Tier 1 Capital: Additional Tier 1 Capital includes (i) perpetual instruments issued by the Group that meet the criteria for inclusion in Additional Tier 1 capital, and (ii) stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

- Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Group. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than 5 years that meet the criteria for inclusion in Additional Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary as a result of classification of asset soundness in accordance with Regulation on Supervision of Financial Holding Companies and others.

Risk weighted asset means the inherent risks in the total assets held by the Group. The Group calculates risk weighted asset by each risk (credit risk, market risk, and operational risk) based on the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies and uses it for BIS ratio calculation.

The Group assesses and monitors its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under target credit rate set by the Group). The Group monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Economic Capital is the amount of capital to prevent the inability of payment due to unexpected loss in the future. The Group measures, allocates and monitors economic capital by risk type and subsidiaries.

The Risk Management Council of the Group determines the Group’s risk appetite and allocates economic capital by risk type and subsidiary. Each subsidiary efficiently operates its capital within a range of allocated economic capital. The Risk Management Department of the Group monitors the limit on economic capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion. The Group and its subsidiaries comply with external capital adequacy requirements as of December 31, 2014 and 2013.

The details of the Group’s capital adequacy calculation in line with Basel III requirements as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Equity Capital:	￦	28,347,675	￦	27,296,535
Tier 1 Capital		24,248,598		22,693,836
Common Equity Tier 1 Capital		24,062,475		22,693,836
Additional Tier 1 Capital		186,123		—
Tier 2 Capital		4,099,077		4,602,699
Risk-weighted assets:		182,485,957		177,514,060
Equity Capital (%):		15.53		15.38
Tier 1 Capital (%)		13.29		12.78
Common Equity Tier 1 Capital (%)		13.19		12.78

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into the following business segments. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Banking business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.

	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.
	Other Banking services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.
Credit Card business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.
Investment & Securities business		The activities within this segment include investment banking and brokerage services and other supporting activities.
Life Insurance business		The activities within this segment include life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Financial information by business segment for the year ended December 31, 2014, is as follows:

(In millions of Korean won)

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	￦	1,710,416	￦	2,211,969	￦	1,480,838	￦	5,403,223	￦	1,280,628	￦	141,355	￦	105,255	￦	266,332	￦	—	￦	7,196,793
Segment operating revenues (expenses)		70,271		(48,256)		211,993		234,008		(223,878)		5,218		(30,498)		166,503		(151,353)		—

	￦	1,780,687	￦	2,163,713	￦	1,692,831	￦	5,637,231	￦	1,056,750	￦	146,573	￦	74,757	￦	432,835	￦	(151,353)	￦	7,196,793

Net interest income		2,448,966		2,079,834		442,646		4,971,446		993,806		18,136		227,344		203,443		1,600		6,415,775
Interest income		4,008,584		4,432,760		1,261,283		9,702,627		1,353,704		45,404		227,372		326,366		(20,177)		11,635,296
Interest expense		(1,559,618)		(2,352,926)		(818,637)		(4,731,181)		(359,898)		(27,268)		(28)		(122,923)		21,777		(5,219,521)
Net fee and commission income		237,229		524,784		316,032		1,078,045		95,132		76,268		253		134,154		(1,123)		1,382,729
Fee and commission income		277,196		597,072		397,070		1,271,338		1,408,749		82,531		253		157,924		(254,610)		2,666,185
Fee and commission expense		(39,967)		(72,288)		(81,038)		(193,293)		(1,313,617)		(6,263)		—		(23,770)		253,487		(1,283,456)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		179		(20,238)		376,350		356,291		—		46,999		10,338		25,595		(25)		439,198
Net other operating income (loss)		(905,687)		(420,667)		557,803		(768,551)		(32,188)		5,170		(163,178)		69,643		(151,805)		(1,040,909)
General and administrative expenses		(711,029)		(1,695,563)		(966,266)		(3,372,858)		(340,606)		(102,526)		(59,994)		(188,510)		54,800		(4,009,694)
Operating profit before provision for credit losses		1,069,658		468,150		726,565		2,264,373		716,144		44,047		14,763		244,325		(96,553)		3,187,099
Provision (reversal) for credit losses		(566,942)		(304,116)		(16,596)		(887,654)		(277,662)		(4,422)		(1,112)		(57,350)		224		(1,227,976)
Net operating profit		502,716		164,034		709,969		1,376,719		438,482		39,625		13,651		186,975		(96,329)		1,959,123
Share of profit of associates		—		—		17,555		17,555		—		81		—		(13,778)		9,570		13,428
Net other non-operating revenue (expense)		1,242		—		(35,241)		(33,999)		(5,076)		(1,025)		(1,383)		(24,877)		(4,766)		(71,126)
Segment profits before income tax		503,958		164,034		692,283		1,360,275		433,406		38,681		12,268		148,320		(91,525)		1,901,425
Income tax expense		(120,504)		(53,967)		(156,763)		(331,234)		(100,705)		(13,057)		(5,731)		(33,602)		(1,985)		(486,314)
Profit for the year		383,454		110,067		535,520		1,029,041		332,701		25,624		6,537		114,718		(93,510)		1,415,111
Profit attributable to Shareholders of the parent company		383,454		110,067		535,520		1,029,041		332,701		25,624		6,537		100,329		(93,510)		1,400,722
Profit attributable to Non-controlling interests		—		—		—		—		—		—		—		14,389		—		14,389
Total assets[1]		94,313,469		111,074,156		70,066,039		275,453,664		15,886,769		4,131,568		7,680,184		25,965,518		(20,761,995)		308,355,708
Total liabilities[1]		83,780,834		123,792,699		45,939,658		253,513,191		12,406,314		3,554,828		7,096,459		5,347,261		(1,075,017)		280,843,036

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Financial information by business segment for the year ended December 31, 2013, is as follows:

(In millions of Korean won)

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	￦	1,731,770	￦	2,453,683	￦	1,486,647	￦	5,672,100	￦	1,420,937	￦	115,054	￦	102,226	￦	143,811	￦	—	￦	7,454,128
Segment operating revenues (expenses)		4,945		(91,800)		314,854		227,999		(218,231)		5,180		(38,327)		124,281		(100,902)		—

	￦	1,736,715	￦	2,361,883	￦	1,801,501	￦	5,900,099	￦	1,202,706	￦	120,234	￦	63,899	￦	268,092	￦	(100,902)	￦	7,454,128

Net interest income		2,550,728		2,012,661		596,851		5,160,240		1,057,046		23,985		200,422		80,694		445		6,522,832
Interest income		4,390,623		4,785,526		1,419,231		10,595,380		1,435,952		40,567		200,422		106,336		(21,727)		12,356,930
Interest expense		(1,839,895)		(2,772,865)		(822,380)		(5,435,140)		(378,906)		(16,582)		—		(25,642)		22,172		(5,834,098)
Net fee and commission income		240,698		612,165		251,881		1,104,744		184,679		75,796		109		118,136		(4,225)		1,479,239
Fee and commission income		282,403		674,250		324,997		1,281,650		1,406,239		84,168		109		137,796		(252,597)		2,657,365
Fee and commission expense		(41,705)		(62,085)		(73,116)		(176,906)		(1,221,560)		(8,372)		—		(19,660)		248,372		(1,178,126)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		184		(1,804)		692,121		690,501		—		19,422		18,051		28,898		(50)		756,822
Net other operating income (loss)		(1,054,895)		(261,139)		260,648		(1,055,386)		(39,019)		1,031		(154,683)		40,364		(97,072)		(1,304,765)
General and administrative expenses		(821,503)		(1,739,768)		(835,517)		(3,396,788)		(354,392)		(96,345)		(50,692)		(141,668)		56,321		(3,983,564)
Operating profit before provision for credit losses		915,212		622,115		965,984		2,503,311		848,314		23,889		13,207		126,424		(44,581)		3,470,564
Provision (reversal) for credit losses		(706,464)		(358,150)		(575)		(1,065,189)		(344,555)		(5,425)		(526)		(28,235)		358		(1,443,572)
Net operating profit		208,748		263,965		965,409		1,438,122		503,759		18,464		12,681		98,189		(44,223)		2,026,992
Share of profit of associates		—		—		(202,880)		(202,880)		—		7		—		(38,134)		41,615		(199,392)
Net other non-operating revenue (expense)		1,662		—		(25,293)		(23,631)		(1,652)		(1,728)		(791)		31,256		(15,763)		(12,309)
Segment profits before income tax		210,410		263,965		737,236		1,211,611		502,107		16,743		11,890		91,311		(18,371)		1,815,291
Income tax expense		(53,195)		(86,283)		(241,421)		(380,899)		(117,696)		(4,887)		(2,792)		(30,021)		(4,298)		(540,593)
Profit for the year		157,215		177,682		495,815		830,712		384,411		11,856		9,098		61,290		(22,669)		1,274,698
Profit attributable to Shareholders of the parent company		157,215		177,682		495,731		830,628		384,411		11,856		6,231		61,290		(22,914)		1,271,502
Profit attributable to Non-controlling interests		—		—		84		84		—		—		2,867		—		245		3,196
Total assets[1]		92,498,513		103,202,391		69,887,481		265,588,385		15,854,992		2,525,070		6,945,605		21,504,989		(20,251,443)		292,167,598
Total liabilities[1]		81,008,201		122,206,712		41,426,715		244,641,628		12,385,131		1,973,888		6,396,477		1,414,111		(625,911)		266,185,324

[1]	Amounts before intra-group transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Banking service	￦	5,403,223	￦	5,672,100
Credit card service		1,280,628		1,420,937
Investment & securities service		141,355		115,054
Life insurance service		105,255		102,226
Other service		266,332		143,811

	￦	7,196,793	￦	7,454,128

5.2.2 Geographical information

Geographical operating revenues from external customers for the years ended December 31, 2014 and 2013, and major non-current assets as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014				2013
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets
Domestic	￦	7,093,068	￦	3,807,792	￦	7,399,906	￦	3,600,424
United States		11,655		256		12,730		21
New Zealand		6,684		193		8,581		20
China		46,892		7,518		32,190		10,488
Japan		19,842		1,391		(17,182)		1,722
Argentina		573		—		6		—
Vietnam		3,130		287		3,268		316
Cambodia		5,364		564		5,741		898
United Kingdom		9,585		108		8,888		9
Intra-group adjustment		—		131,342		—		56,408

	￦	7,196,793	￦	3,949,451	￦	7,454,128	￦	3,670,306

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair value of financial instruments

Carrying amount and fair value of financial assets and liabilities as of December 31, 2014 and 2013, are as follows:

	2014				2013
(In millions of Korean won)	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	￦	15,423,847	￦	15,425,123	￦	14,792,654	￦	14,793,603
Financial assets held for trading		10,121,570		10,121,570		8,967,006		8,967,006
Debt securities		9,712,208		9,712,208		7,825,785		7,825,785
Equity securities		358,017		358,017		1,100,969		1,100,969
Others		51,345		51,345		40,252		40,252
Financial assets designated at fair value through profit or loss		636,340		636,340		361,736		361,736
Equity securities		134,172		134,172		115,778		115,778
Derivative linked securities		502,168		502,168		245,958		245,958
Derivatives held for trading		1,858,637		1,858,637		1,680,880		1,680,880
Derivatives held for hedging		109,553		109,553		138,529		138,529
Loans		231,449,653		232,084,413		219,001,356		219,319,406
Available-for-sale financial assets		22,391,466		22,391,466		21,832,104		21,832,104
Debt securities		19,359,822		19,359,822		18,933,288		18,933,288
Equity securities		3,031,644		3,031,644		2,898,816		2,898,816
Held-to-maturity financial assets		12,569,154		13,050,574		13,016,991		13,386,962
Other financial assets		7,559,631		7,559,631		6,251,679		6,251,679

	￦	302,119,851	￦	303,237,307	￦	286,042,935	￦	286,731,905

Financial liabilities
Financial liabilities held for trading	￦	836,542	￦	836,542	￦	236,637	￦	236,637
Financial liabilities designated at fair value through profit or loss		982,426		982,426		878,565		878,565
Derivatives held for trading		1,775,341		1,775,341		1,580,029		1,580,029
Derivatives held for hedging		22,049		22,049		215,310		215,310
Deposits		211,549,121		211,946,808		200,882,064		201,128,271
Debts		15,864,500		15,944,770		14,101,331		14,098,569
Debentures		29,200,706		29,752,202		27,039,534		28,221,196
Other financial liabilities		11,918,820		11,918,865		13,262,914		13,262,946

	￦	272,149,505	￦	273,179,003	￦	258,196,384	￦	259,621,523

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using a DCF model.

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including Discounted Cash Flow (DCF) Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Fair value hierarchy of financial assets and liabilities measured at fair value

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of December 31, 2014 and 2013, is as follows:

(In millions of Korean won)	2014
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	￦	4,371,105	￦	5,341,103	￦	—	￦	9,712,208
Equity securities		248,689		109,328		—		358,017
Others		51,345		—		—		51,345
Financial assets designated at fair value through profit or loss
Equity securities		—		134,172		—		134,172
Derivative linked securities		—		—		502,168		502,168
Derivatives held for trading		348		1,793,894		64,395		1,858,637
Derivatives held for hedging		—		109,293		260		109,553
Available-for-sale financial assets[1]
Debt securities		6,982,339		12,377,142		341		19,359,822
Equity securities		1,052,269		178,377		1,800,998		3,031,644

	￦	12,706,095	￦	20,043,309	￦	2,368,162	￦	35,117,566

Financial liabilities
Financial liabilities held for trading	￦	836,542	￦	—	￦	—	￦	836,542
Financial liabilities designated at fair value through profit or loss		—		—		982,426		982,426
Derivatives held for trading		1,146		1,751,617		22,578		1,775,341
Derivatives held for hedging		—		19,768		2,281		22,049

	￦	837,688	￦	1,771,385	￦	1,007,285	￦	3,616,358

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	￦	3,160,592	￦	4,665,193	￦	—	￦	7,825,785
Equity securities		327,260		773,709		—		1,100,969
Others		40,252		—		—		40,252
Financial assets designated at fair value through profit or loss
Equity securities		—		115,778		—		115,778
Derivative linked securities		—		12,030		233,928		245,958
Derivatives held for trading		744		1,630,940		49,196		1,680,880
Derivatives held for hedging		—		138,077		452		138,529
Available-for-sale financial assets[1]
Debt securities		9,754,737		9,175,742		2,809		18,933,288
Equity securities		985,108		254,464		1,659,244		2,898,816

	￦	14,268,693	￦	16,765,933	￦	1,945,629	￦	32,980,255

Financial liabilities
Financial liabilities held for trading	￦	236,637	￦	—	￦	—	￦	236,637
Financial liabilities designated at fair value through profit or loss		—		—		878,565		878,565
Derivatives held for trading		261		1,538,374		41,394		1,580,029
Derivatives held for hedging		—		206,468		8,842		215,310

	￦	236,898	￦	1,744,842	￦	928,801	￦	2,910,541

[1]	The amounts of equity securities carried at cost in “Level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦93,435 million and ￦117,750 million as of December 31, 2014 and 2013, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, probabilities and range of estimated cash flows of the unlisted equity securities which are issued by project financing companies cannot be reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

Valuation techniques and inputs of financial assets and liabilities measured at fair value in the statement of financial position and classified as Level 2 as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	Fair value				Valuation techniques	Inputs
	2014		2013
Financial assets
Financial assets held for trading	￦	5,450,431	￦	5,438,902
Debt securities		5,341,103		4,665,193	DCF Model	Discount rate
Equity securities		109,328		773,709	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset
Financial assets designated at fair value through profit or loss		134,172		127,808
Equity securities		134,172		115,778	DCF Model	Discount rate
Derivative linked securities		—		12,030	Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation of the underlying assets
Derivatives held for trading		1,793,894		1,630,940	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		109,293		138,077	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets		12,555,519		9,430,206
Debt securities		12,377,142		9,175,742	DCF Model	Discount rate
Equity securities		178,377		254,464	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

	￦	20,043,309	￦	16,765,933

Financial liabilities
Derivatives held for trading	￦	1,751,617	￦	1,538,374	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		19,768		206,468	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	￦	1,771,385	￦	1,744,842

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Fair value hierarchy of financial assets and liabilities whose the fair values are disclosed

The fair value hierarchy of financial assets and liabilities which the fair value is disclosed as of December 31, 2014 and 2013, is as follows:

(In millions of Korean won)	2014
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	2,588,407	￦	10,879,916	￦	1,956,800	￦	15,425,123
Loans		—		—		232,084,413		232,084,413
Held-to-maturity financial assets		2,639,552		10,411,022		—		13,050,574
Other financial assets[2]		—		—		7,559,631		7,559,631

	￦	5,227,959	￦	21,290,938	￦	241,600,844	￦	268,119,741

Financial liabilities
Deposits[1]	￦	—	￦	82,709,205	￦	129,237,603	￦	211,946,808
Debts[1]		—		48,984		15,895,786		15,944,770
Debentures		—		29,256,810		495,392		29,752,202
Other financial liabilities[3]		—		—		11,918,865		11,918,865

	￦	—	￦	112,014,999	￦	157,547,646	￦	269,562,645

(In millions of Korean won)	2013
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	2,698,018	￦	10,555,993	￦	1,539,592	￦	14,793,603
Loans		—		—		219,319,406		219,319,406
Held-to-maturity financial assets		3,535,217		9,851,745		—		13,386,962
Other financial assets[2]		—		—		6,251,679		6,251,679

	￦	6,233,235	￦	20,407,738	￦	227,110,677	￦	253,751,650

Financial liabilities
Deposits[1]	￦	—	￦	72,839,365	￦	128,288,906	￦	201,128,271
Debts[1]		—		156,349		13,942,220		14,098,569
Debentures		—		27,752,493		468,703		28,221,196
Other financial liabilities[3]		—		—		13,262,946		13,262,946

	￦	—	￦	100,748,207	￦	155,962,775	￦	256,710,982

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximation of the fair values.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

[2]	The ￦7,559,631 million and ￦6,251,679 million of other financial assets included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of December 31, 2014 and 2013.
[3]	The ￦11,905,579 million and ￦13,261,041 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of December 31, 2014 and 2013.

Valuation techniques and the inputs used in the fair value measurement

The valuation techniques and the inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

The valuation techniques and the inputs of financial assets and liabilities whose the fair values are disclosed and classified as Level 2 as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	Fair value				Valuation technique	Inputs
	2014		2013
Financial assets
Held-to-maturity financial assets	￦	10,411,022	￦	9,851,745	DCF Model	Discount rate
Financial liabilities
Debentures	￦	29,256,810	￦	27,752,493	DCF Model	Discount rate

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The valuation techniques and the inputs of financial assets and liabilities whose the fair values are disclosed and classified as Level 3 as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	Fair value				Valuation technique	Inputs	Unobservable Inputs
	2014		2013
Financial assets
Cash and due from financial institutions	￦	1,956,800	￦	1,539,592	DCF Model	Credit spread, Other spread, Interest rate	Credit spread, Other spread
Loans		232,084,413		219,319,406	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate	Credit spread, Other spread, Prepayment rate

	￦	234,041,213	￦	220,858,998

Financial liabilities
Deposits	￦	129,237,603	￦	128,288,906	DCF Model	Other spread, Prepayment rate, Interest rate	Other spread, Prepayment rate
Debts		15,895,786		13,942,220	DCF Model	Other spread, Interest rate	Other spread
Debentures		495,392		468,703	DCF Model	Other spread, Implied default probability, Interest rate	Other spread, Implied default probability
Other financial liabilities		13,286		1,905	DCF Model	Other spread, Interest rate	Other spread

	￦	145,642,067	￦	142,701,734

6.2 Level 3 of the fair value hierarchy disclosure

6.2.1 Valuation policy and process of Level 3 Fair value

The Group uses external, independent and qualified independent third-party valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Changes in Level 3 of the fair value hierarchy for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Designate at fair value through profit or loss		Available- for-sale financial assets		Designate at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	￦	233,928	￦	1,662,053	￦	(878,565)	￦	7,802	￦	(8,390)
Total gains or losses
- Profit or loss		11,350		(131,057)		(26,232)		27,124		6,579
- Other comprehensive income		—		141,422		—		—		—
Purchases		678,750		225,272		—		7,130		—
Sales		(421,860)		(116,194)		—		(3,771)		—
Issues		—		—		(1,417,513)		(4,829)		—
Settlements		—		—		1,339,884		(14,290)		(210)
Transfers into Level 3		—		25,146		—		22,651		—
Transfers out of Level 3		—		(12,137)		—		—		—
business combination		—		6,834		—		—		—

Ending balance	￦	502,168	￦	1,801,339	￦	(982,426)	￦	41,817	￦	(2,021)

(In millions of Korean won)	2013
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Designate at fair value through profit or loss		Available-for- sale financial assets		Designate at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	￦	177,624	￦	1,478,339	￦	(469,138)	￦	(1,158)	￦	(6,535)
Total gains or losses
- Profit or loss		7,138		(10,180)		(31,379)		(2,007)		(1,229)
- Other comprehensive income		—		41,204		—		—		—
Purchases		415,876		519,140		—		96		—
Sales		(366,710)		(85,191)		—		(2,058)		—
Issues		—		—		(1,076,965)		(4,080)		—
Settlements		—		—		698,917		17,009		(626)
Transfers into Level 3		—		26,979		—		—		—
Transfers out of Level 3		—		(308,238)		—		—		—

Ending balance	￦	233,928	￦	1,662,053	￦	(878,565)	￦	7,802	￦	(8,390)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the year, and total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Net income from financial investments at fair value through profit or loss		Other operating income		Net Interest Income
Total gains or losses included in profit or loss for the year	￦	12,242	￦	(124,559)	￦	81
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		35,573		(119,657)		81

(In millions of Korean won)	2013
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the year	￦	(26,248)	￦	(11,409)
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting period		(3,285)		(23,948)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs

(In millions of Korean won)			Dec 31, 2014
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value

Financial assets
Financial assets designated at fair value through profit or loss

Derivative linked securities	￦	502,168	Monte Carlo Simulation, Closed Form, DCF Model, Black-Derman-Toy Model

Price of the underlying asset, Interest rates, Dividend yield, Discount rate, Volatility of the underlying asset, Correlation between underlying asset, Probability of Default, Volatility of interest rate

					Volatility of the underlying asset	2.82~48.96	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-7.75~59.13	The higher the correlation between underlying asset, the higher the fair value fluctuation
					Probability of Default	0.17~4.42	The higher the probability of default, the lower the fair value
					Volatility of interest rate	4.48	The higher volatility of interest rate, the higher the fair value fluctuation

Derivatives held for trading

Stock and index		61,400	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Binomial trees, Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield, Discount rate, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	4.80~45.82	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-3.27~59.13	The higher the correlation between underlying asset, the higher the fair value fluctuation

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Currency		2,995	DCF Model,	Interest rates, Foreign exchange rate, Loss given default	Loss given default	6.78~90.56	The higher the loss given default, the lower the fair value

Derivatives held for hedging

Interest rate		260	DCF Model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	3.91	The higher the volatility, the higher the fair value fluctuation

Available-for-sale financial assets

Debt securities		341	DCF Model	Discount rate	Discount rate	9.21	The lower the discount rate, the higher the fair value

Equity securities		1,800,998	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Binomial trees, Discounted cash flows to equity, Net asset value method, Dividend discount model	Growth rate, Discount rate, Volatility of interest rate, Volatilities of real estate selling price, Liquidation value, Recovery rate of receivables’ acquisition cost	Growth rate	0.00~3.00	The higher the growth rate, the higher the fair value
					Discount rate	2.29~23.25	The lower the discount rate, the higher the fair value
					Volatility of interest rate	16.25~21.45	The higher the volatility, the higher the fair value fluctuation
					Volatilities of real estate selling price	1.10	The higher the real estate selling price, the higher the fair value
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value

	￦	2,368,162

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Financial liabilities
Financial liabilities designated at fair value through profit or loss

Derivative linked securities	￦	982,426	Closed Form, MonteCarlo Simulation	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	3.42~48.89	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-7.75~59.13	The higher the correlation between underlying asset, the higher the fair value fluctuation

Derivatives held for trading

Stock and index		22,578	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield, Volatility of interest rate	Volatility of the underlying asset	11.15~41.79	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-3.83~68.20	The higher the correlation between underlying asset, the higher the fair value fluctuation
					Volatility of interest rate	16.25~21.45	The higher the volatility, the higher the fair value fluctuation

Derivatives held for hedging

Interest rate		2,281	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	2.35~3.91	The higher the volatility, the higher the fair value fluctuation

	￦	1,007,285

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

	Dec 31, 2013
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value

Financial assets
Financial assets designated at fair value through profit or loss

Derivative linked securities	￦	233,928	Monte Carlo Simulation, Closed Form, Hull and White model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset, Volatility of interest rate, Discount rate	Volatility of the underlying asset	10.99 ~ 40.28	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-3.28 ~ 57.89	The higher the correlation between underlying asset, the higher the fair value fluctuation
					Volatility of interest rate	0.48	The higher the volatility, the higher the fair value fluctuation
					Discount rate	2.54 ~ 5.32	The lower the discount rate, the higher the fair value
Derivatives held for trading

Stock and index		42,706	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield, Discount rate	Volatility of the underlying asset	7.10 ~ 45.64	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	11.43 ~ 79.26	The higher the correlation between underlying asset, the higher the fair value fluctuation
					Discount rate	3.46	The lower the discount rate, the higher the fair value
Currency		6,490	DCF Model	Interest rates, Foreign exchange rate, Loss given default	Loss given default	88.24 ~ 94.12	The higher the loss given default, the lower the fair value

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Derivatives held for hedging

Interest rate		452	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Interest rates, Correlation between underlying asset (Interest rates), Foreign exchange rate	Correlation between underlying asset(Interest rates)	0.03	The higher the correlation between underlying asset, the higher the fair value fluctuation
Available-for-sale financial assets

Debt securities		2,809	DCF Model	Discount rate	Discount rate	8.85	The lower the discount rate, the higher the fair value
Equity securities		1,659,244	DCF Model, Comparable company analysis, Adjusted discount rate method, Binomial trees, Hull and White model, Net asset value method, Dividend discount model, Discounted cash flows to equity,	Growth rate, Discount rate, Volatility of interest rate, Volatilities of real estate selling price, Liquidation value, Net asset value, Stock price index of the comparative company	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
					Discount rate	2.86 ~ 58.69	The lower the discount rate, the higher the fair value
					Volatility of interest rate	12.37 ~ 16.26	The higher the volatility, the higher the fair value fluctuation
					Volatilities of real estate selling price	0.74 ~ 0.96	The higher the real estate selling price, the higher the fair value
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value

	￦	1,945,629

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Financial liabilities
Financial liabilities designated at fair value through profit or loss

Derivative linked securities	￦	878,565	Closed Form, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	10.99 ~ 44.71	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-3.28 ~ 58.28	The higher the correlation between underlying asset, the higher the fair value fluctuation
Derivatives held for trading

Stock and index		41,394	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield, Volatility of interest rate	Volatility of the underlying asset	10.99 ~ 45.64	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	16.20 ~ 79.26	The higher the correlation between underlying asset, the higher the fair value fluctuation
					Volatility of interest rate	12.37 ~ 16.26	The higher the volatility, the higher the fair value fluctuation
Derivatives held for hedging

Interest rate		8,842	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	3.00~5.28	The higher the volatility, the higher the fair value fluctuation

	￦	928,801

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed, to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Amongst Level 3 financial instruments subject to sensitivity analysis are equity-related derivatives, currency-related derivatives and interest rate-related derivatives whose fair value changes are recognized in profit and loss as well as debt securities and unlisted equity securities (including private equity funds) whose fair value changes are recognized in profit and loss or other comprehensive income and loss.

Sensitivity analyses by type of instrument as a result of varying input parameters are as follows:

(In millions of Korean won)	Dec. 31, 2014
	Recognition in profit and loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities[1]	￦	6,006	￦	(10,768)	￦	—	￦	—
Derivatives held for trading[2]		9,851		(8,194)		—		—
Derivatives held for hedging[2]		17		(15)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		20		(18)
Equity securities[4]		—		—		388,278		(147,164)

	￦	15,874	￦	(18,977)	￦	388,298	￦	(147,182)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	23,283	￦	(15,248)	￦	—	￦	—
Derivatives held for trading[2]		4,211		(6,812)		—		—
Derivatives held for hedging[2]		86		(76)		—		—

	￦	27,580	￦	(22,136)	￦	—	￦	—

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	Dec. 31, 2013
	Recognition in profit and loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities[1]	￦	6,188	￦	(8,834)	￦	—	￦	—
Derivatives held for trading[2]		6,653		(6,299)		—		—
Derivatives held for hedging[2]		—		—		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		61		(58)
Equity securities[4]		—		—		322,444		(121,192)

	￦	12,841	￦	(15,133)	￦	322,505	￦	(121,250)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	15,467	￦	(10,330)	￦	—	￦	—
Derivatives held for trading[2]		4,596		(4,968)		—		—
Derivatives held for hedging[2]		345		(333)		—		—

	￦	20,408	￦	(15,631)	￦	—	￦	—

[1]	For financial assets designated at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such as stock price fluctuation range of underlying assets by +/- 10%.
[2]	For equity-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between the stock price and volatility by +/- 10%. For currency-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as loss given default by ± 1%. For interest rate-related derivatives, coefficient of correlation between long-term and short-term interest rates or the volatilities of the underlying assets are shifted by +/- 10% to calculate the fair value changes.
[3]	For debt securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by +/- 1%.
[4]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

6.2.4 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	2014		2013
Balance at the beginning of the year	￦	4,190	￦	8,652
New transactions		(853)		3,449
Amounts recognized in profit or loss during the year
Amortization		(891)		(3,484)
Settlement		(1,070)		(4,427)

Balance at the end of the year	￦	1,376	￦	4,190

6.3 Carrying amounts of financial instruments by category

Financial assets and liabilities are measured at fair value or amortized cost. Measurement policies for each class of financial assets and liabilities are disclosed in Note 3, ‘Significant accounting policies’.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The carrying amounts of financial assets and liabilities by category as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	15,423,847	￦	—	￦	—	￦	—	￦	15,423,847
Financial assets at fair value through profit or loss		10,121,570		636,340		—		—		—		—		10,757,910
Derivatives		1,858,637		—		—		—		—		109,553		1,968,190
Loans		—		—		231,449,653		—		—		—		231,449,653
Financial investments		—		—		—		22,391,466		12,569,154		—		34,960,620
Other financial assets		—		—		7,559,631		—		—		—		7,559,631

	￦	11,980,207	￦	636,340	￦	254,433,131	￦	22,391,466	￦	12,569,154	￦	109,553	￦	302,119,851

(In millions of Korean won)
	2014
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	836,542	￦	982,426	￦	—	￦	—	￦	1,818,968
Derivatives		1,775,341		—		—		22,049		1,797,390
Deposits		—		—		211,549,121		—		211,549,121
Debts		—		—		15,864,500		—		15,864,500
Debentures		—		—		29,200,706		—		29,200,706
Other financial liabilities		—		—		11,918,820		—		11,918,820

	￦	2,611,883	￦	982,426	￦	268,533,147	￦	22,049	￦	272,149,505

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)
	2013
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	14,792,654	￦	—	￦	—	￦	—	￦	14,792,654
Financial assets at fair value through profit or loss		8,967,006		361,736		—		—		—		—		9,328,742
Derivatives		1,680,880		—		—		—		—		138,529		1,819,409
Loans		—		—		219,001,356		—		—		—		219,001,356
Financial investments		—		—		—		21,832,104		13,016,991		—		34,849,095
Other financial assets		—		—		6,251,679		—		—		—		6,251,679

	￦	10,647,886	￦	361,736	￦	240,045,689	￦	21,832,104	￦	13,016,991	￦	138,529	￦	286,042,935

(In millions of Korean won)
	2013
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	236,637	￦	878,565	￦	—	￦	—	￦	1,115,202
Derivatives		1,580,029		—		—		215,310		1,795,339
Deposits		—		—		200,882,064		—		200,882,064
Debts		—		—		14,101,331		—		14,101,331
Debentures		—		—		27,039,534		—		27,039,534
Other financial liabilities		—		—		13,262,914		—		13,262,914

	￦	1,816,666	￦	878,565	￦	255,285,843	￦	215,310	￦	258,196,384

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

6.4 Transfer of financial assets

Transferred financial assets that are derecognized in their entirety

The Group transferred loans and other financial assets that are derecognized in their entirety to SPEs, while the maximum exposure to loss(carrying amount) from its continuing involvement in the derecognized financial assets as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement
KR ABS Co., Ltd.	Subordinate debt	Available-for-sale financial assets	￦	4,921	￦	4,921
KR ABS Second Co., Ltd.	Subordinate debt	Available-for-sale financial assets		22,219		22,219
EAK ABS Co., Ltd.	Subordinate debt	Available-for-sale financial assets		11,211		11,211
AP ABS First Co., Ltd.	Senior debt	Loans and receivables		9,762		9,842
	Subordinate debt	Available-for-sale financial assets		17,346		17,346
Discovery ABS First Co., Ltd.	Senior debt	Loans and receivables		1,175		1,194
	Subordinate debt	Available-for-sale financial assets		22,591		22,591
EAK ABS Second Co., Ltd. [1]	Senior debt	Loans and receivables		19,806		20,026
	Subordinate debt	Available-for-sale financial assets		38,207		38,207
FK1411 Co., Ltd. [2]	Senior debt	Loans and receivables		44,966		44,917
	Subordinate debt	Available-for-sale financial assets		47,600		47,600

			￦	239,804	￦	240,074

[1]	Recognized net loss from transferring loans to the SPEs amounts to ￦6,924 million.
[2]	Recognized net loss from transferring loans to the SPEs amounts to ￦27,365 million.
[3]	In addition to the above, there were gains on sale of loans attributable to true-up adjustments based on the transfer agreement with the National Happiness Fund (‘the Fund’) amounting to ￦3,762 million.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position		Fair value of continuing involvement
KR ABS Co., Ltd.	Mezzanine/ subordinate debt	Available- for-sale financial assets	￦	11,434	￦	11,434
KR ABS Second Co., Ltd.[1]	Senior debt	Loans and receivables		26,065		26,227
	Subordinate debt	Available- for-sale financial assets		33,017		33,017
EAK ABS Co., Ltd.[2]	Subordinate debt	Available- for-sale financial assets		35,020		35,020
AP ABS First Co., Ltd.[3]	Senior debt	Loans and receivables		67,326		67,353
	Subordinate debt	Available- for-sale financial assets		16,669		16,669
Discovery ABS First Co., Ltd.[4]	Senior debt	Loans and receivables		23,494		23,547
	Subordinate debt	Available- for-sale financial assets		21,454		21,454

			￦	234,479	￦	234,721

[1]	Recognized net loss from transferring loans to the SPEs amounts to ￦24,589 million.
[2]	Recognized net loss from transferring loans to the SPEs amounts to ￦2,480 million.
[3]	Recognized net loss from transferring loans to the SPEs amounts to ￦18,556 million.
[4]	Recognized net loss from transferring loans to the SPEs amounts to ￦37,975 million.
[5]	In addition to the above, there were gains from the transfer of non-performing loans to the National Happiness Fund (‘the Fund’) amounting to ￦57,826 million. According to the agreement with the Fund, where the recovered amounts exceed the consideration paid by the Fund for the non-performing loans, the excess amount is to be reimbursed to the Group.

Transferred financial assets that are not derecognized in their entirety

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The Group securitized the loans and received the subordinated debts as part of consideration related to the securitization to provide credit enhancements to other senior debtors, and this transaction was recognized by the Group as collateralized debts. The liabilities and related securitized assets as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
					Liabilities arising from asset-backed securities
	Carrying amount of assets (Underlying assets)		Carrying amount of the associated liabilities (Senior debentures)		Fair value of assets (Underlying assets)		Fair value of the associated liabilities (Senior debentures)		Net Position
KB Kookmin Card First Securitization Co., Ltd.[1]	￦	546,770	￦	—	￦	—	￦	—	￦	—
KB Kookmin Card Second Securitization Co., Ltd. [1]		622,573		327,553		—		—		—
Wise Mobile First Securitization Specialty [2]		122,528		109,972		—		—		—
Wise Mobile Second Securitization Specialty [2]		158,396		144,958		—		—		—
Wise Mobile Third Securitization Specialty [2]		169,609		158,957		—		—		—
Wise Mobile Fourth Securitization Specialty [2]		99,952		94,959		—		—		—
Wise Mobile Fifth Securitization Specialty [2]		179,703		169,926		—		—		—
Wise Mobile Sixth Securitization Specialty [2]		204,095		194,896		—		—		—
Wise Mobile Seventh Securitization Specialty [2]		207,387		199,878		—		—		—
Wise Mobile Eighth Securitization Specialty [2]		202,745		194,862		—		—		—
Wise Mobile Ninth Securitization Specialty [2]		143,666		139,889		—		—		—
Wise Mobile Tenth Securitization Specialty [2]		193,959		189,827		—		—		—
Wise Mobile Eleventh Securitization Specialty [2]		182,281		179,781		—		—		—
Wise Mobile Twelfth Securitization Specialty [2]		191,329		189,719		—		—		—

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
					Liabilities arising from asset-backed securities
	Carrying amount of assets (Underlying assets)		Carrying amount of the associated liabilities (Senior debentures)		Fair value of assets (Underlying assets)		Fair value of the associated liabilities (Senior debentures)		Net Position
KB Mortgage Loan First Securitization Specialty Co., Ltd.	￦	295,679	￦	193,062	￦	295,679	￦	192,972	￦	102,707
KAMCO Value Recreation Third Securitization Specialty Co., Ltd.		8,291		1,958		8,291		1,958		6,333
KH First Co., Ltd. [3]		99,763		100,900		—		—		—
KB Kookmin Card First Securitization Co., Ltd. [1]		568,916		315,845		—		—		—
Wise Mobile First Securitization Specialty [2]		339,222		329,785		—		—		—
Wise Mobile Second Securitization Specialty [2]		384,473		374,733		—		—		—
Wise Mobile Third Securitization Specialty [2]		350,822		343,736		—		—		—
Wise Mobile Fourth Securitization Specialty [2]		202,038		199,802		—		—		—
Wise Mobile Fifth Securitization Specialty [2]		344,047		339,631		—		—		—
Wise Mobile Sixth Securitization Specialty [2]		362,975		359,534		—		—		—
Wise Mobile Seventh Securitization Specialty [2]		351,905		349,486		—		—		—

[1]	They have the obligation to early redeem the asset-backed debentures upon occurrence of an event specified in the agreement as trust type asset securitization. To avoid such early redemption, they entrust supplementary card accounts, deposits and others. Accordingly, as asset-backed debenture holders’ recourse is not limited to the underlying assets, the fair value is not disclosed.
[2]	If the Special Purpose Companies(SPC) could not redeem the senior debentures by collection of underlying assets, the SPC should be redeem by borrowings from the credit facilities. Accordingly, as senior debenture holders’ recourse is not limited to the underlying assets, the fair value is not disclosed.
[3]	Pursuant to the Purchase Agreement of the liabilities, the fair value is not disclosed as the counterparty has both a right of recourse for the securitized assets and a right to request to purchase the liabilities.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Securities under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. A financial asset is sold under a reverse repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Group retains substantially all the risks and rewards of ownership of the financial asset. The amounts of transferred assets and related liabilities as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Carrying amount of transferred assets		Carrying amount of related liabilities
Reverse repurchase, securities lending and similar agreements	￦	1,080,804	￦	1,019,071
Loaned securities
Government bond		162,408		—
Stock		2,378		—

	￦	1,245,590	￦	1,019,071

(In millions of Korean won)	2013
	Carrying amount of transferred assets		Carrying amount of related liabilities
Reverse repurchase, securities lending and similar agreements	￦	649,309	￦	608,156
Loaned securities
Government bond		527,427		—
Stock		14,296		—

	￦	1,191,032	￦	608,156

6.5 Offsetting financial assets and financial liabilities

The Group enters into International Derivatives Swaps and Dealers Association (“ISDA”) master netting agreements and other arrangements with the Group’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the statement of consolidated financial position.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Gross amounts of recognized financial assets		Gross amounts of				Non-offsetting amount				Net amount
			recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,806,087	￦	—	￦	1,806,087	￦	(1,477,495)	￦	(1,635)	￦	326,957
Derivatives held for hedging		109,553		—		109,553		(15,688)		—		93,865
Receivable spot exchange		2,343,308		—		2,343,308		(2,342,116)		—		1,192
Reverse repurchase, securities borrowing and similar agreements[1]		3,529,900		—		3,529,900		(3,529,900)		—		—
Other financial instruments		18,680,680		(16,483,341)		2,197,339		—		—		2,197,339

	￦	26,469,528	￦	(16,483,341)	￦	9,986,187	￦	(7,365,199)	￦	(1,635)	￦	2,619,353

(In millions of Korean won)	2013
	Gross amounts of recognized financial assets		Gross amounts of		Net amounts of		Non-offsetting amount				Net amount
			recognized financial liabilities offset in the statement of financial position		financial assets presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,593,909	￦	—	￦	1,593,909	￦	(1,190,301)	￦	(1,850)	￦	401,758
Derivatives held for hedging		138,028		—		138,028		(36,133)		—		101,895
Receivable spot exchange		2,256,532		—		2,256,532		(2,255,085)		—		1,447
Reverse repurchase, securities borrowing and similar agreements [1]		4,173,200		—		4,173,200		(4,173,200)		—		—
Other financial instruments		16,475,869		(15,637,526)		838,343		—		—		838,343

	￦	24,637,538	￦	(15,637,526)	￦	9,000,012	￦	(7,654,719)	￦	(1,850)	￦	1,343,443

[1]	Includes a portion of the securities loaned.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Gross amounts of recognized financial liabilities		Gross amounts of	Net amounts of		Non-offsetting amount				Net amount
			recognized financial assets offset in the statement of financial position	financial liabilities presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,765,781	—	￦	1,765,781	￦	(1,323,749)	￦	—	￦	442,032
Derivatives held for hedging		21,147	—		21,147		(3,013)		—		18,134
Payable spot exchange		2,343,234	—		2,343,234		(2,342,116)		—		1,118
Reverse repurchase securities lending and similar agreements[1,2]		1,803,963	—		1,803,963		(1,803,963)		—		—
Other financial instruments		16,724,449	(16,483,341)		241,108		(122,797)		—		118,311

	￦	22,658,574	￦ (16,483,341)	￦	6,175,233	￦	(5,595,638)		—	￦	579,595

(In millions of Korean won)	2013
	Gross amounts of recognized financial liabilities		Gross amounts of		Net amounts of		Non-offsetting amount				Net amount
			recognized financial assets offset in the statement of financial position		financial liabilities presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,579,878	￦	—	￦	1,579,878	￦	(992,164)	￦	—	￦	587,714
Derivatives held for hedging		204,642		—		204,642		(16,320)		—		188,322
Payable spot exchange		2,256,147		—		2,256,147		(2,255,085)		—		1,062
Reverse repurchase securities lending and similar agreements[1,2]		804,726		—		804,726		(804,726)		—		—
Other financial instruments		16,754,401		(15,637,526)		1,116,875		(946,800)		—		170,075

	￦	21,599,794	￦	(15,637,526)	￦	5,962,268	￦	(5,015,095)	￦	—	￦	947,173

[1]	Includes repurchase agreements sold to customers.
[2]	Includes a portion of securities sold.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

7. Due from financial institutions

The details of due from financial institutions as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate(%)	2014		2013
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~2.03	￦	6,283,230	￦	6,717,697
	Due from banking institutions	Hana Bank and others	0.00~7.15		1,191,877		636,837
	Due from others	DaiShin Investment & Securities Co., Ltd. and others	0.10~3.20		3,750,163		3,203,452

					11,225,270		10,557,986

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	—		899,080		855,388
	Time deposits in foreign currencies	Bank of Communications and others	0.11~6.70		708,926		657,408
	Due from others	Woori Investment & Securities Co., Ltd. and others	—		45,154		23,321

					1,653,160		1,536,117

				￦	12,878,430	￦	12,094,103

Due from financial institutions, classified by type of financial institution as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	In Korean won		In foreign currencies		Total
Bank of Korea	￦	6,283,230	￦	225,393	￦	6,508,623
Other banking institutions		1,191,877		1,399,586		2,591,463
Other financial institutions		3,750,163		28,181		3,778,344

	￦	11,225,270	￦	1,653,160	￦	12,878,430

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	In Korean won		In foreign currencies		Total
Bank of Korea	￦	6,717,697	￦	410,328	￦	7,128,025
Other banking institutions		636,837		1,105,842		1,742,679
Other financial institutions		3,203,452		19,947		3,223,399

	￦	10,557,986	￦	1,536,117	￦	12,094,103

Restricted due from financial institutions as of December 31, 2014 and 2013, are as follows:

(in millions of Korean won)		Financial Institutions	2014		2013		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	￦	6,283,230	￦	6,717,697	Bank of Korea Act
	Due from Banking institution	Hana Bank and others		393,824		342,469	Agreement for allocation of deposit
	Due from others	The Korea Exchange and others		137,327		102,460	Market entry deposit and others

				6,814,381		7,162,626

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		293,067		482,296	Bank of Korea Act and others
	Time deposit in foreign currencies	Bank of communications and others		16,488		10,553	Bank Act of the State of New York
	Due from others	Woori Investment & Securities Co., Ltd. and others		8,158		10,428	Derivatives margin account and others

				317,713		503,277

			￦	7,132,094	￦	7,665,903

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

8. Assets pledged as collateral

The details of assets pledged as collateral as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
		2014
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
Due from financial institutions	Korea Federation of Savings Banks and others	￦	166,344	￦	166,344	Borrowings from Bank and others
Financial assets held for trading	Korea Securities Depository and others		999,412		960,368	Repurchase agreements and similar agreements
	Korea Securities Depository and others		959,858		869,279	Securities lending transactions
	Samsung Futures Inc. and others		17,521		16,033	Derivatives transactions
	Others		17,864		17,721	Others

			1,994,655		1,863,401

Available-for-sale financial assets	Korea Securities Depository and others		120,081		90,576	Securities lending transactions
	Samsung Futures Inc. and others		24,856		22,634	Derivatives transactions
	Others		39,100		37,132	Others

			184,037		150,342

Held-to-maturity financial assets	Korea Securities Depository and others		1,460,932		1,452,000	Repurchase agreements and similar agreements
	Bank of Korea		993,853		990,000	Borrowings from Bank of Korea
	Bank of Korea		1,440,821		1,416,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		285,023		284,492	Derivatives transactions
	Others		238,654		238,500	Others

			4,419,283		4,381,792

		￦	6,764,319	￦	6,561,879

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)
		2013
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
Due from financial institutions	Korea Federation of Savings Banks and others	￦	238,901	￦	238,901	Borrowings from Bank and others
Financial assets held for trading	Korea Securities Depository and others		336,154		329,391	Repurchase agreements and similar agreements
	Korea Securities Depository and others		446,126		393,981	Securities lending transactions
	Samsung Futures Inc. and others		15,570		14,589	Derivatives transactions

			797,850		737,961

Available-for-sale financial assets	Korea Securities Depository and others		45,771		45,145	Securities lending transactions
	Samsung Futures Inc. and others		33,317		31,746	Derivatives transactions
	Others		15,100		14,370	Others

			94,188		91,261

Held-to-maturity financial assets	Korea Securities Depository and others		3,577,052		3,572,000	Repurchase agreements and similar agreements
	Bank of Korea		617,250		610,000	Borrowings from Bank of Korea
	Bank of Korea		956,284		946,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		325,616		325,521	Derivatives transactions
	Others		258,615		258,500	Others

			5,734,817		5,712,821

Mortgage loans	Others		846,000		843,127	Covered Bond

		￦	7,711,756	￦	7,624,071

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default, as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	￦	3,601,032	￦	—	￦	3,601,032

	￦	3,601,032	￦	—	￦	3,601,032

(In millions of Korean won)
	2013
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	￦	4,258,909	￦	—	￦	4,258,909

	￦	4,258,909	￦	—	￦	4,258,909

9. Derivative financial instruments and hedge accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won;

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group uses cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values and in cash flows due to changes in interest rates and foreign exchange rates of subordinated debts in Korean won, structured debts and financial debentures in foreign currencies.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The details of derivative financial instruments for trading as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	678,798	￦	—	￦	—
Swaps		101,610,724		924,189		957,504
Options		8,398,000		86,277		128,185

		110,687,522		1,010,466		1,085,689

Currency
Forwards		21,363,840		340,339		217,357
Futures[1]		632,430		46		289
Swaps		18,430,843		415,842		441,696
Options		616,977		6,057		6,078

		41,044,090		762,284		665,420

Stock and index
Forwards		685,000		—		—
Futures[1]		162,766		90		753
Swaps		431,709		30,091		6,222
Options		1,860,561		31,632		8,199

		3,140,036		61,813		15,174

Commodity
Futures[1]		765		7		9

		765		7		9

Other		—		24,067		9,049

	￦	154,872,413	￦	1,858,637	￦	1,775,341

(In millions of Korean won)	2013
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	928,684	￦	—	￦	—
Swaps		141,275,150		582,544		639,695
Options		8,285,091		45,063		85,906

		150,488,925		627,607		725,601

Currency
Forwards		23,055,704		241,804		289,629
Futures[1]		415,560		219		15
Swaps		17,414,405		693,116		503,663
Options		273,745		2,428		1,492

		41,159,414		937,567		794,799

Stock and index
Futures[1]		136,624		—		95
Swaps		477,143		17,565		15,168
Options		1,982,455		30,006		35,118

		2,596,222		47,571		50,381

Commodity
Futures[1]		2,024		121		—

		2,024		121		—

Other		60,000		68,014		9,248

	￦	194,306,585	￦	1,680,880	￦	1,580,029

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	2,179,779	￦	109,293	￦	1,144
Other		140,000		260		2,281

	￦	2,319,779	￦	109,553	￦	3,425

(In millions of Korean won)	2013
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,951,013	￦	137,445	￦	—
Currency
Forwards		42,048		502		—
Swaps		1,055,300		—		195,800
Other		140,000		—		8,842

	￦	3,188,361	￦	137,947	￦	204,642

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Gains(losses) on hedging instruments	￦	(26,320)	￦	(48,545)
Gains(losses) on the hedged item attributable to the hedged risk		52,721		81,428

	￦	26,401	￦	32,883

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Cash flow hedge

The details of derivatives designated as cash flow hedging instruments as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,033,000	￦	—	￦	16,073
Currency
Swaps		329,760		—		2,551

	￦	1,362,760	￦	—	￦	18,624

(In millions of Korean won)	2013
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,403,000	￦	582	￦	4,902
Currency
Swaps		316,590		—		5,766

	￦	1,719,590	￦	582	￦	10,668

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Gains(losses) on hedging instruments	￦	(7,976)	￦	(3,068)
Gains(losses) on the hedged item attributable to the hedged risk		(7,452)		(2,990)

Ineffectiveness recognized in profit or loss	￦	(524)	￦	(78)

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Amount recognized in other comprehensive income	￦	(7,452)	￦	(2,990)
Amount reclassified from equity to profit or loss		(5,426)		5,227
Tax effect		2,619		(619)

	￦	(10,259)	￦	1,618

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

10. Loans

Loans as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Loans	￦	233,300,563	￦	221,439,295
Deferred loan origination fees and costs		601,142		423,245
Less: Allowances for loan losses		(2,452,052)		(2,861,184)

Carrying amount	￦	231,449,653	￦	219,001,356

Loans to banks as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Loans	￦	6,208,391	￦	6,335,056
Less: Allowances for loan losses		—		(25)

Carrying amount	￦	6,208,391	￦	6,335,031

Loans to customers other than banks as of December 31, 2014 and 2013, consist of:

(In millions of Korean won)	2014
	Retail		Corporate		Credit card		Total
Loans in Korean won	￦	114,712,199	￦	85,633,171	￦	—	￦	200,345,370
Loans in foreign currencies		50,047		2,574,041		—		2,624,088
Domestic import usance bills		—		3,693,951		—		3,693,951
offf-shore funding loans		—		664,794		—		664,794
Call loans		—		292,043		—		292,043
Bills bought in Korean won		—		6,678		—		6,678
Bills bought in foreign currencies		—		1,958,251		—		1,958,251
Guarantee payments under payment guarantee		418		12,975		—		13,393
Credit card receivables in Korean won		—		—		11,629,215		11,629,215
Credit card receivables in foreign currencies		—		—		3,081		3,081
Reverse repurchase agreements		—		1,082,200		—		1,082,200
Privately placed bonds		—		743,348		—		743,348
Factored receivables		2,741,789		50,435		—		2,792,224
Lease recievables		808,866		50,973		—		859,839
Loans for installment credit		984,839		—		—		984,839

		119,298,158		96,762,860		11,632,296		227,693,314

Proportion (%)		52.39		42.50		5.11		100.00
Allowances		(536,959)		(1,525,152)		(389,941)		(2,452,052)

	￦	118,761,199	￦	95,237,708	￦	11,242,355	￦	225,241,262

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Retail		Corporate		Credit card		Total
Loans in Korean won	￦	104,920,187	￦	84,596,181	￦	—	￦	189,516,368
Loans in foreign currencies		98,614		2,956,418		—		3,055,032
Domestic import usance bills		—		2,978,478		—		2,978,478
Off-shore funding loans		—		669,603		—		669,603
Call loans		—		696,929		—		696,929
Bills bought in Korean won		—		14,243		—		14,243
Bills bought in foreign currencies		—		1,588,066		—		1,588,066
Guarantee payments under payment guarantee		—		38,318		—		38,318
Credit card receivables in Korean won		—		—		11,782,005		11,782,005
Credit card receivables in foreign currencies		—		—		2,453		2,453
Reverse repurchase agreements		—		1,683,200		—		1,683,200
Privately placed bonds		—		731,706		—		731,706
Factored receivables		2,724,413		46,670		—		2,771,083

		107,743,214		95,999,812		11,784,458		215,527,484

Proportion (%)		49.99		44.54		5.47		100.00
Allowances		(580,510)		(1,870,849)		(409,800)		(2,861,159)

	￦	107,162,704	￦	94,128,963	￦	11,374,658	￦	212,666,325

The changes in deferred loan origination fees and costs for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Beginning		Increase		Decrease		Business Combination		Others		Ending
Deferred loan origination costs
Loans in Korean won	￦	510,901	￦	402,415	￦	310,681	￦	24,656	￦	—	￦	627,291
Other origination costs		377		40,693		63,486		79,907		—		57,491

		511,278		443,108		374,167		104,563		—		684,782

Deferred loan origination fees
Loans in Korean won		80,363		51,216		71,495		2,272		—		62,356
Other origination fees		7,670		10,526		25,564		28,645		7		21,284

		88,033		61,742		97,059		30,917		7		83,640

	￦	423,245	￦	381,366	￦	277,108	￦	73,646	￦	(7)	￦	601,142

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Beginning		Increase		Decrease		Others		Ending
Deferred loan origination costs
Loans in Korean won	￦	502,512	￦	330,202	￦	288,683	￦	(33,130)	￦	510,901
Other origination costs		344		635		602		—		377

		502,856		330,837		289,285		(33,130)		511,278

Deferred loan origination fees
Loans in Korean won		69,994		72,822		62,383		(70)		80,363
Other origination fees		6,526		3,872		2,709		(19)		7,670

		76,520		76,694		65,092		(89)		88,033

	￦	426,336	￦	254,143	￦	224,193	￦	(33,041)	￦	423,245

11. Allowances for Loan Losses

The changes in the allowances for loan losses for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Retail		Corporate		Credit card		Total
Beginning	￦	580,510	￦	1,870,874	￦	409,800	￦	2,861,184
Written-off		(576,084)		(1,087,897)		(427,059)		(2,091,040)
Recoveries from written-off loans		139,131		260,574		131,046		530,751
Sale		(6,736)		(65,163)		—		(71,899)
Provision[1]		341,783		589,913		279,413		1,211,109
Business combination		58,346		24,294		—		82,640
Other changes		9		(67,443)		(3,259)		(70,693)

Ending	￦	536,959	￦	1,525,152	￦	389,941	￦	2,452,052

(In millions of Korean won)	2013
	Retail		Corporate		Credit card		Total
Beginning	￦	687,851	￦	2,251,318	￦	329,490	￦	3,268,659
Written-off		(581,100)		(1,146,767)		(404,199)		(2,132,066)
Recoveries from written-off loans		126,651		147,110		141,452		415,213
Sale		(8,483)		(76,413)		435		(84,461)
Provision[1]		361,253		720,136		346,064		1,427,453
Other changes		(5,662)		(24,510)		(3,442)		(33,614)

Ending	￦	580,510	￦	1,870,874	￦	409,800	￦	2,861,184

[1]	Provision for credit losses in statements of comprehensive income also include provision (reversal) for unused commitments and guarantees (Note 23), reversal for financial guarantees contracts (Note 23), and provision for other financial assets (Note 18).

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The amounts of written-off loans, over which the Group still has a right to claim against the borrowers and guarantors, are ￦16,682,972 million and ￦15,061,182 million as of December 31, 2014 and 2013, respectively.

The coverage ratio of allowances for loan losses as of December 31, 2014 and 2013, is as follows:

(In millions of Korean won)	2014		2013
Loans	￦	233,901,705	￦	221,862,540
Allowances for loan losses		2,452,052		2,861,184
Ratio (%)		1.05		1.29

12. Financial assets at fair value through profit or loss and Financial investments

The details of financial assets at fair value through profit or loss and financial investments as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Financial assets held for trading
Debt securities:
Government and public bonds	￦	3,067,490	￦	2,085,450
Financial bonds		4,049,449		3,265,960
Corporate bonds		1,826,682		1,759,993
Asset-backed securities		318,893		510,159
Others		449,694		204,223
Equity securities:
Stocks		69,736		145,163
Beneficiary certificates		288,281		955,806
Others		51,345		40,252

		10,121,570		8,967,006

Financial assets designated at fair value through profit or loss
Equity securities:
Beneficiary certificates		134,172		115,778
Derivative linked securities		502,168		245,958

		636,340		361,736

Total financial assets at fair value through profit or loss	￦	10,757,910	￦	9,328,742

Available-for-sale financial assets
Debt securities:
Government and public bonds	￦	4,702,036	￦	6,925,617
Financial bonds		6,980,846		5,782,234
Corporate bonds		6,119,889		4,997,788
Asset-backed securities		1,211,343		1,208,241
Others		345,708		19,408
Equity securities:
Stocks		2,402,675		2,366,887
Equity investments and others		74,596		97,937
Beneficiary certificates		554,373		433,992

		22,391,466		21,832,104

Held-to-maturity financial assets
Debts securities:
Government and public bonds		3,556,913		4,357,623
Financial bonds		1,262,187		892,509
Corporate bonds		7,277,779		7,400,085
Asset-backed securities		472,275		366,774

		12,569,154		13,016,991

Total financial investments	￦	34,960,620	￦	34,849,095

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The impairment losses and the reversal of impairment losses in financial investments for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	195,929	￦	260	￦	195,669
Held-to-maturity financial assets		—		—		—

	￦	195,929	￦	260	￦	195,669

(In millions of Korean won)	2013
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	163,464	￦	—	￦	163,464
Held-to-maturity financial assets		5		—		5

	￦	163,469	￦	—	￦	163,469

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

13. Investments in associates

Investments in associates as of December 31, 2014 and 2013, are as follows:

(in millions of Korean won)	2014
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	122,623	￦	125,119	￦	125,119	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		4,222		4,222	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		114,240		121,182	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2,3]	29.56		954,104		36,763		29,279	Banking	Kazakhstan
Preference share[2]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		31,635		26,176		23,559	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		203,270		198,089	Other finance	Korea
CH Engineering Co., Ltd.	41.73		—		178		20	Specialty construction	Korea
Shinla Construction Co., Ltd.	20.24		—		(504)		—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		127,525		124,074	Investment finance	Korea
Incheon Bridge Co., Ltd.[1]	14.99		24,677		(1,716)		—	Operation of Highways and Related facilities	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,402		19,989	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		26,250		23,204		22,329	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[1]	2.56		3,393		—		—	Investment finance	Korea
KBIC Private Equity Fund No. 3[1]	2.00		2,050		2,287		2,287	Investment finance	Korea
KB-Glenwood Private Equity Fund [1]	0.03		10		10		10	Investment finance	Korea
Terra Co., Ltd.	24.06		—		(99)		—	Manufacture of Hand-Operated Kitchen Appliances and Metal Ware	Korea
KB No.3 Special Purpose Acquition Company[1,4]	0.19		20		39		39	SPAC	Korea
KB No.4 Special Purpose Acquition Company[1,5]	0.19		30		38		38	SPAC	Korea
KB No.5 Special Purpose Acquition Company[1,6]	0.19		10		19		19	SPAC	Korea
KB No.6 Special Purpose Acquition Company[1,7]	0.25		40		77		77	SPAC	Korea

		￦	1,579,889	￦	681,250	￦	670,332

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(in millions of Korean won)	2013
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	121,817	￦	124,968	￦	124,968	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		4,185		4,185	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		139,286		150,826	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2,3]	29.56		954,104		51,989		68,110	Banking	Kazakhstan
Preference share[2]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		47,580		46,496		45,393	Investment finance	Korea
Semiland Co., Ltd.	21.32		1,470		2,639		2,639	Manufacture	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		203,618		197,941	Other finance	Korea
CH Engineering Co., Ltd.	41.73		—		64		—	Specialty construction	Korea
Shinla Construction Co., Ltd.	20.24		—		—		—	Specialty construction	Korea
Kores Co., Ltd.[8]	10.39		634		1,925		1,505	Manufacture of automobile parts	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		126,556		123,085	Investment finance	Korea
Incheon Bridge Co., Ltd.[1]	14.99		24,677		(429)		—	Operation of Highways and Related facilities	Korea
Ssangyong Engineering & Construction Co., Ltd.[8]	15.64		28,779		2,490		—	Office and Commercial Building Construction	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,347		19,934	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		14,025		11,620		10,329	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[1]	2.56		3,393		4,238		4,238	Investment finance	Korea
KBIC Private Equity Fund No. 3[1]	2.00		2,050		2,223		2,223	Investment finance	Korea
KB-Glenwood Private Equity Fund [1]	0.03		10		10		10	Investment finance	Korea
Terra Co., Ltd.	24.06		—		20		4	Manufacture of Hand-Operated Kitchen Appliances and Metal Ware	Korea

		￦	1,613,586	￦	742,245	￦	755,390

[1]	As of December 31, 2014 and 2013, the Group is represented in the governing bodies of its associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

[2]	The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.
[3]	Fair value of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of December 31, 2014 and 2013, are ￦42,945 million and ￦57,476 million.
[4]	The fair value of KB No.3 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2014, amounts to ￦40 milion.
[5]	The fair value of KB No.4 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2014, amounts to ￦40 milion.
[6]	The fair value of KB No.5 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2014, amounts to ￦20 milion.
[7]	The fair value of KB No.6 Special Purpose Acquisition Company, reflecting the quoted market price as of December 31, 2014, amounts to ￦84 milion.
[8]	Where the Group has acquired shares of entities through debt-for-equity swaps, the Group is represented in the creditor council. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Summarized financial information on associates:

(In millions of Korean won)	2014[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Consolidated carrying amount
Associates
Balhae Infrastructure Fund	￦	994,768	￦	2,158	￦	999,430	￦	992,610	￦	125,119	￦	—	￦	125,119
Korea Credit Bureau Co., Ltd.		54,717		7,806		10,000		46,911		4,222		—		4,222
UAMCO., Ltd.		4,357,490		3,688,589		2,430		668,901		114,240		6,942		121,182
JSC Bank CenterCredit		6,278,391		6,156,255		546,794		122,136		36,763		(7,484)		29,279
KoFC KBIC Frontier Champ 2010-5(PEF)		52,499		148		63,270		52,351		26,176		(2,617)		23,559
United PF 1st Recovery Private Equity Fund		1,187,406		40,240		1,081,400		1,147,166		203,270		(5,181)		198,089
CH Engineering Co., Ltd.[2]		1,086		659		158		427		178		(158)		20
KB GwS Private Securities Investment Trust		477,646		738		425,814		476,908		127,525		(3,451)		124,074
Incheon Bridge Co., Ltd.		727,659		739,105		164,621		(11,446)		(1,716)		1,716		—
KB Star office Private real estate Investment Trust No.1		218,250		121,341		95,000		96,909		20,402		(413)		19,989
KoFC POSCO HANHWA KB shared growth Private Equity Fund		94,731		1,917		105,000		92,814		23,204		(875)		22,329
NPS KBIC Private Equity Fund No. 1		151		146		—		5		—		—		—
KBIC Private Equity Fund No. 3		114,575		162		102,500		114,413		2,287		—		2,287
KB-Glenwood Private Equity Fund		30,558		1,804		31,100		28,754		10		—		10
KB No.3 Special Purpose Acquition Company		21,904		1,531		1,052		20,373		39		—		39
KB No.4 Special Purpose Acquition Company		22,567		2,382		1,052		20,185		38		—		38
KB No.5 Special Purpose Acquition Company		12,399		2,382		522		10,017		19		—		19
KB No.6 Special Purpose Acquition Company		34,434		3,515		1,600		30,919		77		—		77

									￦	681,853	￦	(11,521)	￦	670,332

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2014
	Operating income		Profit (Loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
Associates
Balhae Infrastructure Fund	￦	53,100	￦	44,616	￦	—	￦	44,616	￦	6,280
Korea Credit Bureau Co., Ltd.		46,111		114		—		114		—
UAMCO., Ltd.		548,990		57,438		—		57,438		35,041
JSC Bank CenterCredit		425,506		(22,973)		(26,987)		(49,960)		2
KoFC KBIC Frontier Champ 2010-5(PEF)		16,942		957		(3,249)		(2,292)		3,230
United PF 1st Recovery Private Equity Fund		105,369		(1,962)		—		(1,962)		—
CH Engineering Co., Ltd.[2]		787		251		—		251		—
KB GwS Private Securities Investment Trust		39,207		38,207		—		38,207		9,229
Incheon Bridge Co., Ltd.		83,578		(8,185)		—		(8,185)		—
KB Star office Private real estate Investment Trust No.1		17,413		8,585		—		8,585		1,752
KoFC POSCO HANHWA KB shared growth Private Equity Fund		9,228		3,771		(6,337)		(2,566)		—
NPS KBIC Private Equity Fund No. 1		59,068		55,241		(53,847)		1,394		4,274
KBIC Private Equity Fund No. 3		3,539		3,222		—		3,222		—
KB-Glenwood Private Equity Fund		—		(10)		—		(10)		—
KB No.3 Special Purpose Acquition Company		—		(392)		—		(392)		—
KB No.4 Special Purpose Acquition Company		—		(313)		—		(313)		—
KB No.5 Special Purpose Acquition Company		—		(193)		—		(193)		—
KB No.6 Special Purpose Acquition Company		—		(555)		—		(555)		—

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	As the financial statements as of December 31, 2014, were not available, the Group applied the equity method by using the financial statements as of November 30, 2014, and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Consolidated carrying amount
Associates
Balhae Infrastructure Fund	￦	993,571	￦	2,157	￦	993,030	￦	991,414	￦	124,968	￦	—	￦	124,968
Korea Credit Bureau Co., Ltd.		63,043		16,542		10,000		46,501		4,185		—		4,185
UAMCO., Ltd.		4,365,097		3,567,972		2,430		797,125		139,286		11,540		150,826
JSC Bank CenterCredit		7,083,662		6,903,416		546,794		180,246		51,989		16,121		68,110
KoFC KBIC Frontier Champ 2010-5(PEF)		93,367		375		95,160		92,992		46,496		(1,103)		45,393
Semiland Co., Ltd.		20,753		14,608		1,970		6,145		2,639		—		2,639
United PF 1st Recovery Private Equity Fund		1,159,220		10,092		1,081,400		1,149,128		203,618		(5,677)		197,941
CH Engineering Co., Ltd.[2]		917		763		158		154		64		(64)		—
Kores Co., Ltd.[3]		92,937		80,914		11,099		12,023		1,925		(420)		1,505
Terra Co., Ltd.[3]		1,659		1,576		254		83		20		(16)		4
KB GwS Private Securities Investment Trust		473,946		738		425,814		473,208		126,556		(3,471)		123,085
Incheon Bridge Co., Ltd.		740,321		743,182		164,621		(2,861)		(429)		429		—
Ssangyong Engineering & Construction Co., Ltd.[3]		1,359,658		1,343,734		73,045		15,924		2,490		(2,490)		—
KB Star office Private real estate Investment Trust No.1		217,557		120,910		95,000		96,647		20,347		(413)		19,934
KoFC POSCO HANHWA KB shared growth Private Equity Fund		48,192		1,712		56,100		46,480		11,620		(1,291)		10,329
NPS KBIC Private Equity Fund No. 1		174,469		8,911		132,541		165,558		4,238		—		4,238
KBIC Private Equity Fund No. 3		111,270		79		102,500		111,191		2,223		—		2,223
KB-Glenwood Private Equity Fund		30,558		1,794		31,100		28,764		10		—		10

									￦	742,245	￦	13,145	￦	755,390

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Operating income		Profit (Loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
Associates
Balhae Infrastructure Fund	￦	57,754	￦	49,685	￦	—	￦	49,685	￦	6,299
Korea Credit Bureau Co., Ltd.		51,571		4,909		—		4,909		—
UAMCO., Ltd.		708,035		105,085		—		105,085		—
JSC Bank CenterCredit		532,768		(497,885)		(5,732)		(503,617)		3
KoFC KBIC Frontier Champ 2010-5(PEF)		3,368		(2,454)		7,064		4,610		—
Semiland Co., Ltd.		11,513		649		—		649		11
United PF 1st Recovery Private Equity Fund		152,315		13,769		—		13,769		—
CH Engineering Co., Ltd.[2]		681		(102)		—		(102)		—
Kores Co., Ltd.[3]		100,769		565		2,472		3,037		—
Terra Co., Ltd.[3]		1,422		17		—		17		—
KB GwS Private Securities Investment Trust		76,201		41,247		—		41,247		8,894
Incheon Bridge Co., Ltd.		77,311		(13,533)		—		(13,533)		—
Ssangyong Engineering & Construction Co., Ltd.[3]		1,724,742		(314,105)		(8,615)		(322,720)		—
KB Star office Private real estate Investment Trust No.1		16,672		8,490		—		8,490		1,751
KoFC POSCO HANHWA KB shared growth Private Equity Fund		1,685		(8,803)		1,759		(7,044)		—
NPS KBIC Private Equity Fund No. 1		10,206		9,301		(2,113)		7,188		106
KBIC Private Equity Fund No. 3		3,702		3,385		—		3,385		—
KB-Glenwood Private Equity Fund		—		(627)		—		(627)		—

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	As the financial statements as of December 31, 2013, were not available, the Group applied the equity method by using the financial statements as of November 30, 2013, and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.
[3]	As the financial statements as of December 31, 2013 were not available, the Group applied the equity method by using the financial statements as of September 30, 2013, and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

As Shinla Construction Co., Ltd. is capital deficient as of December 31, 2014, its reliable financial information was not available. Therefore, financial information of this associate is not included in the summarized financial information.

The changes in investments in associates for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Beginning		Acquisition		Disposal		Dividends		Gains (losses)		Other comprehensive income		Impairment		Others		Ending
Associates
Balhae Infrastructure Fund	￦	124,968	￦	807	￦	—	￦	(6,280)	￦	5,624	￦	—	￦	—	￦	—	￦	125,119
Korea Credit Bureau Co., Ltd.		4,185		—		—		—		37		—		—		—		4,222
UAMCO., Ltd.		150,826		—		—		(35,041)		5,397		—		—		—		121,182
JSC Bank CenterCredit		68,110		—		—		(2)		(6,278)		(32,551)		—		—		29,279
KoFC KBIC Frontier Champ 2010-5(PEF)		45,393		50		(15,995)		(3,230)		(5,877)		3,586		(368)		—		23,559
Semiland Co., Ltd.		2,639		—		(1,638)		(11)		104		—		—		(1,094)		—
United PF 1st Recovery Private Equity Fund		197,941		—		—		—		148		—		—		—		198,089
CH Engineering Co., Ltd.		—		—		—		—		20		—		—		—		20
Kores Co., Ltd.		1,505		—		—		—		—		—		—		(1,505)		—
KB GwS Private Securities Investment Trust		123,085		—		—		(9,229)		10,218		—		—		—		124,074
KB Star office Private real estate Investment Trust No.1		19,934		—		—		(1,752)		1,807		—		—		—		19,989
KoFC POSCO HANHWA KB shared growth Private Equity Fund		10,329		12,225		—		—		1,880		(2,105)		—		—		22,329
NPS KBIC Private Equity Fund No. 1		4,238		—		—		(4,274)		1,414		(1,378)		—		—		—
KBIC Private Equity Fund No. 3		2,223		—		—		—		64		—		—		—		2,287
KB-Glenwood Private Equity Fund		10		—		—		—		—		—		—		—		10
Terra Co., Ltd.		4		—		—		—		(4)		—		—		—		—
KB No.2 Special Purpose Acquition Company		—		15		—		—		—		—		—		(15)		—
KB No.3 Special Purpose Acquition Company		—		20		—		—		19		—		—		—		39
KB No.4 Special Purpose Acquition Company		—		4,483		(4,453)		—		8		—		—		—		38
KB No.5 Special Purpose Acquition Company		—		10		—		—		9		—		—		—		19
KB No.6 Special Purpose Acquition Company		—		40		—		—		37		—		—		—		77

	￦	755,390	￦	17,650	￦	(22,086)	￦	(59,819)	￦	14,627	￦	(32,448)	￦	(368)	￦	(2,614)	￦	670,332

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Beginning		Acquisition		Disposal		Dividends		Gains (losses)		Other comprehensive income		Impairment		Others		Ending
Associates
Balhae Infrastructure Fund	￦	125,004	￦	—	￦	—	￦	(6,299)	￦	6,263	￦	—	￦	—	￦	—	￦	124,968
Korea Credit Bureau Co., Ltd.		3,790		—		—		—		395		—		—		—		4,185
UAMCO., Ltd.		139,760		—		—		—		11,066		—		—		—		150,826
JSC Bank CenterCredit		281,889		—		—		(3)		(204,312)		(9,464)		—		—		68,110
KoFC KBIC Frontier Champ 2010-5(PEF)		25,539		15,565		(135)		—		4,227		197		—		—		45,393
KB Global Star Game & Apps SPAC		48		—		—		—		1		—		—		(49)		—
Semiland Co., Ltd.		2,513		—		—		(11)		137		—		—		—		2,639
Serit Platform Co., Ltd.		1,517		—		(1,518)		—		1		—		—		—		—
Sehwa Electronics Co., Ltd.		2,955		—		(1,577)		—		(360)		(71)		—		(947)		—
Testian Co., Ltd.		1,041		—		(260)		—		(587)		—		—		(194)		—
United PF 1st Recovery Private Equity Fund		195,425		—		—		—		2,516		—		—		—		197,941
Kores Co., Ltd.		1,384		—		—		—		91		450		(420)		—		1,505
KB GwS Private Securities Investment Trust		120,939		—		—		(8,894)		11,040		—		—		—		123,085
Incheon Bridge Co., Ltd.		1,630		—		—		—		(1,630)		—		—		—		—
Ssangyong Engineering & Construction Co., Ltd.[1]		—		28,779		—		—		(8,200)		(1,176)		(19,403)		—		—
KB Star office Private real estate Investment Trust No.1		19,898		—		—		(1,751)		1,787		—		—		—		19,934
KoFC POSCO HANHWA KB shared growth Private Equity Fund		4,983		7,775		—		—		(2,703)		274		—		—		10,329
NPS KBIC Private Equity Fund No. 1		4,160		—		—		(106)		238		(54)		—		—		4,238
KBIC Private Equity Fund No. 3		2,156		—		—		—		67		—		—		—		2,223
KB-Glenwood Private Equity Fund		10		—		—		—		—		—		—		—		10
Terra Co., Ltd.		—		—		—		—		4		—		—		—		4

	￦	934,641	￦	52,119	￦	(3,490)	￦	(17,064)	￦	(179,959)	￦	(9,844)	￦	(19,823)	￦	(1,190)	￦	755,390

[1]	Impairment recognized on reorganization proceedings filed on December 30, 2013.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Accumulated unrecognized share of losses in investments in associates due to discontinuation of applying the equity method as of December 31, 2014 and 2013, follows:

(In millions of Korean won)	2014
	Unrecognized loss		Unrecognized change in equity
Incheon Bridge Co., Ltd.	￦	1,287	￦	1,716
Shinla Construction Co., Ltd.		34		134
Terra Co., Ltd.		115		115

(In millions of Korean won)	2013
	Unrecognized loss		Unrecognized change in equity
Incheon Bridge Co., Ltd.	￦	429	￦	429
CH Engineering Co., Ltd.		43		94
Shinla Construction Co., Ltd.		41		101

14. Property and Equipment, and Investment Property

The details of property and equipment as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	￦	1,970,010	￦	—	￦	—	￦	1,970,010
Buildings		1,231,645		(373,306)		(2,117)		856,222
Leasehold improvements		602,438		(549,942)		—		52,496
Equipment and vehicles		1,725,901		(1,561,480)		—		164,421
Construction in-progress		7,946		—		—		7,946
Financial lease assets		32,965		(1,075)		—		31,890

	￦	5,570,905	￦	(2,485,803)	￦	(2,117)	￦	3,082,985

(In millions of Korean won)	2013
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	￦	1,991,831	￦	—	￦	—	￦	1,991,831
Buildings		1,219,806		(353,140)		(2,117)		864,549
Leasehold improvements		567,231		(511,207)		—		56,024
Equipment and vehicles		1,642,796		(1,503,257)		—		139,539
Financial lease assets		66,641		(57,741)		—		8,900

	￦	5,488,305	￦	(2,425,345)	￦	(2,117)	￦	3,060,843

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The changes in property and equipment for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Business Combination		Others		Ending
Land	￦	1,991,831	￦	11,371	￦	(37,017)	￦	—	￦	—	￦	3,850	￦	(25)	￦	1,970,010
Buildings		864,549		12,884		2,044		—		(29,335)		6,159		(79)		856,222
Leasehold improvement		56,024		3,854		30,420		(605)		(40,570)		791		2,582		52,496
Equipment and vehicles		139,539		110,269		1,947		(333)		(90,200)		2,285		914		164,421
Construction in-progress		—		63,629		(55,683)		—		—		—		—		7,946
Financial lease assets		8,900		40,873		(1,947)		—		(15,936)		—		—		31,890

	￦	3,060,843	￦	242,880	￦	(60,236)	￦	(938)	￦	(176,041)	￦	13,085	￦	3,392	￦	3,082,985

(In millions of Korean won)
	2013
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation[2]		Business Combination		Others		Ending
Land	￦	2,012,265	￦	1,405	￦	(21,551)	￦	(214)	￦	—	￦	—	￦	(74)	￦	1,991,831
Buildings		879,878		3,234		11,056		(281)		(29,094)		—		(244)		864,549
Leasehold improvement		55,658		2,687		32,702		(332)		(46,057)		299		11,067		56,024
Equipment and vehicles		141,932		94,875		—		(434)		(97,119)		247		38		139,539
Construction in-progress		893		51,268		(52,161)		—		—		—		—		—
Financial lease assets		9,767		10,734		—		—		(11,601)		—		—		8,900

	￦	3,100,393	￦	164,203	￦	(29,954)	￦	(1,261)	￦	(183,871)	￦	546	￦	10,787	￦	3,060,843

[1]	Including transfers with investment property and assets held for sale.
[2]	Including depreciation cost ￦82 million and ￦71 million recorded in other operating expenses in the statements of comprehensive income for the years ended December 31, 2014 and 2013, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
2014
Beginning	Impairment		Reversal		Others		Ending
￦ (2,117)	￦	—	￦	—	￦	—	￦ (2,117)

(In millions of Korean won)
2013
Beginning	Impairment		Reversal		Others		Ending
￦ (3,242)	￦	—	￦	—	￦	1,125	￦ (2,117)

The details of investment property as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	￦	229,437	￦	—	￦	(738)	￦	228,699
Buildings		157,885		(9,040)		—		148,845

	￦	387,322	￦	(9,040)	￦	(738)	￦	377,544

(In millions of Korean won)	2013
	Acquisition cost		Accumulated depreciation		Carrying amount
Land	￦	94,708	￦	—	￦	94,708
Buildings		78,526		(6,975)		71,551

	￦	173,234	￦	(6,975)	￦	166,259

The valuation technique and input variables that are used to measure the fair value of investment property as of December 31, 2014, are as follows:

(In millions of Korean won)	2014
	Fair value		Valuation technique	Inputs
Land and buildings	￦	379,812	Cost Approach Method	- Price per square meter - Replacement cost

As of December 31, 2014 and 2013, fair values of the investment properties amount to ￦379,812 million and ￦189,534 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

Rental income from the above investment properties for the years ended December 31, 2014 and 2013, amounts to ￦7,107 million and ￦4,889 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The changes in investment property for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Beginning		Acquisition		Transfers		Depreciation		Business combination		Ending
Land	￦	94,708	￦	132,924	￦	(262)	￦	—	￦	1,329	￦	228,699
Buildings		71,551		79,071		288		(2,065)		—		148,845

	￦	166,259	￦	211,995	￦	26	￦	(2,065)	￦	1,329	￦	377,544

(In millions of Korean won)	2013
	Beginning		Acquisition		Transfers		Depreciation		Ending
Land	￦	38,653	￦	56,055	￦	—	￦	—	￦	94,708
Buildings		14,321		58,554		257		(1,581)		71,551

	￦	52,974	￦	114,609	￦	257	￦	(1,581)	￦	166,259

Property and equipment insured as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)		Insurance coverage
Type	Assets insured	2014		2013		Insurance company
General property insurance	Buildings[1]	￦	1,134,840	￦	1,027,420	Samsung Fire & Marine Insurance Co., Ltd. and others
	Leasehold improvements		142,163		121,188
	Equipment and vehicles and others		164,106		139,544

		￦	1,441,109	￦	1,288,152

[1]	Buildings include office buildings, investment properties and assets held for sale.

15. Intangible Assets

The details of intangible assets as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	￦	331,707	￦	—	￦	(69,315)	￦	262,392
Other intangible assets		900,951		(649,723)		(24,698)		226,530

	￦	1,232,658	￦	(649,723)	￦	(94,013)	￦	488,922

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	￦	252,098	￦	—	￦	(46,533)	￦	205,565
Other intangible assets		851,406		(590,550)		(23,217)		237,639

	￦	1,103,504	￦	(590,550)	￦	(69,750)	￦	443,204

The details of goodwill as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014				2013
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Investment Securities		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		—		—
KB Savings Bank Co., Ltd.		115,343		57,404		108,000		72,843
Yehansoul Savings Bank Co., Ltd.		—		—		7,343		7,343

	￦	331,707	￦	262,392	￦	252,098	￦	205,565

The changes in accumulated impairment losses of goodwill for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
2014
Beginning		Impairment		Others		Ending
￦	46,533	￦	22,782	￦	—	￦	69,315

(In millions of Korean won)
2013
Beginning		Impairment		Others		Ending
￦	35,157	￦	11,376	￦	—	￦	46,533

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2014, are as follows:

(In millions of Korean won)
	Housing & Commercial Bank										KB Savings Bank Co., Ltd. and Yehansoul
	Retail Banking		Corporate Banking		KB Cambodia Bank		KB Investment Securities		KB Capital Co., Ltd.		Savings Bank Co., Ltd.	Total
Carrying amounts	￦	49,315	￦	15,973	￦	1,202	￦	58,889	￦	79,609	￦ 57,404	￦	262,392
Recoverable amount exceeded carrying amount		1,090,789		1,058,505		735		38,772		210,379	—		2,399,180
Discount rate (%)		17.13		17.49		33.45		16.53		13.67	17.01
Permanent growth rate (%)		2.00		2.00		2.00		2.00		2.00	2.00

Goodwill is allocated to cash-generating units, based on management’s analysis, that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized the amount of ￦65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of those respective amounts, the amounts of ￦49,315 million and ￦15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase 2.0% for every year. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The details of intangible assets, excluding goodwill, as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,470	￦	(1,079)	￦	—	￦	391
Software		644,485		(564,887)		—		79,598
Other intangible assets		213,927		(83,190)		(24,698)		106,039
Finance leases assets		41,069		(567)		—		40,502

	￦	900,951	￦	(649,723)	￦	(24,698)	￦	226,530

(In millions of Korean won)	2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,405	￦	(936)	￦	—	￦	469
Software		614,124		(500,327)		—		113,797
Other intangible assets		206,427		(67,892)		(23,217)		115,318
Finance leases assets		29,450		(21,395)		—		8,055

	￦	851,406	￦	(590,550)	￦	(23,217)	￦	237,639

The changes in intangible assets, excluding goodwill, for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Beginning		Acquisition		Disposal		Transfer		Amortization[1]		Business combination		Others		Ending
Industrial property rights	￦	469	￦	74	￦	—	￦	—	￦	(151)	￦	—	￦	(1)	￦	391
Software		113,797		24,516		—		4,528		(62,805)		364		(802)		79,598
Other intangible assets[2]		115,318		6,165		(4,455)		—		(11,805)		2,050		(1,234)		106,039
Finance leases assets		8,055		45,305		—		(4,528)		(8,330)		—		—		40,502

	￦	237,639	￦	76,060	￦	(4,455)	￦	—	￦	(83,091)	￦	2,414	￦	(2,037)	￦	226,530

(In millions of Korean won)	2013
	Beginning		Acquisition		Disposal		Amortization[1]		Business combination		Others		Ending
Industrial property rights	￦	418	￦	190	￦	—	￦	(137)	￦	—	￦	(2)	￦	469
Software		168,032		33,649		—		(87,078)		—		(806)		113,797
Other intangible assets[2]		107,994		34,252		(5,177)		(9,122)		38		(12,667)		115,318
Finance leases assets		7,089		6,036		—		(5,070)		—		—		8,055

	￦	283,533	￦	74,127	￦	(5,177)	￦	(101,407)	￦	38	￦	(13,475)	￦	237,639

[1]	Including ￦59 million and ￦31 million recorded in other operating expenses in the statements of comprehensive income for the years ended December 31, 2014 and 2013.
[2]	Membership rights of other intangible assets with indefinite useful lives recognized impairment losses because their recoverable amount is lower than their carrying amount.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The changes in accumulated impairment losses on intangible assets, excluding goodwill, for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Beginning	Impairment	Reversal		Disposal and others	Ending
Accumulated impairment losses on intangible assets	￦ (23,217)	￦ (1,888)	￦	411	￦ (4)	￦ (24,698)

(In millions of Korean won)	2013
	Beginning	Impairment	Reversal		Disposal and others	Ending
Accumulated impairment losses on intangible assets	￦ (17,845)	￦ (5,763)	￦	24	￦ 367	￦ (23,217)

16. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Assets		Liabilities		Net amount
Other provisions	￦	99,369	￦	—	￦	99,369
Allowances for loan losses		2,416		(1,900)		516
Impairment losses on property and equipment		5,590		(358)		5,232
Interest on equity index-linked deposits		183		—		183
Share-based payments		8,134		—		8,134
Provisions for guarantees		50,115		—		50,115
Losses (gains) from valuation on derivative financial instruments		3,714		(52,714)		(49,000)
Present value discount		8,078		(10,694)		(2,616)
Losses (gains) from fair value hedged item		12,834		—		12,834
Accrued interest		—		(79,385)		(79,385)
Deferred loan origination fees and costs		9,265		(132,815)		(123,550)
Gains from revaluation		—		(274,947)		(274,947)
Investments in subsidiaries and others		12,635		(74,504)		(61,869)
Derivative linked securities		336,025		(338,587)		(2,562)
Others		703,497		(363,600)		339,897

		1,251,855		(1,329,504)		(77,649)
Offsetting of deferred income tax assets and liabilities		(1,236,293)		1,236,293		—

	￦	15,562	￦	(93,211)	￦	(77,649)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Assets		Liabilities		Net amount
Other provisions	￦	113,685	￦	—	￦	113,685
Allowances for loan losses		171		(2,118)		(1,947)
Impairment losses on property and equipment		2,873		—		2,873
Interest on equity index-linked deposits		340		—		340
Share-based payments		8,512		—		8,512
Provisions for guarantees		50,463		—		50,463
Losses (gains) from valuation on derivative financial instruments		1,045		(15,119)		(14,074)
Present value discount		2,554		(6,812)		(4,258)
Losses (gains) from fair value hedged item		16,670		(111)		16,559
Accrued interest		—		(79,656)		(79,656)
Deferred loan origination fees and costs		13,263		(97,532)		(84,269)
Gains from revaluation		—		(276,057)		(276,057)
Investments in subsidiaries and others		74,324		(63,407)		10,917
Derivative linked securities		265,477		(264,024)		1,453
Others		546,499		(337,434)		209,065

		1,095,876		(1,142,270)		(46,394)
Offsetting of deferred income tax assets and liabilities		(1,080,454)		1,080,454		—

	￦	15,422	￦	(61,816)	￦	(46,394)

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦563,040 million associated with investments in subsidiaries and others as of December 31, 2014, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ￦199 million, ￦80,204 million and ￦172,199 million associated with loss on other provisions, SPE repurchase and others, respectively, as of December 31, 2014, due to the uncertainty that these will be realized in the future.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦27,367 million associated with investment in subsidiaries and associates as of December 31, 2014, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

No deferred income tax liabilities have been recognized as of December 31, 2014, for the taxable temporary difference of ￦65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank.

The changes in cumulative temporary differences for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Losses (gains) from fair value hedged item	￦	68,884	￦	68,884	￦	53,033	￦	53,033
Other provisions		470,329		445,632		386,116		410,813
Allowances for loan losses		705		292		5,720		6,133
Impairment losses on property and equipment		11,873		11,873		22,363		22,363
Deferred loan origination fees and costs		54,616		54,772		37,529		37,373
Interest on equity index-linked deposits		1,407		1,325		676		758
Share-based payments		35,174		35,174		33,613		33,613
Provisions for guarantees		208,524		208,524		225,414		225,414
Gains (losses) from valuation on derivative financial instruments		4,319		4,319		15,171		15,171
Present value discount		10,555		10,555		11,762		11,762
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		890,631		310,123		18,691		599,199
Derivative linked securities		1,097,012		1,097,012		1,388,534		1,388,534
Others		2,357,500		1,349,309		2,099,534		3,107,725

		5,291,733	￦	3,597,794	￦	4,298,156		5,992,095

Unrecognized deferred income tax assets:
Share-based payments		—						—
Other provisions		250						199
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		603,097						563,040
Others		94,786						172,199

		4,513,396						5,176,453
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	1,095,876					￦	1,251,855

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2014
	Beginning		Decrease		Increase		Ending
Taxable temporary differences
Losses (gains) from fair value hedged item	￦	(502)	￦	(502)	￦	—	￦	—
Accrued interest		(336,776)		(220,808)		(213,071)		(329,039)
Allowances for loans losses		(8,752)		(902)		—		(7,850)
Deferred loan origination fees and costs		(403,026)		(403,026)		(548,978)		(548,978)
Gains (losses) from valuation on derivative financial instruments		(62,577)		(61,187)		(216,436)		(217,826)
Present value discount		(30,964)		—		(13,226)		(44,190)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,140,730)		(4,587)		—		(1,136,143)
Investments in subsidiaries and others		(367,717)		(60,223)		(15,199)		(322,693)
Derivative linked securities		(1,091,009)		(1,091,009)		(1,399,118)		(1,399,118)
Others		(1,386,712)		(562,646)		(677,763)		(1,501,829)

		(4,894,053)	￦	(2,404,890)	￦	(3,083,791)		(5,572,954)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(118,749)						(27,367)

		(4,710,016)						(5,480,299)
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	(1,142,270)					￦	(1,329,504)

(In millions of Korean won)	2013
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Losses (gains) from fair value hedged item	￦	127,281	￦	127,281	￦	68,884	￦	68,884
Other provisions		576,999		553,376		446,706		470,329
Allowances for loan losses		4,727		4,221		199		705
Impairment losses on property and equipment		8,723		8,723		11,873		11,873
Deferred loan origination fees and costs		36,136		35,720		54,200		54,616
Interest on equity index-linked deposits		2,985		2,985		1,407		1,407
Share-based payments		25,591		25,591		35,174		35,174
Provisions for guarantees		208,255		208,255		208,524		208,524
Gains (losses) from valuation on derivative financial instruments		6,581		6,581		4,319		4,319
Present value discount		9,655		9,658		10,558		10,555
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		2,687,622		2,099,827		302,836		890,631
Derivative linked securities		667,942		667,942		1,097,012		1,097,012
Others		2,004,536		947,787		1,300,751		2,357,500

		6,447,237	￦	4,697,947	￦	3,542,443		5,291,733

Unrecognized deferred income tax assets:
Share-based payments		10						—
Other provisions		817						250
Loss on SPE repurchase		80,204						80,204

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Beginning		Decrease		Increase		Ending
Investments in subsidiaries and others		2,492,775						603,097
Others		87,342						94,786

		3,786,089						4,513,396
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	919,214					￦	1,095,876

Taxable temporary differences
Losses (gains) from fair value hedged item	￦	—	￦	—	￦	(502)	￦	(502)
Accrued interest		(339,126)		(220,320)		(217,970)		(336,776)
Allowances for loans losses		(10,654)		(1,902)		—		(8,752)
Deferred loan origination fees and costs		(389,017)		(389,017)		(403,026)		(403,026)
Gains (losses) from valuation on derivative financial instruments		(163,225)		(162,935)		(62,287)		(62,577)
Present value discount		(32,185)		(1,221)		—		(30,964)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,142,234)		(1,504)		—		(1,140,730)
Investments in subsidiaries and others		(5,959,490)		(5,644,900)		(53,127)		(367,717)
Derivative linked securities		(661,700)		(661,700)		(1,091,009)		(1,091,009)
Others		(1,307,717)		(581,961)		(660,956)		(1,386,712)

		(10,070,636)	￦	(7,665,460)	￦	(2,488,877)		(4,894,053)

Unrecognized deferred income tax assets:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(83,745)						(118,749)

		(9,921,603)						(4,710,016)
Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	(1,055,085)					￦	(1,142,270)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

17. Assets held for sale

The details of assets held for sale as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	￦	47,418	￦	(9,442)	￦	37,976	￦	40,530
Buildings		57,005		(24,624)		32,381		33,752

	￦	104,423	￦	(34,066)	￦	70,357	￦	74,282

(In millions of Korean won)	2013
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	￦	21,380	￦	(5,109)	￦	16,271	￦	16,271
Buildings		39,777		(18,330)		21,447		21,447

	￦	61,157	￦	(23,439)	￦	37,718	￦	37,718

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

The valuation technique and input variables that are used to measure the fair value of assets held for sale as of December 31, 2014, are as follows:

(In millions of Korean won)
	2014
	Fair value		Valuation technique[1]	Unobservable input[2]	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Land and buildings	￦	57,982	Market comparion approach model	Adjustment index	0.17~2.00	Fair value increases as the adjustment index rises.
				Adjustment ratio	-20.00~0.00	Fair value decreases as the absolute value of adjustment index rises.
		16,323	Market comparison approach model	Unit price per area of exclusive possession, Time point adjustment, Individual factor and others	Unit price per area of exclusive possession: About ￦4.9 million Time point adjustment: 0.9987 Individual factor: 0.85	Fair value increases as the unit price per area of exclusive possess and others rise.

	￦	74,305

[1]	The Group adjusted the appraisal value by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the real estate index or the producer price index, or land price volatility.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The fair values of assets held for sale were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
2014
Beginning	Provision	Reversal		Others		Ending
￦ (23,439)	￦ (16,592)	￦	—	￦	5,965	￦ (34,066)

(In millions of Korean won)
2013
Beginning	Provision	Reversal		Others		Ending
￦ (5,759)	￦ (22,365)	￦	—	￦	4,685	￦ (23,439)

As of December 31, 2014, buildings and land classified as assets held for sale consist of 15 pieces of real estate of closed branches and KB Wellyan Private Equity Real Estate Fund No. 6 and 7, which were acquired from the litigation of KB Asset Management Co., Ltd. The management of the Group decided to sell the assets, and accordingly, the assets were classified as assets held for sale. As of December 31, 2014, three assets out of above assets held for sale are under negotiation for sale and the remaining assets are also being actively marketed.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

18. Other Assets

The details of other assets as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Other financial assets
Other receivables	￦	3,185,783	￦	3,494,745
Accrued income		1,166,555		1,018,907
Guarantee deposits		1,339,572		1,395,359
Domestic exchange settlement debits		2,096,804		735,807
Others		119,733		188,540
Allowances for loan losses		(347,918)		(580,651)
Present value discount		(898)		(1,028)

		7,559,631		6,251,679

Other non-financial assets
Other receivables		1,469		663
Prepaid expenses[1]		327,633		379,854
Guarantee deposits		4,081		3,941
Insurance assets		127,493		157,154
Separate account assets		689,701		696,909
Others		96,759		76,798
Allowances on other asset		(23,294)		(16,402)

		1,223,842		1,298,917

	￦	8,783,473	￦	7,550,596

[1]	Prepaid income tax expenses amounting to ￦17,467 million for KB Life Insurance Co., Ltd as of December 31,2013 were reclassified from other assets into deferred income tax assets.

The changes in allowances for loan losses on other assets for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Other financial assets		Other non- financial assets		Total
Beginning	￦	580,651	￦	16,402	￦	597,053
Written-off		(293,614)		(2,436)		(296,050)
Provision		38,091		3,930		42,021
Business combination		1,085		—		1,085
Others		21,705		5,398		27,103
Ending	￦	347,918	￦	23,294	￦	371,212

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Other financial assets		Other non- financial assets		Total
Beginning	￦	590,110	￦	7,988	￦	598,098
Written-off		(37,382)		(6,715)		(44,097)
Provision		29,229		15,129		44,358
Others		(1,306)		—		(1,306)

Ending	￦	580,651	￦	16,402	￦	597,053

19. Financial liabilities at fair value through profit or loss

The details of financial liabilities at fair value through profit or loss as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Financial liabilities held for trading
Securities sold	￦	784,892	￦	196,570
Other		51,650		40,067

		836,542		236,637

Financial liabilities designated at fair value through profit or loss
Derivative linked securities		982,426		878,565

		982,426		878,565

Total financial liabilities at fair value through profit or loss	￦	1,818,968	￦	1,115,202

The details of credit risk of financial liabilities designated at fair value through profit or loss as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Financial liabilities designated at fair value through profit or loss	￦	982,426	￦	878,565
Changes in fair value resulting from changes in the credit risk		(4,848)		(4,032)
Accumulated changes in fair value resulting from changes in the credit risk		(14,510)		(9,662)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

20. Deposits

The details of deposits as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Demand deposits
Demand deposits in Korean won
Checking deposits	￦	183,748	￦	122,296
Household checking deposits		495,268		467,229
Special deposits		3,018,524		2,706,609
Ordinary deposits		28,049,893		24,533,701
Public fund deposits		81,899		75,127
Treasury deposits		5,012		5,148
General savings deposits		30,195,868		28,077,274
Corporate savings deposits		13,549,740		10,715,746
Nonresident’s deposit in Korean won		53,079		32,355
Nonresident’s free deposit in Korean won		16,761		15,001
Others		186,055		163,262

		75,835,847		66,913,748

Demand deposits in foreign currencies
Checking deposits		114,531		251,072
Ordinary deposits		2,808,835		2,461,685
Special deposits		1,678		5,325
Others		94,019		14,142

		3,019,063		2,732,224

		78,854,910		69,645,972

Time deposits
Time deposits in Korean won
Time deposits		110,822,758		108,216,861
Installment savings deposits		10,133,900		11,097,205
Good-sum formation savings		846,172		425,090
Nonresident’s deposit in Korean won		137,578		186,966
Workers’ savings for housing		1,488		1,543
Nonresident’s free deposit in Korean won		26,361		41,085
Long-term housing savings deposits		1,429,659		2,061,129
Long-term savings for households		163		190
Preferential savings deposits for workers		143		245
Mutual installment deposits		1,265,869		1,478,299
Mutual installment for housing		755,764		853,392
Trust deposits		3,207,318		3,093,949
Fair value adjustments on valuation of fair value hedged items (current period portion)		(958)		—

		128,626,215		127,455,954

Time deposits in foreign currencies
Time deposits		2,456,599		2,082,865
Installment savings deposits		3,053		4,035
Others		25,297		68,960

		2,484,949		2,155,860
		131,111,164		129,611,814

Certificates of deposits		1,583,047		1,624,278

Total deposits	￦	211,549,121	￦	200,882,064

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

21. Debts

The details of debts as of December 31, 2014 and 2013, consist of:

(In millions of Korean won)	2014		2013
Borrowings	￦	11,908,698	￦	10,767,737
Bonds sold under repurchase agreements and others		1,074,146		685,626
Call money		2,881,656		2,647,968

	￦	15,864,500	￦	14,101,331

The details of borrowings as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	2014		2013
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~1.00	￦	1,002,796	￦	557,998
	Borrowings from the government	KEMCO and others	0.00~5.00		611,378		626,593
	Borrowings from banking institutions	Industrial Bank of Korea and others	1.97~4.04		37,874		61,877
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	0.71~2.70		212,452		142,511
	Other borrowings	The Korea Finance Corporation and others	0.00~7.50		3,980,812		3,527,292

					5,845,312		4,916,271

Borrowings in foreign currencies	Due to banks	Royal Bank of Canada and others	—		3,313		158,180
	Borrowings from banking institutions	Wells Fargo Securities. and others	0.21~1.70		3,522,159		3,831,929
	Other borrowings	The Korea Finance Corporation	0.61~1.36		34,460		3,166
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		2,503,454		1,858,191

					6,063,386		5,851,466

				￦	11,908,698	￦	10,767,737

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The details of bonds sold under repurchase agreements and others as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	2014		2013
Bonds sold under repurchase agreements	Individuals, Groups and Corporations	1.25~3.63	￦	1,019,071	￦	608,156
Bills sold	Counter sale	1.09~2.62		55,075		77,470

			￦	1,074,146	￦	685,626

The details of call money as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	2014		2013
Call money in Korean won	Woori Bank and others	1.83~2.15	￦	1,882,000	￦	1,649,400
Call money in foreign currencies	Central bank Uzbekistan and others	0.10~3.61		999,656		998,568

			￦	2,881,656	￦	2,647,968

Call money and borrowings from financial institutions as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Bank of Korea		Other Banks		Others		Total
Call money	￦	—	￦	1,983,656	￦	898,000	￦	2,881,656
Borrowings		1,277,596		6,131,496		867,674		8,276,766

	￦	1,277,596	￦	8,115,152	￦	1,765,674	￦	11,158,422

(In millions of Korean won)	2013
	Bank of Korea		Other Banks		Others		Total
Call money	￦	1,001	￦	1,970,567	￦	676,400	￦	2,647,968
Borrowings		557,998		5,901,018		630,733		7,089,749

	￦	558,999	￦	7,871,585	￦	1,307,133	￦	9,737,717

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

22. Debentures

The details of debentures as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	Annual Interest rate (%)	2014		2013
Debentures in Korean won
Structured debentures	0.40~8.62	￦	1,239,238	￦	1,499,238
Subordinated fixed rate debentures in Korean won	3.08~8.00		4,761,124		8,648,474
Fixed rate debentures in Korean won	2.11~5.04		18,839,553		12,057,142
Floating rate debentures in Korean won	2.17~2.93		1,133,000		1,505,858

			25,972,915		23,710,712

Fair value adjustments on fair value hedged financial debentures in Korean won
Fair value adjustments on valuation of fair value hedged items (current period portion)			5,733		(31,577)
Fair value adjustments on valuation of fair value hedged items (prior year portion)			48,183		81,369

			53,916		49,792

Discount or premium on debentures in Korean won
Discount on debentures			(43,291)		(16,615)

			25,983,540		23,743,889

Debentures in foreign currencies
Floating rate debentures	0.38~1.48		1,648,175		1,143,360
Fixed rate debentures	0.60~3.63		1,578,980		2,335,059

			3,227,155		3,478,419

Fair value adjustments on fair value hedged debentures in foreign currencies
Fair value adjustments on valuation of fair value hedged items (current period portion)			(10,309)		(42,195)
Fair value adjustments on valuation of fair value hedged items (prior year portion)			10,384		(130,011)

			75		(172,206)

Discount or premium on debentures in foreign currencies
Discount on debentures			(10,064)		(10,568)

			3,217,166		3,295,645

		￦	29,200,706	￦	27,039,534

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The changes in debentures based on face value for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Beginning		Issues		Repayments		Business combination		Others		Ending
Debentures in Korean won
Structured debentures	￦	1,499,238	￦	80,000	￦	(340,000)	￦	—	￦	—	￦	1,239,238
Subordinated fixed rate debentures in Korean won		8,648,474		—		(4,082,350)		195,000		—		4,761,124
Fixed rate debentures in Korean won		12,057,142		40,912,000		(36,674,589)		2,545,000		—		18,839,553
Floating rate debentures in Korean won		1,505,858		353,200		(726,058)		—		—		1,133,000

		23,710,712		41,345,200		(41,822,997)		2,740,000		—		25,972,915

Debentures in foreign currencies
Floating rate debentures		1,143,360		1,084,303		(641,957)		—		62,469		1,648,175
Fixed rate debentures		2,335,059		803,503		(1,633,588)		—		74,006		1,578,980

		3,478,419		1,887,806		(2,275,545)		—		136,475		3,227,155

	￦	27,189,131	￦	43,233,006	￦	(44,098,542)	￦	2,740,000	￦	136,475	￦	29,200,070

(In millions of Korean won)	2013
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	(100,000)	￦	—	￦	—
Structured debentures		1,699,238		100,000		(300,000)		—		1,499,238
Subordinated fixed rate debentures in Korean won		7,921,510		1,000,000		(248,286)		(24,750)		8,648,474
Fixed rate debentures in Korean won		10,145,218		7,716,400		(5,791,683)		(12,793)		12,057,142
Floating rate debentures in Korean won		1,169,158		760,600		(423,900)		—		1,505,858

		21,035,124		9,577,000		(6,863,869)		(37,543)		23,710,712

Debentures in foreign currencies
Floating rate debentures		759,783		537,850		(176,050)		21,777		1,143,360
Fixed rate debentures		2,553,814		657,465		(772,364)		(103,856)		2,335,059

		3,313,597		1,195,315		(948,414)		(82,079)		3,478,419

	￦	24,348,721	￦	10,772,315	￦	(7,812,283)	￦	(119,622)	￦	27,189,131

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

23. Provisions

The details of provisions as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Provisions for unused loan commitments	￦	209,964	￦	226,110
Provisions for acceptances and guarantees		207,927		209,118
Provisions for financial guarantee contracts		2,718		2,699
Provisions for asset retirement obligation		73,442		76,608
Other		120,296		163,538

	￦	614,347	￦	678,073

Provisions for unused loan commitments as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	￦	42,977,471	￦	90,315	0.21
Retail loan commitments		13,886,999		34,927	0.25
Credit line on credit cards		37,584,381		84,722	0.23

	￦	94,448,851	￦	209,964	0.22

(In millions of Korean won)	2013
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	￦	42,446,365	￦	101,455	0.24
Retail loan commitments		13,976,426		38,385	0.27
Credit line on credit cards		37,112,333		86,270	0.23

	￦	93,535,124	￦	226,110	0.24

Provisions for acceptances and guarantees as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	￦	1,098,048	￦	37,507	3.42
Confirmed acceptances and guarantees in foreign currencies		4,061,444		79,966	1.97
Unconfirmed acceptances and guarantees		3,886,332		90,454	2.33

	￦	9,045,824	￦	207,927	2.30

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	￦	1,231,569	￦	42,604	3.46
Confirmed acceptances and guarantees in foreign currencies		4,532,036		96,077	2.12
Unconfirmed acceptances and guarantees		4,041,087		70,437	1.74

	￦	9,804,692	￦	209,118	2.13

The changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
Beginning	￦	226,110	￦	209,118	￦	435,228
Effects of changes in foreign exchange rate		548		3,358		3,906
Provision(reversal)		(16,694)		(4,549)		(21,243)

Ending	￦	209,964	￦	207,927	￦	417,891

(In millions of Korean won)	2013
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
Beginning	￦	236,026	￦	208,753	￦	444,779
Effects of changes in foreign exchange rate		(164)		(961)		(1,125)
Provision(reversal)		(9,752)		1,326		(8,426)

Ending	￦	226,110	￦	209,118	￦	435,228

The changes in provisions for financial guarantee contracts for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Beginning	￦	2,699	￦	7,383
Provision(reversal)		19		(4,684)

Ending	￦	2,718	￦	2,699

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2014 and 2013

The changes in provisions for asset retirement obligation for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Beginning	￦	76,608	￦	65,226
Provision		5,231		3,334
Reversal		(6,047)		(226)
Used		(5,701)		(2,475)
Unwinding of discount		2,936		2,203
Effects of changes in discount rate		70		7,908
Business combination		345		638

Ending	￦	73,442	￦	76,608

Provisions for asset retirement obligations are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

The details of other provisions as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Membership rewards program	￦	11,274	￦	5,402
Dormant accounts		33,996		16,839
Litigations		24,506		23,455
Others		50,520		117,842

	￦	120,296	￦	163,538

The changes in other provisions for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	￦	5,402	￦	16,839	￦	23,455	￦	117,842	￦	163,538
Increase		21,442		49,040		2,965		3,352		76,799
Decrease		(15,570)		(31,883)		(1,914)		(70,947)		(120,314)
Business combination		—		—		—		273		273

Ending	￦	11,274	￦	33,996	￦	24,506	￦	50,520	￦	120,296

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)
	2013
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	￦	11,108	￦	16,028	￦	21,215	￦	103,990	￦	152,341
Increase		13,473		10,596		4,800		18,026		46,895
Decrease		(19,179)		(9,785)		(2,560)		(4,174)		(35,698)

Ending	￦	5,402	￦	16,839	￦	23,455	￦	117,842	￦	163,538

24. Net Defined benefit liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The defined benefit liability recognized in the statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation methods.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income (loss).

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The changes in the net defined benefit liabilities for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	985,195	￦	(920,722)	￦	64,473
Current service cost		163,997		—		163,997
Interest cost (income)		39,208		(36,545)		2,663
Past service cost		11		—		11
Remeasurements
Actuarial gains and losses by changes in demographic assumptions		(36)		—		(36)
Actuarial gains and losses by changes in financial assumptions		112,550		—		112,550
Actuarial gains and losses by experience adjustments		6,303		—		6,303
Return on plan assets (excluding amounts included in interest income)		—		12,576		12,576
Contributions		—		(288,212)		(288,212)
Payments from plans (settlement)		(43,108)		43,054		(54)
Payments from the Group		(3,567)		—		(3,567)
Transfer in		3,788		(3,788)		—
Transfers out		(3,788)		3,661		(127)
Effect of exchange rate changes		(27)		—		(27)
Business combination		10,552		(5,418)		5,134

Ending	￦	1,271,078	￦	(1,195,394)	￦	75,684

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	942,333	￦	(858,610)	￦	83,723
Current service cost		172,857		—		172,857
Interest cost (income)		33,282		(30,321)		2,961
Past service cost		1,005		—		1,005
Gain or loss on settlement		(4,244)		—		(4,244)
Remeasurements
Actuarial gains and losses by changes in demographic assumptions		563		—		563
Actuarial gains and losses by changes in financial assumptions		(62,793)		—		(62,793)
Actuarial gains and losses by experience adjustments		7,066		—		7,066
Return on plan assets (excluding amounts included in interest income)		—		1,096		1,096
Contributions		—		(132,870)		(132,870)
Payments from plans (settlement)		(65,493)		65,212		(281)
Payments from plans (benefit payments)		(34,814)		34,772		(42)
Payments from the Group		(4,590)		—		(4,590)
Transfer in		2,551		(2,315)		236
Transfers out		(2,551)		2,314		(237)
Effect of exchange rate changes		(94)		—		(94)
Business combination		117		—		117

Ending	￦	985,195	￦	(920,722)	￦	64,473

The details of the net defined benefit liabilities as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Present value of defined benefit obligation	￦	1,271,078	￦	985,195
Fair value of plan assets		(1,195,394)		(920,722)

Net Defined benefit liabilities	￦	75,684	￦	64,473

The details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Current service cost	￦	163,997	￦	172,857
Past service cost		11		1,005
Gain or loss on settlement		—		(4,244)
Net interest expenses of net defined benefit liabilities		2,663		2,961

Post-employment benefits[1]	￦	166,671	￦	172,579

[1]	Post-employment benefits amounting to ￦971 million and ￦1,471 million for the years ended December 31, 2014 and 2013, respectively, are recognized as other operating expense in the statements of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Remeasurements of the net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Remeasurements
Return on plan assets (excluding amounts included in interest income)	￦	(12,576)	￦	(1,096)
Actuarial gains and losses		(118,817)		55,165
Income tax effects		31,799		(13,085)

Remeasurements after income tax	￦	(99,594)	￦	40,984

The details of fair value of plan assets as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	￦	—	￦	1,195,394	￦	1,195,394

	￦	—	￦	1,195,394	￦	1,195,394

(In millions of Korean won)	2013
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	￦	—	￦	915,584	￦	915,584
Repurchase agreements		—		5,138		5,138

	￦	—	￦	920,722	￦	920,722

Key actuarial assumptions used as of December 31, 2014 and 2013, are as follows:

	2014	2013
Discount rate (%)	2.20 ~ 3.10	2.90 ~ 4.00
Salary increase rate (%)	0.00 ~ 8.50	0.00 ~ 8.90
Turnover (%)	0.00 ~ 32.00	0.00 ~ 32.00

Mortality assumptions are based on the 7th experience-based mortality table (retirement pension) of Korea Insurance Development Institute of 2012.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions as of December 31, 2014, is as follows:

Effect on net defined benefit obligation
	Changes in principal assumption	Increase in principal assumption	Decrease in principal assumption
Discount rate (%)	0.5 p.	4.49 decrease	4.77 increase
Salary increase rate (%)	0.5 p.	4.39 increase	4.27 decrease
Turnover (%)	0.5 p.	0.53 decrease	0.42 increase

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

Expected maturity analysis of undiscounted pension benefits as of December 31, 2014, is as follows:

(In millions of Korean won)	Up to 1 year		1~2 years		2~5 years		5~10 years		Over 10 years		Total
Pension benefits	￦	26,981	￦	87,525	￦	326,571	￦	902,146	￦	1,188,644	￦	2,531,867

The weighted average duration of the defined benefit obligation is 1.0 ~ 14.4 years.

Expected contribution to plan assets for periods after December 31, 2014, is estimated to be \195,236 million.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

25. Other liabilities

The details of other liabilities as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Other financial liabilities
Other payables	￦	4,712,587	￦	4,582,344
Prepaid card and debit card		19,578		18,527
Accrued expenses		3,123,144		4,053,809
Financial guarantee liabilities		13,237		11,797
Deposits for letter of guarantees and others		351,041		108,786
Domestic exchange settlement credits		128,739		998,928
Foreign exchanges settlement credits		69,440		83,237
Borrowings from other business account		40,383		7,911
Other payables from trust accounts		2,548,577		2,423,675
Liability Incurred by agency relationship		505,664		532,157
Account for agency businesses		340,062		384,921
Dividend payables		477		485
Other payables from factored receivables		37,734		42,924
Others		28,157		13,413

		11,918,820		13,262,914

Other non-financial liabilities
Other payables		72,370		44,982
Unearned revenue		154,066		123,033
Accrued expenses		208,226		191,513
Deferred revenue on credit card points		115,658		117,659
Withholding taxes		106,291		111,975
Insurance liabilities		6,265,198		5,599,043
Separate account liabilities		698,832		702,757
Others		57,741		82,353

		7,678,382		6,973,315

	￦	19,597,202	￦	20,236,229

26. Equity

26.1 Capital Stock

The details of outstanding shares of the Parent Company as of December 31, 2014 and 2013, are as follows:

	Ordinary shares
	2014		2013
Number of shares authorized		1,000,000,000		1,000,000,000
Number of shares		386,351,693		386,351,693
Par value per share	￦	5,000	￦	5,000
Share capital stock[1]	￦	1,931,758	￦	1,931,758

[1]	In millions of Korean won.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

26.2 Capital surplus

The details of capital surplus as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Share premium	￦	12,226,596	￦	12,226,596
Loss on sale of treasury shares		(568,544)		(568,544)
Other capital surplus		4,196,458		4,196,553

	￦	15,854,510	￦	15,854,605

26.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Remeasurements of net defined benefit liabilities	￦	(110,814)	￦	(12,523)
Exchange differences on translating foreign operations		(12,153)		(29,433)
Change in value of available-for-sale financial assets		680,900		430,976
Change in value of held-to-maturity financial assets		3,823		4,904
Shares of other comprehensive income of associates		(89,303)		(57,097)
Cash flow hedges		(10,774)		(515)

	￦	461,679	￦	336,312

26.4 Retained earnings

The details of retained earnings as of December 31, 2014 and 2013, consist of:

(In millions of Korean won)	2014		2013
Legal reserves[1]	￦	208,221	￦	188,638
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		7,876,924		6,359,518

	￦	9,067,145	￦	7,530,156

[1]	With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

The details of the regulatory reserve for credit losses as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	￦	2,456,352	￦	2,279,905
Non-controlling interests		16,808		—

	￦	2,473,160	￦	2,279,905

The adjustments to the regulatory reserve for credit losses as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won, except earnings per share)	2014		2013
Provision(reversal) of regulatory reserve for credit losses[1]	￦	167,694	￦	133,755
Adjusted profit after provision(reversal) of regulatory reserve for credit losses[2]		1,233,028		1,137,747
Adjusted basic earnings per share after provision (reversal) of regulatory reserve for credit losses[2]		3,191		2,945
Adjusted diluted earnings per share after provision (reversal) of regulatory reserve for credit losses[2]		3,178		2,932

[1]	Excluding the ￦8,753 million increase in regulatory reserve for credit losses due to the business combination of KB Capital Co., Ltd.
[2]	Adjusted profit after provision(reversal) of regulatory reserve for credit losses is not in accordance with K-IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

27. Net Interest Income

The details of interest income and interest expense for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Interest income
Due from financial institutions	￦	190,302	￦	146,105
Loans		10,168,304		10,778,258
Financial investments
Available-for-sale financial assets		571,755		694,218
Held-to-maturity financial assets		548,361		574,586
Other		156,574		163,763

		11,635,296		12,356,930

Interest expenses
Deposits		3,845,468		4,279,153
Debts		265,773		289,652
Debentures		1,032,111		1,190,446
Other		76,169		74,847

		5,219,521		5,834,098

Net interest income	￦	6,415,775	￦	6,522,832

Interest income recognized on impaired loans is ￦ 108,968 million (2013: ￦ 127,120 million) for the year ended December 31, 2014. Interest income recognized on impaired financial investments is ￦ 242 million (2013: ￦ 569 million) for the year ended December 31, 2014.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

28. Net Fee and Commission income

The details of fee and commission income, and fee and commission expense for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Fee and commission income
Banking activity fees	￦	167,452	￦	167,507
Lending activity fees		74,133		90,413
Credit card related fees and commissions		1,106,601		1,126,944
Debit card related fees and commissions		291,723		255,742
Agent activity fees		158,022		207,036
Trust and other fiduciary fees		230,839		160,521
Fund management related fees		89,264		93,494
Guarantee fees		29,811		34,173
Foreign currency related fees		96,018		102,047
Commissions from transfer agent services		148,583		177,793
Other business account commission on consignment		25,311		29,799
Securities brokerage fees		68,249		68,158
Lease fee		16,050		—
Other		164,129		143,738

		2,666,185		2,657,365

Fee and commission expense
Trading activity related fees[1]		7,938		9,358
Lending activity fees		9,958		18,791
Credit card related fees and commissions		979,913		934,114
Outsourcing related fees		76,604		74,516
Foreign currency related fees		12,812		12,561
Management fees of written-off loans		9,853		4,065
Other		186,378		124,721

		1,283,456		1,178,126

Net fee and commission income	￦	1,382,729	￦	1,479,239

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

29. Net gains or losses on financial assets/liabilities at fair value through profit or loss

29.1 Net gains or losses on financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	471,048	￦	340,601
Equity securities		68,024		109,698

		539,072		450,299

Derivatives held for trading
Interest rate		1,327,839		1,090,262
Currency		1,919,287		2,524,173
Stock or stock index		153,863		218,509
Commodity		568		1,336
Other		6,894		20,825

		3,408,451		3,855,105

Financial liabilities held for trading		35,645		95,382

Other financial instruments		47		70

	￦	3,983,215	￦	4,400,856

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	38,888	￦	118,362
Equity securities		85,808		81,733

		124,696		200,095

Derivatives held for trading
Interest rate		1,411,540		1,076,647
Currency		1,796,605		2,007,454
Stock or stock index		101,267		224,019
Commodity		547		182
Other		841		2,343

		3,310,800		3,310,645

Financial liabilities held for trading		97,621		110,114

Other financial instruments		50		29

	￦	3,533,167	￦	3,620,883

Net gains or losses on financial instruments held for trading	￦	450,048	￦	779,973

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

29.2 Net gains or losses on financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	￦	28,496	￦	23,760
Financial liabilities designated at fair value through profit or loss		34,468		20,846

		62,964		44,606

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		22,521		14,754
Financial liabilities designated at fair value through profit or loss		51,293		53,003

		73,814		67,757

Net gains or losses on financial instruments designated at fair value through profit or loss	￦	(10,850)	￦	(23,151)

30. Other operating income and expenses

The details of other operating income and expenses for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014	2013
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	—	867
Gains on sale of available-for-sale financial assets	91,925	189,011
Reversal for Impairment on available-for-sale financial assets	260	—

	92,185	189,878

Revenue related to available-for-sale held-to-maturity investments
Gains on sale of available-for- sale held-to-maturity investments	1,668	—

	1,668	—

Gains on foreign exchange transactions	1,490,797	1,387,450
Income related to insurance	1,215,031	1,233,773
Dividend income	78,298	64,441
Others	221,745	261,886

	3,099,724	3,137,428

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		7		65
Loss on sale of available-for-sale financial assets		7,381		25,157
Impairment on available-for-sale financial assets		195,929		163,464

		203,317		188,686

Expense related to held-to-maturity financial assets
Impairment on held-to-maturity financial assets		—		5

		—		5

Loss on foreign exchanges transactions		1,456,918		1,667,335
Expense related to insurance		1,352,384		1,358,830
Others		1,128,014		1,227,337

		4,140,633		4,442,193

Net other operating income (expenses)	￦	(1,040,909)	￦	(1,304,765)

31. General and administrative expenses

31.1 General and administrative expenses

The details of general and administrative expenses for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Employee Benefits
Salaries and short-term employee benefits - salaries	￦	1,700,120	￦	1,641,326
Salaries and short-term employee benefits - others		706,309		677,107
Post-employment benefits - defined benefit plans		165,700		171,108
Post-employment benefits - defined contribution plans		8,821		7,094
Termination benefits		1,124		19,714
Share-based payments		11,422		17,289

		2,593,496		2,533,638

Depreciation and amortization		261,056		286,756

Other general and administrative expenses
Rental expense		297,656		290,886
Tax and dues		150,443		141,274
Communication		38,661		55,549
Electricity and utilities		27,988		26,315
Publication		19,642		19,259
Repairs and maintenance		16,892		14,615
Vehicle		11,579		11,816
Travel		5,489		5,722
Training		17,362		19,498
Service fees		106,403		104,210
Others		463,027		474,026

		1,155,142		1,163,170

	￦	4,009,694	￦	3,983,564

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

31.2 Share-based payments

31.2.1 Share options

The details of the share options as of December 31, 2014, are as follows:

(In number of shares)
	Grant date	Exercise period (Years)	Granted shares[1]	Vesting conditions
Series 22	2007.02.08	8	855,000	Service period: 1, 3 years
Series 23	2007.03.23	8	30,000	Service period: 3 years

			885,000

[1]	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.

The changes in the number of granted share options and the weighted average exercise price for the years ended December 31, 2014 and 2013, are as follows:

(In Korean won, except shares)
	2014
	Number of granted shares						Number of exercisable	Exercise price per	Remaining contractual
	Beginning		Expired		Ending		shares	share	life(Years)
Series 19		751,651		751,651		—	—	—	—
Series 20		25,613		25,613		—	—	—	—
Series 21		18,987		18,987		—	—	—	—
Series 22		657,498		—		657,498	657,498	77,100	0.11
Series 23		15,246		—		15,246	15,246	84,500	0.22

		1,468,995		796,251		672,744	672,744

Weighted average exercise price	￦	77,235	￦	77,207	￦	77,268	￦ 77,268

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In Korean won, except shares)
	2013
	Number of granted shares						Number of exercisable	Exercise price per	Remaining contractual
	Beginning		Expired		Ending		shares	share	life(Years)
Series 15-1		125,362		125,362		—	—	—	—
Series 15-2		440,928		440,928		—	—	—	—
Series 17		29,441		29,441		—	—	—	—
Series 18		7,212		7,212		—	—	—	—
Series 19		751,651		—		751,651	751,651	77,063	0.23
Series 20		25,613		—		25,613	25,613	81,900	0.32
Series 21		18,987		—		18,987	18,987	76,600	0.82
Series 22		657,498		—		657,498	657,498	77,100	1.11
Series 23		15,246		—		15,246	15,246	84,500	1.22

		2,071,938		602,943		1,468,995	1,468,995

Weighted average exercise price	￦	68,909	￦	48,625	￦	77,235	￦ 77,235

The fair value of each option granted is estimated using a Black-Scholes option pricing model based on the assumptions in the table below:

(In Korean won)
	Share price		Weighted average exercise price		Expected volatility (%)	Option’s expected life (Years)	Expected dividends		Risk free interest rate (%)	Fair value
Series 22 (Directors)	￦	38,200	￦	77,100	11.15	0.05	￦	32	2.07	—
Series 22 (Employees)		38,200		77,100	11.15	0.05		32	2.07	—
Series 23 (Non-executive directors)		38,200		84,500	8.01	0.11		67	2.07	—

The option’s expected life is separately estimated for employees and directors using actual historical behavior and projected future behavior to reflect the effects of expected early exercise. Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the option. To reflect the changes in exercise price which is indexed to the sum of the major competitors’ total market capitalization, cross volatility is used in calculating the expected volatility.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

31.2.2 Share Grants

The Group changed the scheme of share-based payment from share options to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of the share grants as of December 31, 2014, are as follows:

(In number of shares) Share grants	Grant date	Number of granted shares[1]	Vesting conditions
(KB Financial Group Inc.)
Series 4	2010.07.13	180,707	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,3]
Series 8	2012.01.01	13,471	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,4]
Series 9	2013.07.17	82,699	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,4]
Series 10	2014.01.01	37,732	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,4]
Series 11	2013.07.13	69,892	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,3]
Deferred grant in 2010	—	6,583	Satisfied
Deferred grant in 2011	—	1,435	Satisfied
Deferred grant in 2012	—	7,975	Satisfied
Deferred grant in 2013	—	2,617	Satisfied

		403,111

(Kookmin Bank)
Series 41	2012.08.02	23,521	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,5]
Series 43	2012.11.26	13,918	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,5]
Series 44	2013.01.01	17,242	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,5]
Series 45	2013.01.01	9,698	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,5]
Series 46	2013.01.01	103,440	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,5]
Series 48	2013.07.23	74,666	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Series 49	2013.07.24	101,828	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 50	2013.07.24	82,926	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 51	2013.07.25	9,899	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 52	2013.08.01	10,278	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 53	2013.07.19	69,256	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,7]
Series 54	2013.07.23	26,689	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,7]
Series 55	2014.01.03	11,060	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,8]
Series 56	2013.12.30	17,798	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 57	2014.01.01	44,265	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 58	2014.01.01	78,700	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 59	2014.08.26	9,106	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Deferred grant in 2010	—	171	Satisfied
Deferred grant in 2011	—	8,454	Satisfied
Deferred grant in 2012	—	31,348	Satisfied
Deferred grant in 2013	—	92,316	Satisfied

		836,579

(Other subsidiaries)
Share granted in 2010		3,485	Services fulfillment, Achievements of targets on the basis of market and non-market performance [9]
Share granted in 2011		7,648	Services fulfillment, Achievements of targets on the basis of market and non-market performance [9]
Share granted in 2012		63,976	Services fulfillment, Achievements of targets on the basis of market and non-market performance [9]

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Share granted in 2013	104,394	Services fulfillment, Achievements of targets on the basis of market and non-market performance[9]
Share granted in 2014	82,759	Services fulfillment, Achievements of targets on the basis of market and non-market performance [9]

	262,262

	1,501,952

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]	Certain portion of the granted shares is compensated over a maximum period of three years.
[3]	The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted EPS and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of the targeted Value-up Index, targeted financial results of the Company and its subsidiaries (Group) and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted EPS and qualitative indicators, respectively.
[4]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted Value-up Index, targeted financial results of the Company and its subsidiaries (Group) and the targeted relative TSR, respectively. However, 50% and 50% of certain granted shares will be compensated based on the accomplishment of the targeted Value-up Index and the accomplishment of targeted relative TSR.
[5]	The 40%, 30% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted Value-up Index and the targeted financial results of the Bank, respectively.
[6]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted financial results of the Bank, the targeted relative TSR and the targeted Value-up Index, respectively. However, as for certain number of shares, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted Value-up Index.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

[7]	The 30%, 45% and 25% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the ROA and the growth rate of total assets, respectively.
[8]	The number of granted shares to be compensated is not linked to performance, but fixed.
[9]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted Value-up Index, the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated is determined based on the accomplishment of the respective subsidiaries’ performance and the accomplishment of the targeted relative TSR, respectively. The 40%, 30% and 30% of the number of certain granted shares to be compensated is determined based on the accomplishment of the targeted Value-up Index, the respective subsidiaries’ performance and the targeted relative TSR, respectively.

The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The details of share grants linked to short-term performance as of December 31, 2014, are as follows:

	Grant date	Number of vested shares[1]	Vesting Conditions
(KB Financial Group Inc.)
Share granted in 2010	2010.01.01	322	Satisfied
Share granted in 2011	2011.01.01	7,295	Satisfied
Share granted in 2012	2012.01.01	15,782	Satisfied
Share granted in 2013	2013.01.01	16,560	Satisfied
Share granted in 2014	2014.01.01	25,174	Proportion to service period
(Kookmin Bank)
Share granted in 2010	2010.01.01	363	Satisfied
Share granted in 2011	2011.01.01	46,845	Satisfied
Share granted in 2012	2012.01.01	103,177	Satisfied
Share granted in 2013	2013.01.01	102,343	Satisfied
Share granted in 2014	2014.01.01	173,132	Proportion to service period
(Other subsidiaries)
Share granted in 2013	2013.01.01	9,823	Satisfied
Share granted in 2014	2014.01.01	28,149	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance.

The share grants are settled over three years.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2014, are as follows:

	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
(KB Financial Group Inc.)
Series 4	0.00~1.53	2.07	—	35,315~36,425
Series 4-1	0.00~1.53	2.07	—	35,315~36,425
Series 4-2	0.00~1.00	2.07	—	36,389~40,662
Series 8	0.00~2.00	2.07	—	36,389~40,662
Series 9	0.00~3.00	2.07	38,617	36,389~38,111
Series 9-1	0.00~3.00	2.07	39,437	36,389~38,111
Series 9-2	1.00~4.00	2.07	33,363	35,653~36,835
Series 9-3	0.00~3.00	2.07	39,223	36,389~38,111
Series 9-4	0.00~3.00	2.07	37,036	36,389~38,111
Series 10	0.00~3.00	2.07	38,617	36,389~38,111
Series 10-1	1.00~4.00	2.07	32,645	35,653~36,835
Series 10-2	1.00~4.00	2.07	33,110	35,653~36,835
Series 11	1.53~4.53	2.08	35,335	36,639~36,858
Deferred grant in 2010	0.00~1.00	2.07	—	36,389~38,111

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Deferred grant in 2011	0.00~2.00	2.07	—	36,389~38,111
Deferred grant in 2012	0.00~2.00	2.07	—	36,389~38,111
Deferred grant in 2013	0.00~2.00	2.07	—	36,389~38,111
(Kookmin Bank)
Series 41-1	0.00~3.00	2.07	—	36,389~38,111
Series 41-2	0.00~3.00	2.07	—	36,389~38,111
Series 43	0.00~3.00	2.07	—	36,389~38,111
Series 44	0.00~2.00	2.07	—	36,389~40,662
Series 45	0.00~3.00	2.07	—	36,389~38,111
Series 46	0.00~3.00	2.07	—	36,389~38,111
Series 48	0.56~4.00	2.07	35,029	36,389~36,835
Series 48-1	0.00~3.00	2.07	36,734	36,389~38,111
Series 48-2	0.00~3.00	2.07	38,617	36,389~38,111
Series 49	0.56~4.00	2.07	34,972	36,389~36,835
Series 49-1	0.65~4.00	2.07	34,906	36,389~36,835
Series 49-2	0.00~3.00	2.07	38,617	36,389~38,111
Series 50	0.56~4.00	2.07	34,972	36,389~36,835
Series 50-1	0.00~3.00	2.07	38,617	36,389~38,111
Series 51	0.00~3.00	2.07	38,617	36,389~38,111
Series 52	0.58~4.00	2.07	34,977	36,389~36,835
Series 53	0.00~2.68	2.07	38,284	36,317~40,991
Series 54	0.00~3.00	2.07	38,617	36,389~38,111
Series 55	2.01~5.01	2.08	—	36,551~37,053
Series 56	0.00~3.00	2.07	32,595	36,389~36,835
Series 56-1	0.00~3.00	2.07	36,854	36,389~38,111
Series 57	1.00~4.00	2.07	32,645	36,389~36,835
Series 57-1	0.00~3.00	2.07	38,617	36,389~38,111
Series 58	1.00~4.00	2.07	32,645	36,389~36,835
Series 59	0.00~3.00	2.07	38,617	36,389~38,111
Grant deferred in 2012	0.00~1.00	2.07	—	36,389~38,111
Grant deferred in 2013	0.00~2.00	2.07	—	36,205~38,111
(Other subsidiaries)
Share granted in 2012	0.00~0.54	2.07	0~21,928	35,968~38,617
Share granted in 2013	0.00~1.75	2.07~2.08	0~33,505	35,115~40,662
Share granted in 2014	1.00~2.67	2.07~2.10	30,801~33,312	34,676~36,835
Linked to short-term performance
(KB Financial Group Inc.)
Share granted in 2012	0.00~1.00	2.07	—	36,389~40,662
Share granted in 2013	0.00~2.00	2.07	—	36,389~38,111
Share granted in 2014	1.00~3.00	2.07	—	36,389~36,684
(Kookmin Bank)
Share granted in 2012	0.00~1.00	2.07	—	36,389~38,111
Share granted in 2013	0.00~2.00	2.07	—	36,389~38,111
Share granted in 2014	1.00~3.00	2.07	—	36,389~38,111
(Other subsidiaries)
Share granted in 2013	0.00~2.00	2.07	—	36,389~38,111
Share granted in 2014	2.00~4.00	2.07	—	36,498~36,835

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price of December 31, 2014, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate.

As of December 31, 2014 and 2013, the accrued expenses related to share-based payments including share options and share grants amounted to ￦48,734 million and ￦48,423 million, respectively, and the compensation costs from share options and share grants amounting to ￦11,422 million and ￦17,289 million were incurred during the years ended December 31, 2014 and 2013, respectively. There is no intrinsic value of the vested share options as of December 31, 2014 and 2013.

32. Other non-operating income and expenses

The details of other non-operating income and expenses for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Other non-operating income
Gains of disposal in property and equipment	￦	491	￦	819
Rent received		10,035		8,615
Others		62,041		101,848

		72,567		111,282

Other non-operating expenses
Losses of disposal in property and equipment		1,297		928
Donation		52,330		59,760
Restoration cost		2,242		909
Others		87,824		61,994

		143,693		123,591

Net other non-operating income (expense)	￦	(71,126)	￦	(12,309)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

33. Income tax expenses

Income tax expense for the years ended December 31, 2014 and 2013, consist of:

(In millions of Korean won)	2014		2013
Tax payable
Current tax expense	￦	512,536	￦	569,449
Adjustments recognized in the period for current tax of prior years		(11,721)		75,938
Changes in deferred income tax assets (liabilities)		31,255		(89,477)
Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		31,386		(13,085)
Change in value of available-for-sale financial assets		(79,473)		7,942
Change in value of held-to-maturity financial assets		198		(1,787)
Share of other comprehensive income of associates		(6)		9
Cash flow hedges		2,619		(618)
Others		(480)		(7,778)

Tax expense	￦	486,314	￦	540,593

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2014 and 2013, follows:

(In millions of Korean won)	2014		2013
Net profit before income tax	￦	1,901,425	￦	1,815,291

Tax at the applicable tax rate[1]		459,683		438,838
Non-taxable income		(11,171)		(17,716)
Non-deductible expense		14,916		33,489
Tax credit and tax exemption		(1,192)		(1,417)
Temporary difference for which no deferred tax is recognized		24,682		47,138
Deferred tax relating to changes in recognition and measurement		(1,593)		2,828
Income tax refund for tax of prior years		(6,654)		30,329
Income tax expense of overseas branch		6,202		4,796
Effects from change in tax rate		1,642		(871)
Others		(201)		3,179

Tax expense	￦	486,314	￦	540,593

Average effective tax rate (Income tax expense / Profit before tax) (%)		25.58		29.78

[1]	Applicable income tax rate for ￦200 million and below is 11%, for ￦200 million to ￦20 billion is 22% and for over ￦20 billion is 24.2% as of December 31, 2014 and 2013.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The details of current tax assets (income tax refund receivables) and current tax liabilities (income tax payables), as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
Income tax refund receivables[1]	￦	(693,018)	￦	693,018	￦	—
Income tax payables		924,925		(693,018)		231,907

(In millions of Korean won)	2013
	Tax payables (receivables) before offsetting		Offsetting		Tax payables (receivables) after offsetting
Income tax refund receivables[1,2]	￦	(99,524)	￦	82,057	￦	(17,467)
Income tax payables		293,320		(82,057)		211,263

[1]	Excludes current tax assets of ￦306,313 million (2013: ￦329,443 million) by uncertain tax position, which do not qualify for offsetting.
[2]	Prepaid income tax expenses amounting to ￦17,467 million for KB Life Insurance Co.,Ltd, which separately paid tax in 2013, were reclassified from other assets into current income tax assets.

34. Dividends

The dividends paid to the shareholders of the Parent Company in 2014 and 2013 were ￦193,176 million (￦500 per share) and ￦231,811 million (￦600 per share), respectively. The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2014, of ￦780 per share, amounting to total dividends of ￦301,354 million, is to be proposed at the annual general shareholders’ meeting on March 27, 2015. The Group’s consolidated financial statements as of December 31, 2014, do not reflect this dividend payable.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

35. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	￦	(12,523)	￦	(129,677)	￦	—	￦	31,386	￦	(110,814)
Exchange differences on translating foreign operations		(29,433)		17,280		—		—		(12,153)
Change in value of available-for-sale financial assets		430,976		403,828		(74,431)		(79,473)		680,900
Change in value of held-to-maturity financial assets		4,904		(1,276)		(3)		198		3,823
Shares of other comprehensive income of associates		(57,097)		(32,448)		248		(6)		(89,303)
Cash flow hedges		(515)		(7,452)		(5,426)		2,619		(10,774)

	￦	336,312	￦	250,255	￦	(79,612)	￦	(45,276)	￦	461,679

(In millions of Korean won)	2013
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	￦	(53,507)	￦	54,069	￦	—	￦	(13,085)	￦	(12,523)
Exchange differences on translating foreign operations		(27,061)		(2,372)		—		—		(29,433)
Change in value of available-for-sale financial assets		426,354		198,798		(202,118)		7,942		430,976
Change in value of held-to-maturity financial assets		(1,225)		1,005		6,911		(1,787)		4,904
Shares of other comprehensive income of associates		(47,286)		(9,765)		(55)		9		(57,097)
Cash flow hedges		(2,133)		(2,991)		5,227		(618)		(515)

	￦	295,142	￦	238,744	￦	(190,035)	￦	(7,539)	￦	336,312

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

36. Earnings per share

36.1 Basic earnings per share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, during the years ended December 31, 2014 and 2013.

Weighted average number of ordinary shares outstanding:

(In number of shares)	2014
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
Beginning (A)	386,351,693	365	141,018,367,945

Weighted average number of ordinary shares outstanding [(B) =(A)/365]			386,351,693

(In number of shares)	2013
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
Beginning (A)	386,351,693	365	141,018,367,945

Weighted average number of ordinary shares outstanding [(B) =(A)/365]			386,351,693

Basic earnings per share:

(in Korean won and in number of shares)	2014
Profit attributable to ordinary shares (C)	￦	1,400,722,065,239
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share [(E)=(C)/(D)]	￦	3,626

(in Korean won and in number of shares)	2013
Profit attributable to ordinary shares (C)	￦	1,271,502,597,550
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share [(E)=(C)/(D)]	￦	3,291

36.2 Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include share grants.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

Adjusted profit for diluted earnings per share:

(In Korean won)	2014
Profit attributable to ordinary shares	￦	1,400,722,065,239
Adjustment		—

Adjusted profit for diluted earnings per share	￦	1,400,722,065,239

(In Korean won)	2013
Profit attributable to ordinary shares	￦	1,271,502,597,550
Adjustment		—

Adjusted profit for diluted earnings per share	￦	1,271,502,597,550

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(in number of shares)	2014	2013
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693
Adjustment
Share grants	1,589,706	1,639,306
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,941,399	387,990,999

Diluted earnings per share:

(in Korean won and in number of shares)	2014
Adjusted profit for diluted earnings per share	￦	1,400,722,065,239
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,941,399
Diluted earnings per share	￦	3,611

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(in Korean won and in number of shares)	2013
Adjusted profit for diluted earnings per share	￦	1,271,502,597,550
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,990,999
Diluted earnings per share	￦	3,277

37. Insurance Contracts

37.1 Insurance liabilities

The details of insurance liabilities presented within other liabilities as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Individual insurance
Pure Endowment insurance	￦	4,334,823	￦	3,861,364
Death insurance		112,858		85,123
Joint insurance		1,800,468		1,634,590
Group insurance		1,417		1,339
Other		15,632		16,627

	￦	6,265,198	￦	5,599,043

The changes in insurance liabilities for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Individual insurance						Group insurance		Others[1]		Total
	Pure Endowment insurance		Death insurance		Joint insurance
Beginning	￦	3,861,364	￦	85,123	￦	1,634,590	￦	1,339	￦	16,627	￦	5,599,043
Provision(Reversal)		473,459		27,735		165,878		78		(995)		666,155

Ending	￦	4,334,823	￦	112,858	￦	1,800,468	￦	1,417	￦	15,632	￦	6,265,198

(In millions of Korean won)	2013
	Individual insurance						Group insurance		Others[1]		Total
	Pure Endowment insurance		Death insurance		Joint insurance
Beginning	￦	3,281,701	￦	63,821	￦	1,470,755	￦	1,285	￦	19,604	￦	4,837,166
Provision(Reversal)		579,663		21,302		163,835		54		(2,977)		761,877

Ending	￦	3,861,364	￦	85,123	￦	1,634,590	￦	1,339	￦	16,627	￦	5,599,043

[1]	Consists of policyholders’ profit dividend reserve, reserve for compensation for losses on dividend-paying insurance contracts and others.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

37.2 Insurance assets

The details of insurance assets presented within other assets as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Reinsurance assets	￦	4,482	￦	5,245
Deferred acquisition costs		123,011		151,909

	￦	127,493	￦	157,154

The changes in reinsurance assets for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Beginning	￦	5,245	￦	3,751
Increase (decrease)		(763)		1,494

Ending	￦	4,482	￦	5,245

The changes in deferred acquisition costs for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Beginning	￦	151,909	￦	151,925
Increase		52,386		102,702
Amortization		(81,284)		(102,718)

Ending	￦	123,011	￦	151,909

37.3 Insurance premiums and reinsurance

The details of insurance premiums for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	￦	756,697	￦	55,035	￦	350,076	￦	5,271	￦	37,481	￦	1,204,560
Reinsurance premiums paid		(502)		(2,674)		(306)		(2,366)		(7,072)		(12,920)

Net premiums earned	￦	756,195	￦	52,361	￦	349,770	￦	2,905	￦	30,409	￦	1,191,640

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	￦	795,031	￦	41,389	￦	336,540	￦	5,019	￦	42,474	￦	1,220,453
Reinsurance premiums paid		(480)		(3,854)		(278)		(2,177)		(7,302)		(14,091)

Net premiums earned	￦	794,551	￦	37,535	￦	336,262	￦	2,842	￦	35,172	￦	1,206,362

The details of reinsurance transactions for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
Individual	￦	3,482	￦	2,461	￦	555	￦	3,016
Group		2,366		2,652		47		2,699
Others		7,072		4,756		—		4,756

	￦	12,920	￦	9,869	￦	602	￦	10,471

(In millions of Korean won)	2013
	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
Individual	￦	4,612	￦	3,850	￦	466	￦	4,316
Group		2,177		2,124		220		2,344
Others		7,302		6,660		—		6,660

	￦	14,091	￦	12,634	￦	686	￦	13,320

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Insurance expenses for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	￦	6,078	￦	3,006	￦	10,837	￦	5,006	￦	4,757	￦	29,684
Dividend expense		417		21		—		—		—		438
Refund expense		346,740		7,588		201,029		238		—		555,595
Provision(Reversal)		473,459		27,735		165,878		78		(995)		666,155

		826,694		38,350		377,744		5,322		3,762		1,251,872

Reinsurance claims		(202)		(2,205)		(55)		(2,651)		(4,756)		(9,869)

Net insurance expense	￦	826,492	￦	36,145	￦	377,689	￦	2,671	￦	(994)	￦	1,242,003

(In millions of Korean won)	2013
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	￦	6,557	￦	2,287	￦	1,085	￦	4,922	￦	5,645	￦	20,496
Dividend expense		295		13		—		—		—		308
Refund expense		259,710		5,257		185,286		351		—		450,604
Provision		579,663		21,302		163,835		54		(2,977)		761,877

		846,225		28,859		350,206		5,327		2,668		1,233,285

Reinsurance claims		(204)		(3,592)		(54)		(2,124)		(6,660)		(12,634)

Net insurance expense	￦	846,021	￦	25,267	￦	350,152	￦	3,203	￦	(3,992)	￦	1,220,651

37.4 Insurance risk

Summary of insurance risk

Insurance risk is the risk of loss arising from the actual risk at the time of claims exceeding the estimated risk at the time of underwriting. Insurance risk is classified by insurance price risk and policy reserve risk.

Insurance price risk is the risk of loss arising from differences between premiums from policyholders and actual claims paid.

Policy reserve risk is the risk of loss arising from differences between policy reserves the Group holds and actual claims to be paid.

Concentration of insurance risk and reinsurance policy

The Group uses reinsurance with the intent to expand the ability of underwriting insurance contracts through mitigating the exposure to insurance risk, and generates synergy by joint development of products, management discipline and collecting information on foreign markets.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The Group cedes reinsurance for mortality, illness and other risks arising from insurance contracts where the Group has little experience for a necessary period of time required to accumulate experience.

The Group’s Reinsurance is ceded through the following process:

i.	In the decision-making process of launching a new product, the Group makes a decision on ceding reinsurance. Subsequently, a reinsurer is selected through bidding, agreements with the relevant departments and final approval by the executive management.

ii.	The reinsurance department analyzes the object of reinsurance, the maximum limit of reinsurance and the loss ratio with the relevant departments.

The characteristic and exposure of insurance price risk

The insurance risk of a life insurance company is measured by insurance price risk. As the life insurance coverage is in the form of a fixed payment, the fluctuation of policy reserve is small and the period from insured event to claims payment is not long. The policy reserve risk is managed by assessments of adequacy of the policy reserve.

The Group measures the exposure of insurance price risk as the shortfall of the risk premiums received compared to the claims paid on all insurance contracts for the last one year preceding the reporting date.

The maximum exposure of premium risk as of December 31, 2014 and 2013, follows:

(In millions of Korean won)	2014
	Before reinsurance mitigation		After reinsurance mitigation
Mortality	￦	10,736	￦	6,321
Disability		950		545
Hospitalization		767		490
Operation and diagnosis		1,516		998
Actual losses for medical expense		279		89
Others		232		189

	￦	14,480	￦	8,632

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Before reinsurance mitigation		After reinsurance mitigation
Mortality	￦	10,969	￦	5,430
Disability		660		370
Hospitalization		861		600
Operation and diagnosis		1,731		1,164
Actual losses for medical expense		243		132
Others		89		21

	￦	14,553	￦	7,717

Average ratios of claims paid per risk premium received on the basis of exposure before mitigation for the past three years as of December 31, 2014 and 2013, were 70% and 69%, respectively.

The exposure of market risk arising from embedded derivatives included in host insurance contracts as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014				2013
	Policyholders reserve		Guarantee reserve		Policyholders reserve		Guarantee reserve
Variable annuity	￦	535,749	￦	5,153	￦	540,797	￦	4,058
Variable universal		110,766		458		132,413		135
Others		26,573		118		1,443		—

	￦	673,088	￦	5,729	￦	674,653	￦	4,193

Premium reserves and unearned premium reserves classified based on each residual maturity as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	Less than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 years or more		Total
Premium reserves	￦	381,413	￦	548,410	￦	1,385,847	￦	352,039	￦	440,581	￦	3,076,824	￦	6,185,114
Unearned premium reserves		690		1		2		1		1		3		698

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)
	2013
	Less than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		20 years or more		Total
Premium reserves	￦	259,324	￦	324,305	￦	1,570,009	￦	294,058	￦	426,287	￦	2,653,510	￦	5,527,493
Unearned premium reserves		642		1		3		—		2		3		651

38. Trust Accounts

Financial information of the trust accounts that Kookmin Bank manages as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014				2013
	Total assets		Operating revenues		Total assets		Operating revenues
Consolidated	￦	3,614,835	￦	150,598	￦	3,462,823	￦	138,479
Unconsolidated		28,062,557		1,230,286		22,541,883		1,073,136

	￦	31,677,392	￦	1,380,884	￦	26,004,706	￦	1,211,615

[1]	Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

Significant transactions between the Group and the trust accounts for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Revenues
Fees and commissions from trust accounts	￦	230,839	￦	160,521
Interest income from loans on trust accounts		8,798		10,999
Commissions from early termination in trust accounts		129		69

		239,766		171,589

Expenses
Interest expenses due to trust accounts		52,664		62,543

Receivables
Accrued trust fees		43,493		42,795
Due from trust accounts		92,678		165,709

		136,171		208,504

Payables
Due to trust accounts		2,548,578		2,423,675
Accrued interest on due to trust accounts		5,790		4,576

	￦	2,554,368	￦	2,428,251

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

39. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Cash	￦	2,019,965	￦	1,963,977
Checks with other banks		525,452		734,574
Due from Bank of Korea		6,508,623		7,128,025
Due from other financial institutions		6,369,807		4,966,078

		15,423,847		14,792,654

Restricted due from financial institutions		(7,132,094)		(7,665,903)
Due from financial institutions with original maturities over three-months		(1,272,957)		(957,565)

		(8,405,051)		(8,623,468)

	￦	7,018,796	￦	6,169,186

Significant non-cash transactions for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Decrease in loans due to the write-offs	￦	2,091,040	￦	2,132,066
Changes in accumulated other comprehensive income due to valuation of financial investments		248,880		(3,591)
Increase in investment in associates due to debt-for-equity swap with Ssangyong Engineering & Construction Co., Ltd.		—		28,779
Increase in financial investments due to debt-for-equity swap with Hyundai Cement Wire Co., Ltd.		25,178		—
Increase in financial investments due to debt-for-equity swap with Taihan Electric Wire Co., Ltd.		—		115,716
Decrease in Accumulated other comprehensive income from measurement of investment securities in associates		(32,206)		(9,811)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Cash inflow and outflow from income tax, interests and dividends for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Activity	2014		2013
Income tax paid(refund)	Operating	￦	205,130	￦	504,900
Interest received	Operating		12,250,845		12,749,214
Interest paid	Operating		5,342,297		6,407,081
Dividends received	Operating		124,021		98,579
Dividends paid	Financing		193,176		231,811

40. Contingent liabilities and commitments

Acceptances and guarantees as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for corporate purchasing card	￦	—	￦	17
Acceptances and guarantees for KB purchasing loan		428,815		448,906
Other acceptances and guarantees		669,233		782,646

		1,098,048		1,231,569

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		327,963		281,049
Letter of guarantees		61,081		57,596
Bid bond		43,362		24,212
Performance bond		1,175,330		999,872
Refund guarantees		1,494,023		2,263,202
Other acceptances and guarantees		959,685		906,105

		4,061,444		4,532,036

Financial guarantees
Guarantees for Debenture-Issuing		51,200		20,200
Acceptances and guarantees for mortgage		75,651		43,272
Overseas debt guarantees		392,021		319,080
International financing guarantees in foreign currencies		35,949		41,896
Other financial guarantees		21,846		—

		576,667		424,448

		5,736,159		6,188,053

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,825,919		3,265,906
Refund guarantees		1,060,413		775,181

		3,886,332		4,041,087

	￦	9,622,491	￦	10,229,140

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Acceptances and guarantees by counter party as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	￦	4,699,777	￦	2,936,635	￦	7,636,412	79.36
Small companies		857,004		562,655		1,419,659	14.75
Public and others		179,378		387,042		566,420	5.89

	￦	5,736,159	￦	3,886,332	￦	9,622,491	100.00

(In millions of Korean won)	2013
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	￦	4,998,062	￦	2,723,162	￦	7,721,224	75.48
Small companies		1,029,039		623,803		1,652,842	16.16
Public and others		160,952		694,122		855,074	8.36

	￦	6,188,053	￦	4,041,087	￦	10,229,140	100.00

Acceptances and guarantees by industry as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	229,086	￦	3,573	￦	232,659	2.42
Manufacturing		3,179,368		2,410,472		5,589,840	58.09
Service		583,302		114,645		697,947	7.25
Whole sale & Retail		932,283		788,804		1,721,087	17.89
Construction		709,582		215,382		924,964	9.61
Public sector		72,964		336,484		409,448	4.26
Others		29,574		16,972		46,546	0.48

	￦	5,736,159	￦	3,886,332	￦	9,622,491	100.00

(In millions of Korean won)	2013
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	145,197	￦	3,924	￦	149,121	1.46
Manufacturing		3,867,870		2,270,254		6,138,124	60.01
Service		523,698		115,710		639,408	6.25
Whole sale & Retail		1,083,264		745,658		1,828,922	17.88
Construction		484,764		244,727		729,491	7.13
Public sector		72,583		635,326		707,909	6.92
Others		10,677		25,488		36,165	0.35

	￦	6,188,053	￦	4,041,087	￦	10,229,140	100.00

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Commitments as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Commitments
Corporate loan commitments	￦	42,977,471	￦	42,446,365
Retail loan commitments		13,886,999		13,976,426
Credit line on credit cards		37,584,381		37,112,333
Private placement commitments		121,300		80,000
Purchase of other security investment		1,746,430		1,806,908

		96,316,581		95,422,032

Financial Guarantees
Credit line		3,809,478		2,572,424
Purchase of security investment		73,500		100,500

		3,882,978		2,672,924

	￦	100,199,559	￦	98,094,956

Other Matters (including litigation)

a) The Group has filed 122 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ￦834,440 million, and faces 374 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦523,099 million, which arose in the normal course of the business and are still pending as of December 31, 2014.

Meanwhile, certain customers of Kookmin Bank have filed lawsuits against Kookmin Bank in connection with fees paid for the registration of fixed collateral. The first and second trials are in progress as of December 31, 2014. The Court ruled in favor and partially in favor of Kookmin Bank in the first trial and ruled in favor of Kookmin Bank in the second and third trials. There is a low probability of potential losses related to the aforementioned lawsuits.

b) According to the shareholders’ agreement on September 25, 2009, between Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013, to February 24, 2017.

c) The face value of the securities which Kookmin Bank sold to general customers through tellers amounts to ￦26,487 million and ￦57,159 million as of December 31, 2014 and 2013, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

d) Kookmin Bank underwent a tax investigation by the Seoul Regional Tax Office and in early 2007 was assessed additional corporate tax including local income tax of ￦482,755 million. Kookmin Bank paid this amount to the tax authorities. Subsequently, Kookmin Bank filed a claim for adjudication in August 2007 for repayment of the amount of ￦482,643 million. The case was closed with a favorable final judgment by the Supreme Court in January 2015.

e) For the year ended December 31, 2013, Kookmin Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, Kookmin Bank was fined a total of ￦124,357 million for income taxes (including local income taxes), until the year ended December 31, 2014, paid ￦123,330 million, excluding local income tax, and recognized local income taxes amounting to ￦1,027 million as non-trade payables. Meanwhile, the Group has appealed to the tax tribunal over the ￦114,283 million in fines as of December 31, 2014.

f) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary three-month operating suspension. In respect of the incident, the Group faces 101 legal claims filed as the defendant, with an aggregate claim of ￦52,421 million as of December 31, 2014. In addition, the Group may be subject to additional fines, penalties or judgments, reimbursement to affected clients. Meanwhile, the final outcome of the cases cannot be reasonably ascertained.

g) In relation to a tax credit for research and human resource development expenses, Kookmin Bank filed an administrative litigation (the aggregate amount in 2007 and 2008) and received a refund in the amount of ￦16,371 million from National Tax Service based on a recent Supreme Court precedent. However, the appeal to the tax tribunal (the aggregate amount in 2009 is ￦13,827 million) is currently pending as of December 31, 2014.

h) The Group entered into a purchase agreement to acquire 11,682,580 common shares of LIG Insurance Co., Ltd. (19.47% of outstanding shares with an expected price of ￦685,000 million) in June 2014. The Financial Services Commission approved LIG Insurance Co., Ltd. to be included as a subsidiary of the Group in December 2014.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

41. Subsidiaries

The details of subsidiaries as of December 31, 2014, are as follows:

Investor	Investee	Ownership interests (%)	Location	Date of financial information	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and domestic, foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card
	KB Investment & Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Capital Co., Ltd.	52.02	Korea	Dec. 31	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Capital Investment
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
Kookmin Bank	Kookmin Bank Int’l Ltd. (London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	Personal pension trust and 10 others [1]	—	Korea	Dec. 31	Trust
	KAMCO Value Recreation 3rd Securitization Specialty Co., Ltd. and 6 others [2]	—	Korea and others	Dec. 31	Asset-backed securitization and others
	Heungkuk Multi Private Securities H-19 and 37 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank & KB Investment Co., Ltd.	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB Start-up Creation Fund	62.50	Korea	Dec. 31	Capital investment
KB Investment & Securities	Ashley Investment First Co., Ltd. [2]	—	Korea	Dec. 31	Asset-backed securitization and others
	Growth Investment First Co., Ltd. [2]	—	Korea	Dec. 31	Asset-backed securitization and others

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate Fund No. 6	95.67	Korea	Dec. 31	Capital investment
	KB Wellyan Private Equity Real Estate Fund No. 7 [3]	47.97	Korea	Dec. 31	Capital investment
	Boyoung construction [4]	—	Korea	Dec. 31	Construction
KB Investment Co., Ltd.	09-5 KB Venture Fund [5]	33.33	Korea	Dec. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership	50.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund [5]	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund [5]	33.33	Korea	Dec. 31	Capital investment
KB Kookmin Card Co., Ltd	KB Kookmin Card First Securitization Co., Ltd. [2]	0.90	Korea	Dec. 31	Asset-backed securitization
	KB Kookmin Card Second Securitization Co., Ltd. [2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile First Securitization Specialty [2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Second Securitization Specialty [2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile third Securitization Specialty [2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fourth Securitization Specialty [2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fifth Securitization Specialty [2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile sixth Securitization Specialty [2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile seventh Securitization Specialty [2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile eighth Securitization Specialty [2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile ninth Securitization Specialty [2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile tenth Securitization Specialty [2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile eleventh Securitization Specialty [2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile twelveth Securitization Specialty [2]	—	Korea	Dec. 31	Asset-backed securitization
KB Life Insurance Co., Ltd.	KB Haeoreum Private Securities Investment Trust 1st and 7 others	100.00	Korea	Dec. 31	Private equity fund

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Kookmin Bank, KB Life Insurance Co., Ltd., KB Investment & Securities, KB Real Estate Trust Co., Ltd	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Dec. 31	Investment trust
Kookmin Bank	Hanbando BTL Private Special Asset Fund [3]	39.47	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Life Insurance Co., Ltd., KB	KB Hope Sharing BTL Private Special Asset [3]	40.00	Korea	Dec. 31	Capital investment
Kookmin Bank	KB Mezzanine Private Securities Fund 1st (Mixed) [3]	46.51	Korea	Dec. 31	Capital investment
Kookmin Bank, KB Life Insurance Co., Ltd., KB	KB Mezzanine Private Securities Fund 2nd (Mixed) [3]	40.74	Korea	Dec. 31	Capital investment
Kookmin Bank	K-star KTB ETF (Bond) [3]	47.63	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Private Master Real Estate 1 [6]	48.98	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Office Private Real Estate Investment Trust 2nd [6]	44.44	Korea	Dec. 31	Capital investment

[1]	The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal or payment of principal and fixed rate of return.
[2]	The Group controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power, even though it holds less than a majority of the voting rights of the investees.
[3]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by managing the fund; has significant percentage of ownership that is over 40%; is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect those performance through its power.
[4]	Boyoung Construction is included in the consolidation scope, since KB Wellyan Private Equity Real Estate Fund No. 7 is included in the consolidation scope.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

[5]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by taking the role of an operating manager and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect those performance through its power.
[6]	KB Star Retail Private Master Real Estate 1 and KB Star Office Private Real Estate Investment Trust 2nd are included in the consolidation scope, since KB Wise Star Private Real Estate Feeder Fund 1st is included in the consolidation scope.

The details of subsidiaries as of December 31, 2013, are as follows:

Investor	Investee	Ownership interests(%)	Location	Date of financial information	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and domestic, foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card
	KB Investment & Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Capital Investment
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	Yehansoul Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	Personal pension trusts and 10 other trusts [1]	—	Korea	Dec. 31	Trust

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

	KB Mortgage Loan First Securitization Specialty Co., Ltd. and 10 others [2]	—	Korea	Dec. 31	Asset-backed securitization and others
	KB Evergreen Private Securities 82 and 28 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment Co., Ltd.	KB06-1 Venture Investment	75.00	Korea	Dec. 31	Capital investment
	KB08-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB Start-up Creation Fund	100.00	Korea	Dec. 31	Capital investment
KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate Fund No. 6	95.67	Korea	Dec. 31	Capital investment
	KB Wellyan Private Equity Real Estate Fund No. 7 [3]	47.97	Korea	Dec. 31	Capital investment
KB Wellyan Private Equity Real Estate Fund No. 6, 7	Boyoung construction [4]	—	Korea	Dec. 31	Construction
KB Investment Co., Ltd.	NPS 07-5 KB Venture Fund [5]	20.00	Korea	Dec. 31	Capital investment
	09-5 KB Venture Fund [5]	33.33	Korea	Dec. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership	50.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund [5]	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund [5]	33.33	Korea	Dec. 31	Capital investment
KB Kookmin Card Co., Ltd	KB Kookmin Card First Securitization Co., Ltd. [2]	0.90	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile First Securitization Specialty [2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Second Securitization Specialty [2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile third Securitization Specialty [2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fourth Securitization Specialty [2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fifth Securitization Specialty [2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile sixth Securitization Specialty [2]	—	Korea	Dec. 31	Asset-backed securitization

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

	Wise Mobile seventh Securitization Specialty [2]	—	Korea	Dec. 31	Asset-backed securitization
KB Life Insurance Co., Ltd.	Dream Smart Turn Private Securities 3rd(Mixed) and 5 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment & Securities, KB life Insurance, KB Real Estate Trust Co., Ltd	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Dec. 31	Investment trust
Kookmin Bank	Hanbando BTL Private Special Asset Fund 1st [3]	39.74	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance	KB Hope Sharing BTL Private Special Asset [3]	40.00	Korea	Dec. 31	Capital investment
Kookmin Bank	KB Mezzanine Private Securities Fund 1st(Mixed)[3]	46.51	Korea	Dec. 31	Capital investment
	K Star KTB ETF(Bond) [3]	48.20	Korea	Dec. 31	Capital investment
	Global Logistics Infra Private Fund 1 and 2 [3]	40.00	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Real Estate Feeder Fund 1st.[6]	48.98	Korea	Dec. 31	Capital investment

[1]	The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal or payment of principal and fixed rate of return.
[2]	The Group controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power, even though it holds less than a majority of the voting rights of the investees.
[3]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by managing the fund; has significant percentage of ownership that is over 40%; is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect those performance through its power.
[4]	Boyoung Construction is included in the consolidation scope, since KB Wellyan Private Equity Real Estate Fund No. 7 is included in the consolidation scope.
[5]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by taking the role of an operating manager and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect those performance through its power.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

[6]	KB Star Retail Real Estate Feeder Fund 1st is included in the consolidation scope, since KB Wise Star Private Real Estate Feeder Fund 1st is included in the consolidation scope.
[7]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls KB Private Real Estate Securities Fund1 (NPL) and Woori KA First Asset Securitization Specialty Co., Ltd. as it has power over relevant activities by taking the role of an operating manager; has significant percentage of ownership that is over 40%; is significantly exposed to variable returns which is affected by the performance of the investees; and has ability to affect those performance through its power.

In accordance with the Korean IFRS 1110, KB Private Real Estate Securities Fund1 (NPL) and Woori KA First Asset Securitization Specialty Co., Ltd. were included in the consolidation scope. However, KB Private Real Estate Securities Fund1 (NPL) and Woori KA First Asset Securitization Specialty Co., Ltd. have been excluded from the consolidation scope due to the loss of control from changes in terms of the contract as of December 31, 2013.

The condensed financial information of major subsidiaries as of December 31, 2014 and 2013, and for the years ended December 31, 2014 and 2013, is as follows:

(In millions of Korean won)	2014
	Assets		Liabilities		Equity		Operating income (revenue)		Profit attributable to Shareholders of the parent company		Total comprehensive income for the year attributable to Shareholders of the parent company
Kookmin Bank [1]	￦	275,453,664	￦	253,513,191	￦	21,940,473	￦	16,283,978	￦	1,029,041	￦	1,152,233
KB Kookmin Card Co., Ltd. [1]		15,886,769		12,406,314		3,480,455		2,864,957		332,701		310,606
KB Investment & Securities Co., Ltd. [1,2]		4,131,568		3,554,828		576,740		578,345		25,624		25,558
KB Life Insurance Co., Ltd. [1]		7,680,184		7,096,459		583,725		1,453,057		6,537		34,597
KB Asset Management Co., Ltd. [1]		254,481		52,541		201,940		105,234		49,560		50,368
KB Capital Co., Ltd [2]		4,023,965		3,612,150		411,815		250,042		29,990		26,859
KB Savings Bank Co., Ltd.		772,676		619,882		152,794		56,712		(15,079)		(14,645)
KB Real Estate Trust Co., Ltd.		204,888		20,930		183,958		50,283		14,818		14,913
KB Investment Co., Ltd. [1]		225,353		90,569		134,784		33,371		1,382		4,197
KB Credit Information Co., Ltd.		28,805		7,955		20,850		38,796		(1,605)		(1,605)
KB Data System Co., Ltd.		31,397		16,874		14,523		59,129		367		(350)

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Assets		Liabilities		Equity		Operating income (revenue)		Profit attributable to Shareholders of the parent company		Total comprehensive income for the year attributable to Shareholders of the parent company
Kookmin Bank[1]	￦	265,588,385	￦	244,641,628	￦	20,946,757	￦	17,461,406	￦	830,628	￦	894,093
KB Kookmin Card Co., Ltd.[1]		15,854,992		12,385,131		3,469,861		2,990,037		384,411		390,228
KB Investment & Securities Co., Ltd.[2]		2,525,070		1,973,888		551,182		577,649		11,856		5,436
KB Life Insurance Co., Ltd.[1]		6,945,605		6,396,477		549,128		1,457,365		9,098		(23,209)
KB Asset Management Co., Ltd.[1]		237,907		36,335		201,572		103,401		74,685		74,560
KB Real Estate Trust Co., Ltd.		182,657		13,612		169,045		46,524		2,110		2,835
KB Investment Co., Ltd.[1]		241,227		110,640		130,587		34,497		6,078		7,145
KB Credit Information Co., Ltd.		30,142		7,687		22,455		43,627		(336)		(336)
KB Data System Co., Ltd.		21,753		6,880		14,873		50,440		19		115
KB Savings Bank Co., Ltd.		584,025		449,087		134,938		47,865		(301)		(1,482)
Yehansoul Savings Bank Co., Ltd.		189,243		164,084		25,159		4,791		(5,331)		(5,259)

[1]	Financial information is based on its consolidated financial statements.
[2]	The amount includes the fair value adjustments due to the merger.

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements require to provide financial support to a consolidated structured entity

•	The Group has provided acceptances and guarantees obligation of ￦68,000 million to Ashley Investment First Co., Ltd. and Growth Investment First Co., Ltd., the Group’s subsidiary, that had issued debentures.

The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and nine other subsidiaries. The unexecuted amount of the investment agreement is ￦478,741 million. Based on the capital commitment, the Group is subject to increase its investment by the request from the asset management company or the additional agreement among investors.

•	The Group provides the guarantees of payment of principal or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal or principal and fixed rate of return.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Changes in subsidiaries

KB Capital Co., Ltd., Ashley Investment First Co., Ltd., Growth Investment First Co., Ltd., KB Mezzanine Private Securities Fund 2nd, KB Star Office Private Real Estate Investment Trust No.2, KB Evergreen Private Securities 99(Bond) and 106 other private equity funds, KB Kookmin Card Second Securitization Co., Ltd. and Wise Mobile 8th ~12th Securitization were newly consolidated during the year ended December 31, 2014. KB Evergreen Private Securities 82(Bond) and 95 other private equity funds, Global Logistics Infra Private Fund 1st,2nd , KB Covered Bond 1st Trust, KH First Co., Ltd., KB Mortgage Loan First Securitization Specialty Co., Ltd., KB Covered Bond First Securitization Specialty Co., Ltd and KB07-5, KB06-1,KB08-1 Venture Partnership Fund have been excluded from consolidation due to their liquidation. Also, Yehansoul Savings Bank Co., Ltd. has been excluded from consolidation due to its merger with KB Savings Bank Co., Ltd.

Yehansoul Savings Bank Co., Ltd., KB Startup Investment, KB Evergreen Private Securities 63 and 46 other private equity funds, and Wise Mobile Second, Third, Fourth, Fifth, Sixth, Seventh Securitization and KB Star Retail Private Real Estate Feeder Fund First were newly consolidated during the year ended December 31, 2013. Yurie Select Private Securities Investment Trust 32 and 44 other private equity funds, KB K-Alpha private equity trust and New Star First Ltd. have been excluded from consolidation due to their liquidation. Also, KB Private Real Estate Securities Fund1 (NPL) and Woori KA First Asset Securitization Specialty Co., Ltd. have been excluded from consolidation due to the loss of control.

In accordance with the enactment of Korean IFRS 1110, the activities of KB-Glenwood Private Equity Fund, NPS KBIC Private Equity Fund No. 1 and KBIC Private Equity Fund No. 3 represent management and performance services and the terms of the contracts are the same as those in the ordinary service contracts between independent parties. These entities have been excluded from the consolidation scope since interests held are not material and therefore were considered as agents. In addition, Chungkang Co., Ltd. and Powernet Technologies Co., Ltd. have been excluded from the consolidation scope, since KB-Glenwood Private Equity Fund, the Parent Company, have been excluded from the consolidation scope.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

For the year ended December 31, 2014, the following table summarizes the information relating to the Group’s subsidiaries that have material non-controlling interests, before any intra-group eliminations, are as follows:

(In millions of Korean won)	2014
Non-controlling interests percentage (%)		47.98%
Non-controlling interests
Assets of subsidiaries	￦	4,023,965
Liabilities of subsidiaries		3,612,150
Equity of subsidiaries		411,815
Non-controlling interests		197,580
Profit attributable to non-controlling interests
Operating profit of subsidiaries		39,666
Profit of subsidiaries		29,990
Profit attributable to non-controlling interests		14,389
Cash flows of subsidiaries
Cash flows from operating activities		71,813
Cash flows from investing activities		(6,742)
Cash flows from financing activities		(33,312)

Net increase in cash and cash equivalents	￦	31,759

42. Unconsolidated Structured Entity

As of December 31, 2014, the nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activities	Methods of Financing
Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

Project financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Trust	Management of financial trusts; -Development trust -Mortgage trust -Management trust -Disposal trust -Distribution and management trust -Other trusts	Development, management, and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

As of December 31, 2014, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities, are as follows:

(In millions of Korean won)	Asset-backed securitization		Project Financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated Structured Entity	￦	13,013,795	￦	21,102,639	￦	1,986,277	￦	17,919,480	￦	6,484,363	￦	60,506,554
Carrying amount on financial statements
Assets
Loans		223,771		2,965,239		—		1,609		252,195		3,442,814
Financial investments		716,462		93,505		—		627,554		66,943		1,504,464
Investment in associates		—		—		—		390,337		—		390,337
Other assets		47		27		92,678		8,324		—		101,076

	￦	940,280	￦	3,058,771	￦	92,678	￦	1,027,824	￦	319,138	￦	5,438,691

Liabilities
Deposits	￦	300,015	￦	500,538	￦	—	￦	6,067	￦	32,986	￦	839,606
Other liabilities		12		—		—		—		—		12

	￦	300,027	￦	500,538	￦	—	￦	6,067	￦	32,986	￦	839,618

Maximum exposure to loss[1]	￦	5,338,975	￦	5,403,409	￦	206,911	￦	3,203,351	￦	590,257	￦	14,742,903

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust explosure		Investments / loans and capital commitments		Loan commitments

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	Dec. 31, 2013
	Asset-backed securitization		Project Financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated Structured Entity	￦	12,631,056	￦	24,605,331	￦	2,261,415	￦	12,618,790	￦	3,502,834	￦	55,619,426
Carrying amount on financial statements
Assets
Loans		382,478		3,155,621		—		—		291,599		3,829,698
Financial investments		1,121,676		97,754		—		525,680		—		1,745,110
Investment in associates		—		—		—		403,153		—		403,153
Other assets		—		—		165,709		1,909		—		167,618

	￦	1,504,154	￦	3,253,375	￦	165,709	￦	930,742	￦	291,599	￦	6,145,579

Liabilities
Deposits	￦	306,931	￦	487,818	￦	—	￦	8,142	￦	5,473	￦	808,364
Other liabilities		—		14		—		144		—		158

	￦	306,931	￦	487,832	￦	—	￦	8,286	￦	5,473	￦	808,522

Maximum exposure to loss[1]	￦	4,672,378	￦	5,714,293	￦	294,043	￦	2,476,902	￦	386,000	￦	13,543,616

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Investments / loans, loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust explosure		Investments / loans and capital commitments		Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss (provision for assets, impairment losses and others), recognized in the financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

43. Finance/Operating Lease

43.1 Finance lease

43.1.1 The Group as finance lessee

The future minimum lease payments arising as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014		2013
Net carrying amount of finance lease assets	￦	72,392	￦	16,955

Minimum lease payment
Within 1 year		18,765		1,927
1-5 years		5,472		—
Over 5 years		1,148		—

		25,385		1,927

Present value of minimum lease payment
Within 1 year		18,367		1,873
1-5 years		5,169		—
Over 5 years		996		—

		24,532		1,873

43.2.2 The Group as finance lessor

Total lease investment and the present value of minimum lease payments as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014				2013
	Total lease investment		Present value of minimum lease payment		Total lease investment		Present value of minimum lease payment
Within 1 year	￦	348,579	￦	294,643	￦	—	￦	—
1-5 years		577,998		525,590		—		—

	￦	926,577	￦	820,233	￦	—	￦	—

Unearned interest income of finance lease as of December 31, 2014 and 2013, is as follows:

(In millions of Korean won)	2014		2013
Total lease investment	￦	926,577	￦	—
Net lease investment
Present value of minimum lease payment		820,233		—

Unearned interest income	￦	106,344	￦	—

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

43.2 Operating lease

43.2.1 The Group as operating lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Minimum lease payment
Within 1 year	￦	124,183	￦	121,446
1-5 years		103,595		108,962
Over 5 years		34,439		67

	￦	262,217	￦	230,475

Minimum sublease payment	￦	(382)	￦	(367)

The lease payment reflected in profit or loss for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Lease payment reflected in profit or loss
Minimum lease payment	￦	218,635	￦	204,164
Sublease payment		(156)		(118)

	￦	218,479	￦	204,046

43.2.2 The Group as operating lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Minimum lease receipts
Within 1 year	￦	27,613	￦	8,327
1-5 years		52,621		22,280

	￦	80,234	￦	30,607

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

44. Related Party Transactions

Income and expenses arising from transactions with related parties for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)		2014		2013
Associates
Balhae Infrastructure Fund	Fee and commission income	￦	7,851	￦	7,908
Korea Credit Bureau Co., Ltd.	Interest expense		66		139
	Fee and commission income		3		3
UAMCO., Ltd.	Interest income		—		31
	Interest expense		12		—
	Fee and commission income		14		—
	Other operating expense		—		7,626
Incheon Bridge Co., Ltd.	Interest income		13,226		14,592
	Interest expense		543		909
	Reversal for credit loss		—		2
	Provision for credit loss		2		—
KB No.2 Special Purpose Acquisition Company [1]	Interest income		27		—
	Interest expense		1		—
	Fee and commission income		518		—
	Gains on financial assets/liabilities at fair value through profit or loss		1,440		—
	Other non-operating income		20		—
KB No.3 Special Purpose Acquisition Company	Interest income		30		—
	Interest expense		6		—
	Fee and commission income		350		—
	Gains on financial assets/liabilities at fair value through profit or loss		1,462		—
	Provision for credit loss		14		—
	Other non-operating income		10		—
KB No.4 Special Purpose Acquisition Company	Interest income		24		—
	Interest expense		9		—
	Fee and commission income		350		—
	Gains on financial assets/liabilities at fair value through profit or loss		1,751		—
	Provision for credit loss		14		—
	Other non-operating income		11		—
KB No.5 Special Purpose Acquisition Company	Interest income		13		—
	Interest expense		4		—
	Fee and commission income		175		—
	Gains on financial assets/liabilities at fair value through profit or loss		1,780		—
	Provision for credit loss		14		—
	Other non-operating income		5		—
KB No.6 Special Purpose Acquisition Company	Interest income		9		—
	Interest expense		4		—
	Fee and commission income		525		—
	Gains on financial assets/liabilities at fair value through profit or loss		1,556		—
	Other non-operating income		39		—
United PF 1st Recovery Private Equity Fund1	Interest income		—		91
	Reversal for credit loss		—		83
KBIC Private Equity Fund No. 3	Interest expense		38		91
	Fee and commission income		300		300
NPS KBIC Private Equity Fund No. 1	Fee and commission income		236		474
	Provision for credit loss		133		—
KoFC KBIC Frontier Champ 2010-5(PEF)	Fee and commission income		778		1,014
	Other operating expense		534		—
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	Fee and commission income		634		569

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

	Other operating income	3	—
	Other operating expense	395	—
KB GwS Private Securities Investment Trust	Fee and commission income	926	917
	Other operating income	2,006	1,934
KB Star Office Private Real Estate Investment Trust No.1	Interest income	562	—
	Interest expense	50	75
	Fee and commission income	435	435
Semiland Co., Ltd. [1]	Interest income	8	14
	Reversal for credit loss	4	—
	Other non-operating expense	613	—
Kores Co., Ltd.[1]	Interest income	—	386
	Reversal for credit loss	—	36
PyungJeon Industries Co.,LTD.[1]	Reversal for credit loss	—	1,055
Testian Co., Ltd.[1]	Interest income	—	10
Sehwa Electronics Co., Ltd.[1]	Fee and commission expense	—	7
	Gains on financial assets/liabilities at fair value through profit or loss	—	35
Serit Platform Co., Ltd.[1]	Interest income	—	58
	Fee and commission income	—	17
	Provision for credit loss	—	74
DS Plant Co., Ltd.[1]	Interest income	—	211
	Interest expense	—	2
	Fee and commission income	—	4
	Losses on financial assets/liabilities at fair value through profit or loss	—	26
	Reversal for credit loss	—	10
DaiYang Metal Co., Ltd. [1]	Interest income	—	3
Ssangyong Engineering & Construction Co., Ltd. [1]	Interest income	—	2,007
	Reversal for credit loss	—	7,550
Sunoo Co., Ltd. [1]	Interest expense	—	1
KB Global Star Game & Apps SPAC[1]	Interest income	—	81
	Interest expense	—	10
	Gains on financial assets/liabilities at fair value through profit or loss	1,215	1,210
	Losses on financial assets/liabilities at fair value through profit or loss	691	—
	Provision for credit loss	—	4
	Other operating income	—	7
Other
Retirement pension	Fee and commission income	448	386
	Interest expense	788	1,971

[1]	Not considered to be the Group’s related party as at December 31, 2014.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)		2014		2013
Associates
JSC Bank CenterCredit	Cash and due from financial institutions	￦	178	￦	353
Balhae Infrastructure Fund	Other assets		2,002		—
Korea Credit Bureau Co., Ltd.	Loans and receivables (Gross amount)		19		—
	Deposits		24,715		20,200
	Other liabilities		17		64
UAMCO., Ltd.	Loans and receivables (Gross amount)		2		—
	Deposits		1,654		5
	Provisions		—		192
Semiland Co., Ltd.[1]	Loans and receivables (Gross amount)		—		19
	Deposits		—		1
	Provisions		—		3
Incheon Bridge Co., Ltd.	Loans and receivables (Gross amount)		247,885		249,362
	Allowances for loan losses		302		300
	Other assets		1,144		1,343
	Deposits		35,421		30,991
	Other liabilities		249		240
Terra Co., Ltd.	Deposits		1		1
KB No.3 Special Purpose Acquisition Company	Derivative financial assets		1,793		—
	Loans and receivables (Gross amount)		1,465		—
	Deposits		832		—
	Other liabilities		6		—
KB No.4 Special Purpose Acquisition Company	Derivative financial assets		2,167		—
	Loans and receivables (Gross amount)		1,876		—
	Deposits		2,500		—
	Other liabilities		1		—
KB No.5 Special Purpose Acquisition Company	Derivative financial assets		2,143		—
	Loans and receivables (Gross amount)		1,816		—
	Deposits		2,389		—
	Other liabilities		1		—
KB No.6 Special Purpose Acquisition Company	Derivative financial assets		1,837		—
	Loans and receivables (Gross amount)		1,438		—
	Deposits		4,406		—
	Other liabilities		3		—
United PF 1st Recovery Private Equity Fund	Provisions		—		82
KB-Glenwood Private Equity Fund	Deposits		—		1
KBIC Private Equity Fund No. 3	Other assets		151		76
	Deposits		1,400		1,400
	Other liabilities		24		25
NPS KBIC Private Equity Fund No. 1	Other assets		9		65
	Other liabilities		—		42
KoFC KBIC Frontier Champ 2010-5(PEF)	Other assets		139		266
	Provisions		534		—

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	Other assets	634	569
	Provisions	128	—
KB GwS Private Securities Investment Trust	Other assets	673	—
KB Star Office Private Real Estate Investment Trust No.1	Loans and receivables (Gross amount)	10,000	—
	Other assets	155	—
	Deposits	6,067	8,142
	Other liabilities	—	31
Kores Co., Ltd. [1]	Loans and receivables (Gross amount)	—	7,854
	Allowances for loan losses	—	3,836
	Other liabilities	—	2
Ssangyong Engineering & Construction Co., Ltd.[1]	Loans and receivables (Gross amount)	—	47,104
	Allowances for loan losses	—	38,784
	Deposits	—	61
	Other liabilities	—	14
Key management
	Loans and receivables (Gross amount)	2,527	4,765
	Allowances for loan losses	—	1
	Other assets	3	6
	Deposits	18,462	6,932
	Insurance contract liability	1,292	770
	Other liabilities	173	111
	Provisions	—	2
Other
Retirement pension	Other assets	191	166
	Deposits	41,412	48,840
	Other liabilities	246	908

[1]	Not considered to be the Group’s related party as at December 31, 2014.

In accordance with Korean IFRS 1024, the Group includes parent, parent’s subsidiaries, associates, associates of parent’s subsidiaries, key management (including family members), and post-employment benefit plans of the Group and entities regarded as its related parties in the scope of its related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated financial statements. Refer to Note 13 for details on investments in associates.

Key management includes the directors of the parent company and the executive directors (vice-presidents and above) of Kookmin Bank and companies where the directors and /or their close family members have control or joint control.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Significant loan transactions with related parties for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014[1]
	Beginning		Loans		Repayments		Others		Ending
Associates

Incheon Bridge Co., Ltd.	￦	249,362	￦	12,375	￦	(13,852)	￦	—	￦	247,885
KB Star Office Private Real Estate Investment Trust No.1		—		10,000		—		—		10,000
KB No.2 Special Purpose Acquisition Company		—		1,085		(1,085)		—		—
KB No.3 Special Purpose Acquisition Company		—		1,780		—		(315)		1,465
KB No.4 Special Purpose Acquisition Company		—		2,280		—		(404)		1,876
KB No.5 Special Purpose Acquisition Company		—		2,180		—		(364)		1,816
KB No.6 Special Purpose Acquisition Company		—		1,710		—		(272)		1,438
Korea Credit Bureau Co., Ltd.		—		19		—		—		19
UAMCO., Ltd.		—		2		—		—		2

(In millions of Korean won)	2013[1]
	Beginning		Loans		Repayments		Others		Ending
Associates
United PF 1st Recovery Private Equity Fund	￦	2,805	￦	1,913	￦	(4,718)	￦	—	￦	—
UAMCO., Ltd.		—		47,181		(47,181)		—		—
Kores Co., Ltd. [2]		7,854		900		(900)		—		7,854
Incheon Bridge Co., Ltd.		263,080		8,777		(22,495)		—		249,362
Ssangyong Engineering & Construction Co., Ltd.[2]		46,275		36,843		(36,014)		—		47,104
Semiland Co., Ltd.[2]		—		86		(67)		—		19

[1]	Transactions and balances arising from operating activities between related parties, such as payments, are excluded.
[2]	Not considered to be the Group’s related party as at December 31, 2014.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

Unused commitments to related parties as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)		2014		2013
Balhae Infrastructure Fund	Purchase of security investment	￦	21,744	￦	21,744
UAMCO., Ltd.	Loan commitments in Korean won		—		127,800
	Purchase of security investment		89,950		89,950
United PF 1st Recovery Private Equity Fund	Loan commitments in Korean won		—		54,600
	Purchase of security investment		49,383		49,383
KoFC KBIC Frontier Champ 2010-(PEF)	Purchase of security investment		2,150		2,200
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	Purchase of security investment		23,750		35,975
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		33,163		42,088
KB GwS Private Securities Investment Trust and others	Loan commitments		372		757
	Purchase of security investment		1,119		1,119

Unused commitments received from related party entities as at December 31, 2014 and 2013, are as follows:

(In millions of Korean won)		2014		2013
Associates
Ssangyong Engineering & Construction Co., Ltd.[1]	Acceptances and Guarantees Outstanding in Won	￦	—	￦	293,500

[1]	Deemed not to be related as of December 31, 2014; therefore, 2014 balances are not presented.

Compensation to key management for the years ended December 31, 2014 and 2013, consists of:

(In millions of Korean won)	2014
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	￦	1,580	￦	136	￦	(15)	￦	1,701
Registered directors (non-executive)		1,203		—		(15)		1,188
Non-registered directors		7,517		406		5,678		13,601

	￦	10,300	￦	542	￦	5,648	￦	16,490

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share- based payments		Total
Registered directors (executive)	￦	3,270	￦	144	￦	—	￦	(578)	￦	2,836
Registered directors (non-executive)		1,199		—		—		13		1,212
Non-registered directors		7,305		380		1,024		5,686		14,395

	￦	11,774	￦	524	￦	1,024	￦	5,121	￦	18,443

Collateral received from related party entities as of December 31, 2014 and 2013, follows:

(In millions of Korean won)		2014		2013
Associates
Kores Co., Ltd.[1]	Row house	￦	—	￦	24
	Apartment		—		24
	Factory/Forest land		—		15,000
Incheon Bridge Co., Ltd.	Fund management account for Standby loan commitment		65,000		65,000
KB Star office Private real estate Investment Trust No.1	Real estate		13,000		—
Key management	Time deposits and others		296		207
	Real estate		3,583		7,381

[1]	Deemed not to be related as of December 31, 2014; therefore, 2014 balances are not presented.

As of December 31, 2014, Incheon Bridge Co., Ltd, a related party, provides fund management account, civil engineering completed risk insurance, shares and management rights as unsubordinated collaterals in respect to collateralized amount of ￦816,400 million to a financial syndicate consisting of the Group and four other institutions, and as subordinated collateral in respect to collateralized amount of ￦201,100 million to subordinated debt holders consisting of the Group and two other institutions.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

45. Business combination

The Group obtained control of Woori Financial Co., Ltd. from the Woori Financial Group Inc. for ￦279,870 million(11,180,630 shares, 52.02%) on March 20, 2014. Woori Financial Co., Ltd. operates rental of facilities, installment financial business, factoring business and others. Woori Financial Co., Ltd. has changed its name to KB Capital Co., Ltd.

The Group expects synergies from diversification of business portfolio through reinforcement of non-banking services, diversification of profit structure through expansion of customer range, vitalization of connected business between financial subsidiaries, reinforcement of retail banking business marketing, financing cheap money through the financial group and others.

The goodwill of business combination consists of expected synergies through business combination, the value of unrecognized assets and others.

The consideration transferred and the assets and liabilities arising from the M&A deal are as follows:

(In millions of Korean won)	Amounts
Total consideration	￦	279,870

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		17,572
Available-for-sale financial assets		6,872
Loans		3,888,468
Equipment / intangible assets		16,828
Other assets		59,055

Total assets		3,988,795

Debts		580,000
Debentures		2,751,344
Other liabilities		272,495

Total liabilities		3,603,839

Total identifiable net assets	￦	384,956

Ratio of shareholding acquired (%)		52.02

Relevant amount of shares	￦	200,261
Goodwill		79,609
Acquisition-related costs[1]		2,094

[1]	Recorded as fee and commission expense in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

The receivables including loans from the M&A deal at the acquisition date are as follows:

(In millions of Korean won)	Amounts
Fair value
Due from financial institutions	￦	4,601
Loans		3,893,069
Others		25,321

	￦	3,922,991

Contractual cash flow
Due from financial institutions	￦	4,601
Loans		3,900,760
Others		26,478

	￦	3,931,839

Estimate of the contractual cash flows not expected to be collected
Loans	￦	82,640
Others		1,085

	￦	83,725

The Group measured non-controlling interests in KB Capital Co., Ltd.’s net asset fair value as of the date of acquisition. As a result, non-controlling interest amounting to ￦184,695 million is recognized as of the date of acquisition.

Due to the business combination, the net operating income and profit for the period from March 20, 2014 to December 31, 2014, included in the consolidated statement of comprehensive income were ￦39,666 million and ￦29,990 million (profit attributable to shareholders of the parent company is ￦15,601 million), respectively.

Assuming the date of acquisition is the beginning of the reporting period, the income from operations and net profit for the period would have increased by ￦6,137 million and ￦4,649 million, respectively. In calculating the pro forma information, the operating results of the acquired companies for the period before acquisition have been adjusted to reflect the Group’s accounting policies and the fair value adjustments made upon acquisition.

46. Approval of Issuance of the Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2014, was approved by the Board of Directors on February 5, 2015.

Exhibit 99.2

KB Financial Group Inc.

Separate Financial Statements

December 31, 2014 and 2013

KB Financial Group Inc.

Index

December 31, 2014 and 2013

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KB Financial Group Inc.

We have audited the accompanying separate financial statements of KB Financial Group Inc. (“the Company”), which comprise the separate statements of financial position as of December 31, 2014 and 2013, and the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements present fairly, in all material respects, the financial position of KB Financial Group Inc. as of December 31, 2014 and 2013, and its financial performance and cash flows for the years then ended accordance with the K- IFRS.

Other Matter

The financial statements of the Company as of and for the year ended December 31, 2013, were audited in accordance with the previous Korean Standards on Auditing.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

March 12, 2015

This report is effective as of March 12, 2015, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.

Separate Statements of Financial Position

December 31, 2014 and 2013

(In millions of Korean won)	Notes	2014		2013
Assets
Cash and due from financial institutions	4,5,6,25	￦	30,739	￦	77,298
Loans	4,5,7		10,000		10,000
Investments in subsidiaries	8		18,557,566		18,292,443
Property and equipment	9		514		642
Intangible assets	10		8,684		10,133
Deferred income tax assets	11,23		4,089		4,203
Other assets	4,5,12		598,929		269,823

Total assets		￦	19,210,521	￦	18,664,542

Liabilities
Debentures	4,5,13		628,837		349,157
Net defined benefit liabilities	14		803		1,433
Current income tax liabilities	23		222,639		209,928
Other liabilities	4,5,15		71,568		55,602

Total liabilities			923,847		616,120

Equity
Share capital	16		1,931,758		1,931,758
Capital surplus	16		13,513,809		13,513,809
Accumulated other comprehensive loss	16		(4,238)		(2,715)
Retained earnings	16		2,845,345		2,605,570

Total equity			18,286,674		18,048,422

Total liabilities and equity		￦	19,210,521	￦	18,664,542

The accompanying notes are an integral part of these separate financial statements.

3

KB Financial Group Inc.

Separate Statements of Comprehensive Income

Years Ended December 31, 2014 and 2013

(In millions of Korean won, except per share amounts)	Notes	2014		2013
Interest income		￦	2,391	￦	3,859
Interest expense			(19,149)		(5,227)

Net interest income	18		(16,758)		(1,368)

Fee and commission income			—		—
Fee and commission expense			(6,658)		(6,270)

Net fee and commission income	19		(6,658)		(6,270)

Net other operating income	20		493,782		245,044

General and administrative expenses	21		(36,342)		(40,657)

Operating profit before provision for credit losses			434,024		196,749

Provision for credit losses			—		—

Operating profit			434,024		196,749

Net non-operating income (expenses)	22		(473)		(1,346)

Profit before income tax			433,551		195,403
Income tax benefit (expense)	23		(600)		423

Profit for the year			432,951		195,826

Remeasurements of net defined benefit liabilities			(1,523)		65

Items that will not be reclassified to profit or loss
Other comprehensive income (loss) for the year, net of tax			(1,523)		65

Total comprehensive income for the year		￦	431,428	￦	195,891

Earnings per share
Basic earnings per share	24	￦	1,121	￦	507
Diluted earnings per share	24		1,116		505

The accompanying notes are an integral part of these separate financial statements.

4

KB Financial Group Inc.

Separate Statements of Changes in Equity

Years Ended December 31, 2014 and 2013

(In millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Loss		Retained Earnings		Total Equity
Balance at January 1, 2013	￦	1,931,758	￦	13,513,809	￦	(2,780)	￦	2,641,555	￦	18,084,342

Comprehensive income
Profit for the year		—		—		—		195,826		195,826
Remeasurements of net defined benefit liabilities		—		—		65		—		65

Total comprehensive income		—		—		65		195,826		195,891

Transactions with shareholders
Dividends		—		—		—		(231,811)		(231,811)

Total transactions with shareholders		—		—		—		(231,811)		(231,811)

Balance at December 31, 2013	￦	1,931,758	￦	13,513,809	￦	(2,715)	￦	2,605,570	￦	18,048,422

Balance at January 1, 2014	￦	1,931,758	￦	13,513,809	￦	(2,715)	￦	2,605,570	￦	18,048,422

Comprehensive income
Profit for the year		—		—		—		432,951		432,951
Remeasurements of net defined benefit liabilities		—		—		(1,523)		—		(1,523)

Total comprehensive income		—		—		(1,523)		432,951		431,428

Transactions with shareholders
Dividends		—		—		—		(193,176)		(193,176)

Total transactions with shareholders		—		—		—		(193,176)		(193,176)

Balance at December 31, 2014	￦	1,931,758	￦	13,513,809	￦	(4,238)	￦	2,845,345	￦	18,286,674

The accompanying notes are an integral part of these separate financial statements.

5

KB Financial Group Inc.

Separate Statements of Cash Flows

Years Ended December 31, 2014 and 2013

(In millions of Korean won)	Note	2014		2013
Cash flows from operating activities
Profit for the year		￦	432,951	￦	195,826

Adjustment for non-cash items
Depreciation and amortization			931		816
Share-based payments			801		950
Net interest income			(201)		(564)
Impairment losses on investments in subsidiaries			14,747		36,995
Net other expense			2,704		2,805

			18,982		41,002

Changes in operating assets and Liabilities
Deferred income tax assets			114		(403)
Other assets			(299,688)		9
Other liabilities			(5,962)		(336)

			(305,536)		(730)

Net cash generated from operating activities			146,397		236,098

Cash flows from investing activities
Acquisition of investments in subsidiaries			(279,870)		(384,590)
Collection of loans			—		15,000
Acquisition of property and equipment			(225)		(627)
Acquisition of intangible assets			(165)		(2,656)
Disposal of intangible assets			939		757
Net decrease (increase) in guarantee deposits paid			282		(182)
Others			(81)		(2)

Net cash used in investing activities			(279,120)		(372,300)

Cash flows from financing activities
Increase in debts			—		315,000
Decrease in debts			—		(315,000)
Increase in debentures			279,340		349,077
Distribution of dividends			(193,176)		(231,811)

Net cash provided by financing activities			86,164		117,266

Net decrease in cash and cash equivalents			(46,559)		(18,936)
Cash and cash equivalents at the beginning of the year	25		77,295		96,231

Cash and cash equivalents at the end of the year	25	￦	30,736	￦	77,295

The accompanying notes are an integral part of these separate financial statements.

6

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 84, Namdaemunro, Jung-gu, Seoul. The Company’s paid-in capital as of December 31, 2014, is ￦1,931,758 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013 and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In addition, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. in March 2014.

The Company is authorized to issue up to 1 billion shares. The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of K-IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

Korean IFRS (“K-IFRS”) are the standards, amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

7

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

The separate financial statements have been prepared in accordance with K-IFRS 1027, Separate Financial Statements.

The separate financial statements have been prepared in accordance with K-IFRS, which is effective as of December 31, 2014.

New standards, amendments and interpretations adopted by the Company for the financial year beginning on January 1, 2014, are as follows:

Amendment to K-IFRS 1032, Financial Instruments: Presentation

According to amendment to K-IFRS 1032, Financial Instruments: Presentation, it provides that the right to offset must not be contingent on a future event and must be legally enforceable in all of circumstances; and if an entity can settle amounts in a manner such that outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. There is no material impact of the amendment on separate financial statements of the Company.

Amendment to K-IFRS 1039, Financial Instruments: Recognition and Measurement

Amendment to K-IFRS 1039, Financial Instruments: Recognition and Measurement, allows the continuation of hedge accounting for a derivative that has been designated as a hedging instrument in a circumstance in which that derivative is novated to a central counterparty (CCP) as a consequence of laws or regulations. There is no material impact of the amendment on separate financial statements of the Company.

Amendment to K-IFRS 1102, Share-based payment

K-IFRS 1102, Share-based payment, clarifies the definition of ‘vesting conditions’ such as ‘performance condition’, ‘service condition’ and others. This amendment is applied to share-based payment transactions for which the grant date is on or after July 1, 2014. The application of this amendment does not have a material impact on the separate financial statements of the Company.

Enactment of K-IFRS 2121, Levies

K-IFRS 2121, Levies, is applied to a liability to pay a levy imposed by a government in accordance with the legislation. The interpretation requires that the liability to pay a levy is recognized when the activity that triggers the payment of the levy occurs, as identified by the legislation (the obligating event). There is no material impact of the enactment on separate financial statements of the Company.

8

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

New standards, amendments and interpretations issued but not effective for the year beginning January 1, 2014, and not early adopted by the Company are as follows: Amendment to K-IFRS 1027, Separate Financial Statements

Amendment to K-IFRS 1027, Separate Financial Statements, requires that the accounting for investments in subsidiaries, jointly controlled entities and associates be accounted for under one of the following methods by each category: at cost, in accordance with K-IFRS 1039, or the equity method in K-IFRS 1028. This amendment is effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. The Company is assessing the impact of application of this amendment on its separate financial statements.

2.2 Measurement basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and presentation currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The separate financial statements are presented in Korean won, which is the Company’s presentation currency.

2.4 Significant estimates

The preparation of the separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on assets(liabilities) and incomes(expenses). The managements’ estimate of outcome may differ from an actual outcome if the managements’ estimate and assumption based on its best judgment at the reporting date are different from an actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that will result in material adjustment to the separate financial statements are as follows:

2.4.1 Deferred income taxes

The recognition of a deferred tax asset relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

9

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

2.4.2 Net defined benefit liabilities

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions (Note 14).

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Cash and cash equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.2 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Company does not intend to sell immediately or in the near term.

•	Those that the Company, upon initial recognition, does not designate as available for sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as provision for credit losses.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowances account, and when a loan becomes uncollectable, it is written off against the related allowances account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting an allowances account. The amount of the reversal is recognized in profit or loss.

3.3 Investments in subsidiaries

Investments in subsidiaries are accounted at cost method in accordance with K-IFRS 1027. The Company determines at each reporting date whether there is any objective evidence that the investments in the subsidiaries are impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the subsidiaries and its carrying value.

10

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

3.4 Property and equipment

Recognition and Measurement

All property and equipment that qualify for recognition as an asset is measured at its cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year-end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

11

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

3.5 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for membership right, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Software	Straight-line	4 years
Others	Straight-line	4 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Company carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.6 Impairment of non-financial assets

The Company assesses at the end of each reporting period whether there is any indication that a non-financial asset except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss.

12

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

3.7 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

3.8 Equity instrument issued by the company

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.9 Revenue recognition

Revenue shall be recognized when all the following conditions have been satisfied:

a)	The amount of revenue can be measured reliably.

b)	It is probable that the economic benefits associated with the transaction will flow to the company.

c)	Specific conditions are satisfied for activities.

Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses.

13

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

Fee and commission income

Fee and commission income is recognized on an accrual basis in accordance with the substance of transaction.

Dividend income

Dividend income is recognized when the shareholder’s right to receive payment is established.

3.10 Employee compensation and benefits

Post-employment benefit: Defined benefit plans

All post-employment benefit, other than defined contribution plans, is classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

When the fair value of plan assets deducted from the total of the present value of the defined benefit obligation results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost arises when the Company introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan. Such past service cost is recognized immediately in profit or loss.

Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

14

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Company has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

Share-based payment

The Company operates share-based payment arrangements granting awards to directors and employees of the Company. The Company has a choice of whether to settle the awards in cash or by issuing equity instruments for a share-based payment transaction at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Company with the choice of whether to settle in cash or by issuing equity instruments, the Company determined that it has a present obligation to settle in cash because the Company has a past practice and a stated policy of settling in cash. Therefore, the Company accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Company measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Company remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the year.

Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of an employee’s employment as a result of either (a) the Company decision to terminate an employee’s employment before the normal retirement date; or (b) an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Company recognizes liabilities and expenses for termination benefits at the earlier of the following dates: when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring that is within the scope of K-IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits which are not expressed to be settled wholly before 12 months after the end of the reporting period are discounted to present values.

3.11 Income tax expenses

Income tax expense (tax benefit) comprises current tax expense (current tax benefit) and deferred income tax expense (deferred income tax benefit). Current and deferred income tax are recognized as income or expense and included in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or event which is recognized either in other comprehensive income or directly in equity and (b) a business combination.

15

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation or expenses that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Company offsets current income tax assets and current income tax liabilities if, and only if, the Company (a) has a legally enforceable right to offset the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Company reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to be applied to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred income tax assets and deferred income tax liabilities when the Company has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

16

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

Uncertain tax positions

Uncertain tax positions arise from a claim for rectification brought by the Company, an appeal for a refund of tax levied by the tax authorities, or others due to different interpretation of tax laws or others. The Company recognizes its uncertain tax positions in the separate financial statements based on the guidance in K-IFRS 1012. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority. However, additional tax and additional dues on tax refund are recognized in accordance with K-IFRS 1037.

3.12 Earnings per share

The Company calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Company adjusts profit or loss attributable to ordinary equity holders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bond and share option.

3.13 Operating segments

The Company is composed of a single operating segment. Therefore, disclosures on segments are omitted in accordance with K-IFRS 1108, Operating Segments.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk and others.

17

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies and processes for managing the risks, and the methods used to measure the risks and capital adequacy. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, market risk and liquidity risk have been recognized as the Company’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite, approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Company’s risk management.

Risk Management Department

The Risk Management Department is responsible for managing work processes, procedures and detailed policies.

4.2 Credit risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the events of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk is considered.

4.2.2 Credit Risk Management

The Company measures expected losses on assets that are subject to credit risk management and uses it as a management indicator.

18

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

4.2.3 Maximum Exposure to Credit Risk

The Company’s maximum exposures of financial instruments to credit risk without consideration of collateral values as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Due from financial institutions	￦	30,739	￦	77,298
Loans		10,000		10,000
Other financial assets		319,973		20,435

	￦	360,712	￦	107,733

4.2.4 Credit Risk of Loans

The Company maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Company recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under K-IFRS, an impairment loss is based on losses incurred at the end of the reporting period. Therefore, the Company does not recognize losses expected as a result of future events. The Company measures inherent incurred losses on loans and presents them in the financial statements through the use of an allowance account which is offset against the related loans.

Loans are classified as follows:

(In millions of Korean won)	2014			2013
	Corporate loans		Percentage (%)	Corporate loans		Percentage (%)
Loan before allowances
Neither past due nor impaired	￦	10,000	100.00	￦	10,000	100.00
Past due but not impaired		—	—		—	—
Impaired		—	—		—	—

		10,000	100.00		10,000	100.00

Allowances		—	—		—	—

Carrying amount	￦	10,000	100.00	￦	10,000	100.00

Credit quality of loans that are neither past due nor impaired:

(In millions of Korean won)	2014		2013
Grade 1	￦	10,000	￦	10,000
Grade 2		—		—
Grade 3		—		—
Grade 4		—		—
Grade 5		—		—

	￦	10,000	￦	10,000

19

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

Credit quality of loans is classified as follows, according to the probability of default:

Range of PD(%) (Probability of Default)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

4.2.5 Credit Risk Concentration Analysis

The details of Company’s loans by country, as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Corporate loans		%	Allowances		Carrying amount
Korea	￦	10,000	100.00	￦	—	￦	10,000

	￦	10,000	100.00	￦	—	￦	10,000

(In millions of Korean won)	2013
	Corporate loans		%	Allowances		Carrying amount
Korea	￦	10,000	100.00	￦	—	￦	10,000

	￦	10,000	100.00	￦	—	￦	10,000

The details of the Company’s corporate loans by industry as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	10,000	100.00	￦	—	￦	10,000

	￦	10,000	100.00	￦	—	￦	10,000

(In millions of Korean won)	2013
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	10,000	100.00	￦	—	￦	10,000

	￦	10,000	100.00	￦	—	￦	10,000

20

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

4.3 Liquidity risk

4.3.1 Overview of Liquidity Risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of assets at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities. The Company discloses them by maturity group: On demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differs from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received on assets or paid on liabilities calculated using a floating interest rate, is measured on the assumption that the current interest rate would be the same through maturity.

4.3.2. Liquidity Risk Management

The liquidity risk is managed by liquidity management principles and related guideline which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

4.3.3. Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

The remaining contractual maturity of financial assets and liabilities as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	2014
	On demand		Less than 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	30,771	￦	—	￦	—	￦	—	￦	—	￦	—	￦	30,771
Loans		—		26		51		10,077		—		—		10,154
Other financial assets		—		28		300,012		20,258		—		—		320,298

	￦	30,771	￦	54	￦	300,063	￦	30,335	￦	—	￦	—	￦	361,223

Financial liabilities
Debentures	￦	—	￦	—	￦	5,175	￦	15,525	￦	557,408	￦	124,104	￦	702,212
Other financial liabilities		—		1,119		—		—		—		—		1,119

	￦	—	￦	1,119	￦	5,175	￦	15,525	￦	557,408	￦	124,104	￦	703,331

21

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)
	2013
	On demand		Less than 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	27,332	￦	50,340	￦	—	￦	—	￦	—	￦	—	￦	77,672
Loans		—		34		67		10,101		—		—		10,202
Other financial assets		—		35		—		20,540		—		—		20,575

	￦	27,332	￦	50,409	￦	67	￦	30,641	￦	—	￦	—	￦	108,449

Financial liabilities
Debentures	￦	—	￦	—	￦	2,941	￦	8,822	￦	315,330	￦	74,471	￦	401,564
Other financial liabilities		—		840		1,579		1,156		—		—		3,575

	￦	—	￦	840	￦	4,520	￦	9,978	￦	315,330	￦	74,471	￦	405,139

[1]	The amount of ￦3 million, representing the restricted amount due from the financial institutions as of December 31, 2014 and 2013, is excluded.

4.4 Market Risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments. The most significant risks are interest rate risks.

4.4.2 Interest Rate Risk

Definition of interest rate risk

Interest rate risk is the risk that the fair value or future cash flows arising from interest income and interest cost will fluctuate because of changes in interest.

Observation method on interest rate risk

The main objective of interest rate risk management is to protect asset values against interest rate fluctuations. The Company manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities, and measurement and management of interest rate VaR.

22

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on interest rates repricing maturities of interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities at each maturity. The Company conducts interest rate gap analysis on assets denominated in Korean won and foreign currency on a monthly basis. However, where there is no maturity of a particular instrument, then a maturity date is set according to liquidity risk management guideline.

The results of the interest rate gap analysis as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Less than 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets
Cash and due from financial institutions	￦	30,736	￦	—	￦	—	￦	—	￦	—	￦	30,736
Loans		10,000		—		—		—		—		10,000

		40,736		—		—		—		—		40,736

Interest-bearing liabilities
Debentures		—		—		—		300,000		330,000		630,000

Gap	￦	40,736	￦	—	￦	—	￦	(300,000)	￦	(330,000)	￦	(589,264)

Accumulated gap		40,736		40,736		40,736		(259,264)		(589,264)
Percentage (%)		100.00		100.00		100.00		(636.44)		(1,446.53)

(In millions of Korean won)	2013
	Less than 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets
Cash and due from financial institutions	￦	77,295	￦	—	￦	—	￦	—	￦	—	￦	77,295
Loans		10,000		—		—		—		—		10,000

		87,295		—		—		—		—		87,295

Interest-bearing liabilities
Debentures		—		—		—		150,000		200,000		350,000

Gap	￦	87,295	￦	—	￦	—	￦	(150,000)	￦	(200,000)	￦	(262,705)

Accumulated gap		87,295		87,295		87,295		(62,705)		(262,705)
Percentage (%)		100.00		100.00		100.00		(71.83)		(300.94)

23

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk at a 99.94% confidence level. The measurement results of risk as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Interest rate VaR	￦	16,819	￦	15,011

4.5. Capital adequacy

The Company complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank for International Settlements in June 2011, and was implemented in Korea in December 2013. The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 4.0%(3.5%), a minimum Tier 1 ratio of 5.5%(4.5%) and a minimum Total Regulatory Capital of 8.0%(8.0%) as of December 31,2014 and 2013.

The Group’s equity capital is classified into three categories in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies:

•	Common Equity Tier 1 Capital: Common equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Group, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•	Additional Tier 1 Capital: Additional Tier 1 Capital includes (i) perpetual instruments issued by the Group that meet the criteria for inclusion in Additional Tier 1 capital, and (ii) stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•	Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Group. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than 5 years that meet the criteria for inclusion in Additional Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary as a result of classification of asset soundness in accordance with Regulation on Supervision of Financial Holding Companies and others.

Risk weighted asset means the inherent risks in the total assets held by the Group. The Group calculates risk weighted asset by each risk (credit risk, market risk, and operational risk) based on the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies and uses it for BIS ratio calculation.

24

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

The Group assesses and monitors its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under target credit rate set by the Group). The Group monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy.

Economic Capital is the amount of capital to prevent the inability of payment due to unexpected loss in the future. The Group measures, allocates and monitors economic capital by risk type and subsidiaries.

The Risk Management Council of the Group determines the Group’s risk appetite and allocates economic capital by risk type and subsidiary. Each subsidiary efficiently operates its capital within a range of allocated economic capital. The Risk Management Department of the Group monitors the limit on economic capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion. The Group and its subsidiaries complied with external capital adequacy requirements as of December 31, 2014 and 2013. The Group complied with the capital adequacy standard as of December 31, 2014 and 2013.

The details of the Group’s capital adequacy ratios based on Basel III, as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Equity Capital:	￦	28,347,675	￦	27,296,535
Tier 1 Capital		24,248,598		22,693,836
Common Equity Tier 1 Capital		24,062,475		22,693,836
Additional Tier 1 Capital		186,123		—
Tier 2 Capital		4,099,077		4,602,699
Risk-weighted assets:		182,485,957		177,514,060
Equity Capital (%):		15.53		15.38
Tier 1 Capital (%)		13.29		12.78
Common Equity Tier 1 Capital (%)		13.19		12.78

25

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

5. Financial Assets and Financial Liabilities

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts and fair value of financial assets and liabilities by category as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Carrying amount		Fair value
Financial assets
Loans and receivables
Cash and due from financial institutions	￦	30,739	￦	30,739
Loans		10,000		10,000
Other financial assets		319,973		319,973

	￦	360,712	￦	360,712

Financial liabilities
Financial liabilities at amortized cost
Debentures	￦	628,837	￦	552,520
Other financial liabilities		3,041		3,041

	￦	631,878	￦	555,561

(In millions of Korean won)	2013
	Carrying amount		Fair value
Financial assets
Loans and receivables
Cash and due from financial institutions	￦	77,298	￦	77,298
Loans		10,000		10,000
Other financial assets		20,435		20,435

	￦	107,733	￦	107,733

Financial liabilities
Financial liabilities at amortized cost
Debentures	￦	349,157	￦	298,080
Other financial liabilities		3,576		3,576

	￦	352,733	￦	301,656

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

26

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using a DCF model.

Loans	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flow, which are contractual cash flows adjusted by prepayment rate, at appropriate discount rate.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

Fair value hierarchy

The Company believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

27

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	—	￦	30,739	￦	—	￦	30,739
Loans[3]		—		—		10,000		10,000
Other financial assets		—		—		319,973		319,973

	￦	—	￦	30,739	￦	329,973	￦	360,712

Financial liabilities
Debentures	￦	—	￦	552,520	￦	—	￦	552,520
Other financial liabilities		—		—		3,041		3,041

	￦	—	￦	552,520	￦	3,041	￦	555,561

(In millions of Korean won)	2013
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1,2]	￦	—	￦	27,298	￦	50,000	￦	77,298
Loans[3]		—		—		10,000		10,000
Other financial assets		—		—		20,435		20,435

	￦	—	￦	27,298	￦	80,435	￦	107,733

Financial liabilities
Debentures	￦	—	￦	298,080	￦	—	￦	298,080
Other financial liabilities		—		—		3,576		3,576

	￦	—	￦	298,080	￦	3,576	￦	301,656

[1]	Because due from financial institutions classified as level 2 are deposits on demand, we regarded the carrying amount as representative of fair value.
[2]	Because due from financial institutions classified as level 3 are deposits with residual maturities of less than three months as of the reporting date, we regarded the carrying amount as representative of fair value.
[3]	Because loans classified as level 3 are loans with interest rate reset period of less than three months, we regarded the carrying amount as representative of fair value.

28

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

6. Due From Financial Institution

The details of due from financial institution as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) (Dec. 31, 2014)	2014		2013
Due from financial institution in Korean won	Due from banking institution	Kookmin Bank	0.00 ~ 1.90	￦	30,739	￦	77,298

The maturities of due from financial institution, excluding restricted due from financial institution, as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Less than 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	￦	30,736	￦	—	￦	—	￦	—	￦	—	￦	30,736

(In millions of Korean won)	2013
	Less than 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	￦	77,295	￦	—	￦	—	￦	—	￦	—	￦	77,295

Restricted due from financial institution as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	Financial Institution	2014		2013		Reason for restriction
Due from financial institution in Korean won	Kookmin Bank	￦	3	￦	3	Pledged as collateral for the overdraft facility

		￦	3	￦	3

29

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

7. Loans

Loans as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Loans	￦	10,000	￦	10,000
Allowances for loan losses		—		—

Carrying amount	￦	10,000	￦	10,000

8. Subsidiaries

The details of subsidiaries as of December 31, 2014, are as follows:

Name of subsidiary	Number of Issued Shares	Location	Industry
Kookmin Bank	404,379,116	Korea	Banking and domestic, foreign exchange transaction
KB Kookmin Card Co., Ltd.	92,000,000	Korea	Credit card
KB Investment & Securities Co., Ltd.	31,588,314	Korea	Financial investment
KB Life Insurance Co., Ltd.	91,200,000	Korea	Life insurance
KB Asset Management Co., Ltd.	7,667,550	Korea	Investment advisory and collective investment
KB Capital Co., Ltd.	11,180,630	Korea	Financial Leasing
KB Savings Bank Co., Ltd.	8,001,912	Korea	Savings Banking
KB Real Estate Trust Co., Ltd.	16,000,000	Korea	Real estate trust management
KB Investment Co., Ltd.	8,951,797	Korea	Investment in small company
KB Credit Information Co., Ltd.	1,252,400	Korea	Collection of receivables and credit investigation
KB Data System Co., Ltd.	800,000	Korea	Software advisory, development and supply

Investments in subsidiaries as of December 31, 2014 and 2013, are as follows:

Name of subsidiary	Ownership(%) (Dec. 31, 2014)	2014		2013
Kookmin Bank	100.00	￦	14,821,721	￦	14,821,721
KB Kookmin Card Co., Ltd.	100.00		1,953,175		1,953,175
KB Investment & Securities Co., Ltd.	100.00		507,212		507,212
KB Life Insurance Co., Ltd.	100.00		485,314		485,314
KB Asset Management Co., Ltd.	100.00		96,312		96,312
KB Capital Co., Ltd. [1]	52.02		279,870		—
KB Savings Bank Co., Ltd.	100.00		157,544		134,531
KB Real Estate Trust Co., Ltd.	100.00		121,553		121,553
KB Investment Co., Ltd.	100.00		104,910		104,910
KB Credit Information Co., Ltd.	100.00		23,621		23,621
KB Data System Co., Ltd.	100.00		6,334		6,334
Yehansoul Savings Bank Co., Ltd.[2]	—		—		37,760

		￦	18,557,566	￦	18,292,443

[1]	The Company acquired the 52.02% of total issued shares of Woori Financial Co., Ltd. for ￦279,870 million and changed the name from Woori Financial Co., Ltd. to KB Capital Co., Ltd. in 2014.
[2]	The Company acquired Yehansoul Savings Bank Co., Ltd. for ￦37,760 million in 2013. KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in 2014.

30

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

The changes in accumulated impairment losses on investments in subsidiaries for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Beginning	Impairment	Others		Ending
Accumulated impairment losses on investments in subsidiaries[1]	￦ (36,995)	￦ (14,747)	￦	—	￦ (51,742)

(In millions of Korean won)	2013
	Beginning	Impairment	Others		Ending
Accumulated impairment losses on investments in subsidiaries[1]	￦ —	￦ (36,995)	￦	—	￦ (36,995)

[1]	Industry environment of savings banks has deteriorated continuously and performance fell short of expectations primarily due to a decline of benchmark interest rate. Considering the aforementioned recent downturns, the Company recognized the impairment losses on investments of KB Savings Bank Co., Ltd.

31

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

9. Property and Equipment

The details of property and equipment as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	￦	521	￦	(417)	￦	—	￦	104
Equipment and vehicles		4,787		(4,377)		—		410

	￦	5,308	￦	(4,794)	￦	—	￦	514

(In millions of Korean won)	2013
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	￦	424	￦	(331)	￦	—	￦	93
Equipment and vehicles		4,660		(4,111)		—		549

	￦	5,084	￦	(4,442)	￦	—	￦	642

The changes in property and equipment for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Beginning		Acquisition		Depreciation		Ending
Leasehold improvements	￦	93	￦	97	￦	(86)	￦	104
Equipment and vehicles		549		128		(267)		410

	￦	642	￦	225	￦	(353)	￦	514

(In millions of Korean won)	2013
	Beginning		Acquisition		Depreciation		Ending
Leasehold improvements	￦	68	￦	78	￦	(53)	￦	93
Equipment and vehicles		283		549		(283)		549

	￦	351	￦	627	￦	(336)	￦	642

32

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

Property and equipment insured as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)		2014		2013		Insurance company
Type of insurance	Asset insured	Insurance coverage
General property insurance	Leasehold improvements	￦	521	￦	424	Samsung Fire & Marine Insurance Co., Ltd.
	Equipment and vehicles		4,787		4,660

		￦	5,308	￦	5,084

10. Intangible Assets

The details of intangible assets as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Acquisition Cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	￦	2,571	￦	(2,022)	￦	—	￦	549
Membership rights		9,497		—		(1,988)		7,509
Other intangible assets		3,315		(2,689)		—		626

	￦	15,383	￦	(4,711)	￦	(1,988)	￦	8,684

(In millions of Korean won)	2013
	Acquisition Cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	￦	2,431	￦	(1,802)	￦	—	￦	629
Membership rights		11,692		—		(3,172)		8,520
Other intangible assets		3,315		(2,331)		—		984

	￦	17,438	￦	(4,133)	￦	(3,172)	￦	10,133

The changes in intangible assets for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Beginning		Acquisition		Disposal		Amortization		Impairment[1]		Ending
Software	￦	629	￦	140	￦	—	￦	(220)	￦	—	￦	549
Membership rights		8,520		25		(1,035)		—		(1)		7,509
Other intangible assets		984		—		—		(358)		—		626

	￦	10,133	￦	165	￦	(1,035)	￦	(578)	￦	(1)	￦	8,684

33

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Beginning		Acquisition		Disposal		Amortization		Impairment[1]		Ending
Software	￦	164	￦	617	￦	—	￦	(152)	￦	—	￦	629
Membership rights		8,425		1,260		(863)		—		(302)		8,520
Other intangible assets		533		779		—		(328)		—		984

	￦	9,122	￦	2,656	￦	(863)	￦	(480)	￦	(302)	￦	10,133

[1]	Membership rights with indefinite useful lives recognized impairment losses because their recoverable amount is lower than their carrying amount.

The changes in accumulated impairment losses on intangible assets for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Beginning	Impairment	Disposal		Ending
Accumulated impairment losses on intangible assets	￦ (3,172)	￦ (1)	￦	1,185	￦ (1,988)

(In millions of Korean won)	2013
	Beginning	Impairment	Disposal		Ending
Accumulated impairment losses on intangible assets	￦ (3,289)	￦ (302)	￦	419	￦ (3,172)

11. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Assets		Liabilities		Net amount
Share-based payments	￦	2,211	￦	—	￦	2,211
Membership rights		481		—		481
Defined benefit obligation		1549		—		1,549
Plan assets		—		(861)		(861)
Short-term employee benefits		285		—		285
Others		424		—		424

		4,950		(861)		4,089
Offsetting of deferred tax assets and liabilities		(861)		861		—

	￦	4,089	￦	—	￦	4,089

34

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Assets		Liabilities		Net amount
Share-based payments	￦	2,352	￦	—	￦	2,352
Membership rights		742		—		742
Defined benefit obligation		1,393				1,393
Plan assets		—		(1,111)		(1,111)
Short-term employee benefits		239		—		239
Others		588		—		588

		5,314		(1,111)		4,203
Offsetting of deferred tax assets and liabilities		(1,111)		1,111		—

	￦	4,203	￦	—	￦	4,203

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦2,896,164 million, ￦66,162 million and ￦51,742 million associated with investments in subsidiaries, tax loss carryforwards and impairment losses on investments in subsidiaries, respectively, as of December 31, 2014, due to the uncertainty that all these will be realized in the future.

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦2,395,805 million associated with investments in subsidiaries as of December 31, 2014, due to the following reasons:

•	The Company is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not reverse in the foreseeable future.

35

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

The changes in cumulative temporary differences for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	￦	9,720	￦	584	￦	—	￦	9,136
Membership rights		3,065		1,077		1		1,989
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		5,757		3,164		3,808		6,401
Short-term employee benefits		986		986		1,179		1,179
Tax loss carryforwards		77,275		11,113		—		66,162
Impairment losses on investments in subsidiaries		36,995		—		14,747		51,742
Others		2,432		2,430		1,747		1,749

		3,032,394	￦	19,354	￦	21,482		3,034,522

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		77,275						66,162
Impairment losses on investments in subsidiaries		36,995						51,742

		21,960						20,454

Tax rate (%)		24.2						24.2

Deferred income tax assets from deductible temporary differences	￦	5,314					￦	4,950

Taxable temporary differences
Investments in subsidiaries	￦	(2,395,805)	￦	—	￦	—	￦	(2,395,805)
Plan assets		(4,593)		(3,165)		(2,128)		(3,556)

		(2,400,398)	￦	(3,165)	￦	(2,128)		(2,399,361)

Unrecognized deferred income tax liabilities:
Investments in subsidiaries		(2,395,805)						(2,395,805)

		(4,593)						(3,556)

Tax rate (%)		24.2						24.2

Deferred income tax liabilities from taxable temporary differences	￦	(1,111)					￦	(861)

36

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)	2013
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	￦	9,586	￦	816	￦	950	￦	9,720
Membership rights		3,289		526		302		3,065
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		6,620		2,799		1,936		5,757
Short-term employee benefits		887		887		986		986
Tax loss carryforwards		77,275		—		—		77,275
Impairment losses on investments in subsidiaries		—		—		36,995		36,995
Others		2,595		2,595		2,432		2,432

		2,996,416	￦	7,623	￦	43,601		3,032,394

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		77,275						77,275
Impairment losses on investments in subsidiaries		—						36,995

	￦	22,977					￦	21,960

Tax rate (%)		24.2						24.2

Deferred income tax assets from deductible temporary differences	￦	5,560					￦	5,314

Taxable temporary differences
Investments in subsidiaries	￦	(2,395,805)	￦	—	￦	—	￦	(2,395,805)
Plan assets		(5,236)		(2,799)		(2,156)		(4,593)

		(2,401,041)	￦	(2,799)	￦	(2,156)		(2,400,398)

Unrecognized deferred income tax liabilities:
Investments in subsidiaries		(2,385,623)						(2,395,805)

		(15,418)						(4,593)

Tax rate (%)		24.2						24.2

Deferred income tax liabilities from taxable temporary differences	￦	(1,760)					￦	(1,111)

37

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

12. Other Assets

The details of other assets as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Other financial assets
Other receivables	￦	300,041	￦	35
Accrued income		37		285
Guarantee deposits		19,895		20,115

		319,973		20,435

Other assets
Other receivables		278,190		248,599
Prepaid expenses		681		785
Advance payments		85		4

		278,956		249,388

	￦	598,929	￦	269,823

13. Debentures

The details of debentures as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)
	Issued date	Expiration date	Annual interest rates (%) (Dec. 31, 2014)	2014		2013
Unguaranteed debentures No. 3-1	2013.08.13	2016.08.13	3.14	￦	150,000	￦	150,000
Unguaranteed debentures No. 3-2	2013.08.13	2018.08.13	3.46		130,000		130,000
Unguaranteed debentures No. 3-3	2013.08.13	2020.08.13	3.65		70,000		70,000
Unguaranteed debentures No. 4	2014.03.17	2017.03.17	3.02		150,000		—
Unguaranteed debentures No. 5-1	2014.03.19	2019.03.19	3.31		80,000		—
Unguaranteed debentures No. 5-2	2014.03.19	2021.03.19	3.50		50,000		—
	Bond Discounts				(1,163)		(843)

				￦	628,837	￦	349,157

38

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

The maturities of debentures as of December 31, 2014 and 2013, are as follows:

	2014
(In millions of Korean won)	Less than 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	￦	—	￦	—	￦	—	￦	300,000	￦	330,000	￦	630,000

	2013
(In millions of Korean won)	Less than 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	￦	—	￦	—	￦	—	￦	150,000	￦	200,000	￦	350,000

The changes in debentures based on face value for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Beginning		Issuance		Repayment		Ending
Debentures in Korean won	￦	350,000	￦	280,000	￦	—	￦	630,000

(In millions of Korean won)	2013
	Beginning		Issuance		Repayment		Ending
Debentures in Korean won	￦	—	￦	350,000	￦	—	￦	350,000

14. Net defined benefit liabilities

Defined benefit plan

The Company operates a defined benefit plan which has the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Company.

The defined benefit obligation recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation method.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). The data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual result due to change in the market, economic trend and mortality trend which may impact defined benefit obligation liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income(loss).

39

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

The changes in the defined benefit obligation for the years ended December 31, 2014 and 2013, are as follows:

	2014
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	9,532	￦	(8,099)	￦	1,433
Current service cost		1,523		—		1,523
Interest cost(income)		380		(323)		57
Remeasurements
Actuarial gains and losses by changes in financial assumptions		1,219		—		1,219
Actuarial gains and losses by experience adjustments		687		—		687
Return on plan assets (excluding amounts included in interest income)		—		103		103
Contributions by the employer		—		(4,121)		(4,121)
Payments from plans		(987)		987		—
Payments from the Company		(80)		—		(80)
Transfer in		2,231		(2,231)		—
Transfer out		(1,388)		1,370		(18)

Ending	￦	13,117	￦	(12,314)	￦	803

	2013
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	10,158	￦	(8,774)	￦	1,384
Current service cost		1,724		—		1,724
Interest cost(income)		358		(309)		49
Remeasurements
Actuarial gains and losses by changes in demographic assumptions		12		—		12
Actuarial gains and losses by changes in financial assumptions		(821)		—		(821)
Actuarial gains and losses by experience adjustments		663		—		663
Return on plan assets (excluding amounts included in interest income)		—		60		60
Contributions by the employer		—		(1,800)		(1,800)
Payments from plans		(2,210)		2,210		—
Payments from the Company		(74)		—		(74)
Transfer in		1,118		(882)		236
Transfer out		(1,396)		1,396		—

Ending	￦	9,532	￦	(8,099)	￦	1,433

40

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

The details of the net defined benefit liabilities as of December 31, 2014 and 2013, are as follows:

	2014		2013
Present value of defined benefit obligation	￦	13,117	￦	9,532
Fair value of plan assets		(12,314)		(8,099)

Net defined benefit liabilities	￦	803	￦	1,433

The details of post-employment benefits recognized in profit and loss as employee compensation and benefits for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Current service cost	￦	1,523	￦	1,724
Interest expenses of net defined benefit liabilities		57		49

Post-employment benefits	￦	1,580	￦	1,773

Remeasurements of the net defined benefit liabilities recognized as other comprehensive income(loss) for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Remeasurements
Return on plan assets (excluding amounts included in interest income)	￦	(103)	￦	(60)
Actuarial gains and losses		(1,906)		146
Income tax effects		486		(21)

Remeasurements after income tax	￦	(1,523)	￦	65

41

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

Plan assets as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	￦	—	￦	12,314	￦	12,314

(In millions of Korean won)	2013
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	￦	—	￦	8,099	￦	8,099

Key actuarial assumptions used as of December 31, 2014 and 2013, are as follows:

	2014	2013
Discount rate (%)	3.10	4.00
Future salary increase rate (%)	1.83(2015), 4.55(2016~)	2.50(2014), 4.55(2015~)
Turnover (%)	0.70	0.70

Mortality assumptions are based on the 7th experience-based mortality table (retirement pension) of Korea Insurance Development Institute of 2012.

The sensitivity of the defined benefit obligation to changes in the principal assumptions as of December 31, 2014, is as follows:

Effect on net defined benefit obligation
	Changes in principal assumption	Increase in principal assumption	Decrease in principal assumption
Discount rate (%)	0.5%p.	6.67% decrease	7.27% increase
Salary increase rate (%)	0.5%p.	7.39% increase	6.83 decrease
Turnover (%)	0.5%p.	0.86% decrease	0.91% increase

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

42

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

Expected maturity analysis of undiscounted pension benefits as of December 31, 2014, are as follows:

(In millions of Korean won)	Less than 1 year		1 ~ 2 years		2 ~ 5 years		5 ~ 10 years		Over 10 years		Total
Pension benefits	￦	251	￦	124	￦	496	￦	5,704	￦	64,322	￦	70,897

The weighted average duration of the defined benefit obligation is 14.3 years.

Expected contribution to plan assets for periods after December 31, 2014, is estimated to be approximately ￦2,100 million.

15. Other liabilities

The details of other liabilities as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Other financial liabilities
Other payables	￦	360	￦	306
Accrued expenses		2,681		3,270

		3,041		3,576

Other non-financial liabilities
Other payables		16,291		178
Accrued expenses		51,978		51,580
Withholding taxes		258		268

		68,527		52,026

	￦	71,568	￦	55,602

16. Equity

16.1 Share capital

The details of share capital as of December 31, 2014 and 2013, are as follows:

	2014		2013
Type	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	￦	5,000	￦	5,000
Number of issued shares		386,351,693		386,351,693
Share capital	￦	1,931,758 million	￦	1,931,758 million

43

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

The changes in shares outstanding for the years ended December 31, 2014 and 2013, are as follows:

(Number of issued shares)	2014	2013
Beginning	386,351,693	386,351,693
Increase	—	—
Decrease	—	—
Ending	386,351,693	386,351,693

16.2 Capital Surplus

The details of capital surplus as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Share premium	￦	12,226,597	￦	12,226,597
Other capital surplus		1,287,212		1,287,212

	￦	13,513,809	￦	13,513,809

16.3 Accumulated other comprehensive loss

The details of accumulated other comprehensive loss as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Remeasurements of net defined benefit liabilities	￦	(4,238)	￦	(2,715)

	￦	(4,238)	￦	(2,715)

The changes in accumulated other comprehensive loss for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	￦	(2,715)	￦	(2,009)	￦	486	￦	(4,238)

	￦	(2,715)	￦	(2,009)	￦	486	￦	(4,238)

(In millions of Korean won)	2013
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	￦	(2,780)	￦	86	￦	(21)	￦	(2,715)

	￦	(2,780)	￦	86	￦	(21)	￦	(2,715)

44

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

16.4 Retained Earnings

The details of retained earnings as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Legal reserves	￦	208,221	￦	188,638
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		1,295		1,575
Unappropriated retained earnings		1,653,829		1,433,357

	￦	2,845,345	￦	2,605,570

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Appropriation of retained earnings

(Expected Date of appropriation for 2014: March 27, 2015)

(Date of appropriation for 2013: March 28, 2014)

(In millions of Korean won)	2014		2013
Unappropriated retained earnings
Balance at the beginning of year	￦	1,220,878	￦	1,237,531
Profit for the year		432,951		195,826

		1,653,829		1,433,357

Transfers such as discretionary reserves
Regulatory reserve for credit losses		—		280

		—		280

Appropriation of retained earnings
Legal reserve		43,296		19,583
Regulatory reserve for credit losses		1,647		—
Cash dividends
(Dividends per common share: ￦780 (15.6%) in 2014)
(Dividends per common share: ￦500 (10.0%) in 2013)		301,354		193,176

		346,297		212,759

Unappropriated retained earnings to be carried over to subsequent year	￦	1,307,532	￦	1,220,878

45

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

Regulatory Reserve for Credit Losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Supervisory Regulations on Financial Holding Companies.

The details of the regulatory reserve for credit losses as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Beginning	￦	1,295	￦	1,575
Amounts estimated to be appropriated		1,647		(280)

Ending	￦	2,942	￦	1,295

The adjustments to the regulatory reserve for credit losses for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won, except per share amounts)	2014
Provision of regulatory reserve for credit losses	￦	1,647
Adjusted profit after provision of regulatory reserve for credit losses[1]		431,304
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[1]		1,116
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[1]		1,112

(In millions of Korean won, except per share amounts)	2013
Reversal of regulatory reserve for credit losses	￦	(280)
Adjusted profit after reversal of regulatory reserve for credit losses[1]		196,106
Adjusted basic earnings per share after reversal of regulatory reserve for credit losses[1]		508
Adjusted diluted earnings per share after reversal of regulatory reserve for credit losses[1]		505

[1]	Adjusted profit after provision(reversal) of regulatory reserve for credit losses is not in accordance with K-IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit for the period.

17. Dividends

The dividends paid to the shareholders of the Company in 2014 and 2013 were ￦193,176 million (￦500per share) and 231,811 million (￦600 per share), respectively. The dividend to the shareholders in respect of the year ended December 31, 2014, of ￦780 per share, amounting to total dividends of ￦301,354 million, is to be proposed at the annual general meeting on March 27, 2015. The Company’s separate financial statements as of December 31, 2014, do not reflect this dividend payable.

46

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

18. Net Interest Income

Interest income and interest expense for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Interest income
Due from financial institutions	￦	1,478	￦	2,618
Loans		373		596
Others		540		645

		2,391		3,859

Interest expense
Debts		—		627
Debentures		19,149		4,600

		19,149		5,227

Net interest income	￦	(16,758)	￦	(1,368)

19. Net Fee and Commission Income

Fee and commission income and fee and commission expense for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Fee and commission income
Fees in Korean won	￦	—	￦	—

Fee and commission expense
Fees paid in Korean won		6,548		6,189
Fees paid in foreign currency		110		81

		6,658		6,270

Net fee and commission income	￦	(6,658)	￦	(6,270)

47

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

20. Net Other Operating Income

Other operating income and other operating expense for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Other operating income
Dividend income from subsidiaries	￦	508,529	￦	282,039
Other operating expense
Impairment losses on investments in subsidiaries		14,747		36,995

Net other operating income	￦	493,782	￦	245,044

21. General and administrative expenses

The details of general and administrative expenses for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Employee Benefits
Salaries and other short-term employee benefits - Salaries	￦	19,381	￦	20,733
Salaries and other short-term employee benefits - Others		3,429		2,685
Termination benefits		—		445
Post employment benefits - defined benefit plans		1,580		1,773
Share-based payments		801		950

		25,191		26,586

Depreciation and amortization		931		816

Other general and administrative expenses
Travel		56		299
Communications		399		265
Tax and dues		191		289
Publication		170		195
Rental expense		1,772		1,954
Vehicle		219		197
Service fees		1,972		3,207
Advertising		641		623
Training		142		232
Others		4,658		5,994

		10,220		13,255

	￦	36,342	￦	40,657

48

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

Share-Based Payments

The details of share based payments of December 31, 2014, is as follows:

(In number of shares) Share grants	Grant date	Number of granted shares[1]	Vesting conditions
(KB Financial Group Inc.)
Series 4	2010.07.13	180,707	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,3]
Series 8	2012.01.01	13,471	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,4]
Series 9	2013.07.17	82,699	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,4]
Series 10	2014.01.01	37,732	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,4]
Series 11	2013.07.13	69,892	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,3]
Deferred grant in 2010	—	6,583	Satisfied
Deferred grant in 2011	—	1,435	Satisfied
Deferred grant in 2012	—	7,975	Satisfied
Deferred grant in 2013	—	2,617	Satisfied

		403,111

49

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

(Kookmin Bank)
Series 41	12.08.02	23,521	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,5]
Series 43	12.11.26	13,918	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,5]
Series 44	13.01.01	17,242	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,5]
Series 45	13.01.01	9,698	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,5]
Series 46	13.01.01	103,440	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,5]
Series 48	13.07.23	74,666	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 49	13.07.24	101,828	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 50	13.07.24	82,926	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 51	13.07.25	9,899	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 52	13.08.01	10,278	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 53	13.07.19	69,256	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,7]
Series 54	13.07.23	26,689	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,7]
Series 55	14.01.03	11,060	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,8]
Series 56	13.12.30	17,798	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 57	14.01.01	44,265	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 58	14.01.01	78,700	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 59	14.08.26	9,106	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Deferred grant in 2010	—	171	Satisfied
Deferred grant in 2011	—	8,454	Satisfied
Deferred grant in 2012	—	31,348	Satisfied
Deferred grant in 2013	—	92,316	Satisfied

		836,579

50

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

(Other subsidiaries)
Share granted in 2010	3,485	Services fulfillment, Achievements of targets on the basis of market and non-market performance [9]
Share granted in 2011	7,648	Services fulfillment, Achievements of targets on the basis of market and non-market performance [9]
Share granted in 2012	63,976	Services fulfillment, Achievements of targets on the basis of market and non-market performance [9]
Share granted in 2013	104,394	Services fulfillment, Achievements of targets on the basis of market and non-market performance [9]
Share granted in 2014	82,759	Services fulfillment, Achievements of targets on the basis of market and non-market performance [9]

	262,262

	1,501,952

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]	Certain portion of the granted shares is compensated over a maximum period of three years.
[3]	The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted EPS and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of the targeted Value-up Index, targeted financial results of the Company and its subsidiaries (Group) and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted EPS and qualitative indicators, respectively.
[4]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted Value-up Index, targeted financial results of the Company and its subsidiaries (Group) and the targeted relative TSR, respectively. However, 50% and 50% of certain granted shares will be compensated based on the accomplishment of the targeted Value-up Index and the accomplishment of targeted relative TSR.
[5]	The 40%, 30% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted Value-up Index and the targeted financial results of the Bank, respectively.
[6]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted financial results of the Bank, the targeted relative TSR and the targeted Value-up Index, respectively. However, as for certain number of shares, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted Value-up Index.
[7]	The 30%, 45% and 25% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the ROA and the growth rate of total assets, respectively.

51

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

[8]	The number of granted shares to be compensated is not linked to performance, but fixed.
[9]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted Value-up Index, the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated is determined based on the accomplishment of the respective subsidiaries’ performance and the accomplishment of the targeted relative TSR, respectively. The 40%, 30% and 30% of the number of certain granted shares to be compensated is determined based on the accomplishment of the targeted Value-up Index, the respective subsidiaries’ performance and the targeted relative TSR, respectively.

The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

52

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

The details of share grants linked to short-term performance as of December 31, 2014, are as follows:

	Grant date	Number of vested shares[1]	Vesting Conditions
(KB Financial Group Inc.)
Share granted in 2010	2010.01.01	322	Satisfied
Share granted in 2011	2011.01.01	7,295	Satisfied
Share granted in 2012	2012.01.01	15,782	Satisfied
Share granted in 2013	2013.01.01	16,560	Satisfied
Share granted in 2014	2014.01.01	25,174	Proportion to service period
(Kookmin Bank)
Share granted in 2010	2010.01.01	363	Satisfied
Share granted in 2011	2011.01.01	46,845	Satisfied
Share granted in 2012	2012.01.01	103,177	Satisfied
Share granted in 2013	2013.01.01	102,343	Satisfied
Share granted in 2014	2014.01.01	173,132	Proportion to service period
(Other subsidiaries)
Share granted in 2013		9,823	Satisfied
Share granted in 2014		28,149	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance.

The share grants are settled over three years.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of December 31, 2014, are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
(KB Financial Group Inc.) Long-term achievements
Series 4	0.00~1.53	2.07	—	35,315~36,425
Series 4-1	0.00~1.53	2.07	—	35,315~36,425
Series 4-2	0.00~1.00	2.07	—	36,389~40,662
Series 8	0.00~2.00	2.07	—	36,389~40,662
Series 9	0.00~3.00	2.07	38,617	36,389~38,111
Series 9-1	0.00~3.00	2.07	39,437	36,389~38,111
Series 9-2	1.00~4.00	2.07	33,363	35,653~36,835
Series 9-3	0.00~3.00	2.07	39,223	36,389~38,111
Series 9-4	0.00~3.00	2.07	37,036	36,389~38,111
Series 10	0.00~3.00	2.07	38,617	36,389~38,111
Series 10-1	1.00~4.00	2.07	32,645	35,653~36,835
Series 10-2	1.00~4.00	2.07	33,110	35,653~36,835
Series 11	1.53~4.53	2.08	35,335	36,639~36,858
Deferred grant in 2010	0.00~1.00	2.07	—	36,389~38,111
Deferred grant in 2011	0.00~2.00	2.07	—	36,389~38,111
Deferred grant in 2012	0.00~2.00	2.07	—	36,389~38,111
Deferred grant in 2013	0.00~2.00	2.07	—	36,389~38,111

53

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

(Kookmin Bank) Long-term achievements
Series 41-1	0.00~3.00	2.07	—	36,389~38,111
Series 41-2	0.00~3.00	2.07	—	36,389~38,111
Series 43	0.00~3.00	2.07	—	36,389~38,111
Series 44	0.00~2.00	2.07	—	36,389~40,662
Series 45	0.00~3.00	2.07	—	36,389~38,111
Series 46	0.00~3.00	2.07	—	36,389~38,111
Series 48	0.56~4.00	2.07	35,029	36,389~36,835
Series 48-1	0.00~3.00	2.07	36,734	36,389~38,111
Series 48-2	0.00~3.00	2.07	38,617	36,389~38,111
Series 49	0.56~4.00	2.07	34,972	36,389~36,835
Series 49-1	0.65~4.00	2.07	34,906	36,389~36,835
Series 49-2	0.00~3.00	2.07	38,617	36,389~38,111
Series 50	0.56~4.00	2.07	34,972	36,389~36,835
Series 50-1	0.00~3.00	2.07	38,617	36,389~38,111
Series 51	0.00~3.00	2.07	38,617	36,389~38,111
Series 52	0.58~4.00	2.07	34,977	36,389~36,835
Series 53	0.00~2.68	2.07	38,284	36,317~40,991
Series 54	0.00~3.00	2.07	38,617	36,389~38,111
Series 55	2.01~5.01	2.08	—	36,551~37,053
Series 56	0.00~3.00	2.07	32,595	36,389~36,835
Series 56-1	0.00~3.00	2.07	36,854	36,389~38,111
Series 57	1.00~4.00	2.07	32,645	36,389~36,835
Series 57-1	0.00~3.00	2.07	38,617	36,389~38,111
Series 58	1.00~4.00	2.07	32,645	36,389~36,835
Series 59	0.00~3.00	2.07	38,617	36,389~38,111
Deferred grant in 2012	0.00~1.00	2.07	—	36,389~38,111
Deferred grant in 2013	0.00~2.00	2.07	—	36,205~38,111
(Other Subsidiaries) Long-term achievements
Year 2012	0.00~0.54	2.07	0~21,928	35,968~38,617
Year 2013	0.00~1.75	2.07~2.08	0~33,505	35,115~40,662
Year 2014	1.00~2.67	2.07~2.10	30,801~33,312	34,676~36,835
(KB Financial Group Inc.) Short-term achievements
Year 2012	0.00~1.00	2.07	—	36,389~40,662
Year 2013	0.00~2.00	2.07	—	36,389~38,111
Year 2014	1.00~3.00	2.07	—	36,389~36,684
(Kookmin Bank) Short-term achievements
Year 2012	0.00~1.00	2.07	—	36,389~38,111
Year 2013	0.00~2.00	2.07	—	36,389~38,111
Year 2014	1.00~3.00	2.07	—	36,389~38,111
(Other Subsidiaries) Short-term achievements
Year 2013	0.00~2.00	2.07	—	36,389~38,111
Year 2014	2.00~4.00	2.07	—	36,498~36,835

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price as of December 31, 2014, for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate.

54

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

Share-based payment arrangement for the employees of subsidiaries was transferred to the Company from the subsidiaries in 2010 and the related compensation cost paid to the employees of subsidiaries is reimbursed from the subsidiaries. The accrued expenses representing share-based payments as of December 31, 2014 and 2013, are ￦48,734 million and ￦48,316 million, respectively, and the receivables to be reimbursed from the subsidiaries for the compensation costs are ￦39,598 million and ￦38,596 million, respectively. The compensation costs amounting to ￦801 million and ￦950 million were recognized as an expense for the years ended December 31, 2014 and 2013, respectively.

22. Net Non-operating Income(expense)

The details of non-operating income and expenses for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Non-operating income
Others	￦	628	￦	561

Non-operating expenses
Impairment losses on intangible assets		1		302
Donation		999		1,488
Others		101		117

		1,101		1,907

Net non-operating expense	￦	(473)	￦	(1,346)

23. Income Tax Benefit(expense)

The details of income tax benefit(expense) for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Tax payable
Current tax expense	￦	—	￦	—
Change in deferred tax assets(liabilities)
Origination and reversal of temporary differences		(114)		402
Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		(486)		21

Tax benefit(expense)	￦	(600)	￦	423

55

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

The analysis of profit before tax and income tax benefit(expense) for the years ended December 31, 2014 and 2013, follows:

(In millions of Korean won)	2014		2013
Profit before tax	￦	433,551	￦	195,403

Tax expense at the applicable tax rate[1]		104,457		46,826
Non-taxable income		(118,358)		(66,428)
Non-deductible expense		514		9,534
Consolidated tax effect		12,787		9,645

Tax benefit(expense)	￦	(600)	￦	423

Average effective tax rate (Income tax benefit(expense) / Profit before tax) (%)		0.14		(0.22)

[1]	Applicable income tax rate for ￦200 million and below is 11%, for over ￦200 million to ￦20 billion is 22%, and for over ￦20 billion is 24.2%.

The details of current tax assets (income tax refund receivable) and current tax liabilities (income tax payable), as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)	2014		2013
Income tax refund receivable prior to offsetting	￦	—	￦	—
Tax payable prior to offsetting				—
Adjustment on consolidated tax payable		222,639		209,928

Current tax payable	￦	222,639	￦	209,928

24. Earnings per Share

Calculations of basic earnings per share on the profit attributable to ordinary shares are as follows:

Weighted average number of ordinary shares outstanding:

	2014
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)
Beginning (A)	386,351,693	365	141,018,367,945
Weighted average number of ordinary shares outstanding (B = A / 365)			386,351,693

56

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

	2013
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)
Beginning (A)	386,351,693	365	141,018,367,945
Weighted average number of ordinary shares outstanding (B = A / 365)			386,351,693

Basic earnings per share

(in Korean won and in number of shares)	2014
Profit attributable to ordinary shares[1] (C)	￦	432,950,644,908
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share (E = C / D)	￦	1,121

(in Korean won and in number of shares)	2013
Profit attributable to ordinary shares[1] (C)	￦	195,826,206,652
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share (E = C / D)	￦	507

[1]	Profit attributable to ordinary shares is the same as profit for the year in the statements of comprehensive income.

Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

Adjusted profit for diluted earnings per share:

(in Korean won)	2014
Profit attributable to ordinary shares	￦	432,950,644,908
Adjustment		—
Adjusted profit for diluted earnings per share	￦	432,950,644,908

57

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

(in Korean won)	2013
Profit attributable to ordinary shares	￦	195,826,206,652
Adjustment		—
Adjusted profit for diluted earnings per share	￦	195,826,206,652

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(in number of shares)	2014
Weighted average number of ordinary shares outstanding	386,351,693
Adjustment
Share grants	1,589,706
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,941,399

(in number of shares)	2013
Weighted average number of ordinary shares outstanding	386,351,693
Adjustment
Share grants	1,639,306
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,990,999

Diluted earnings per share:

(in Korean won and in number of shares)	2014
Adjusted profit for diluted earnings per share	￦	432,950,644,908
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,941,399
Diluted earnings per share	￦	1,116

(in Korean won and in number of shares)	2013
Adjusted profit for diluted earnings per share	￦	195,826,206,652
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,990,999
Diluted earnings per share	￦	505

58

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

25. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2014 and 2013, are as follows:

(in millions of Korean won)	2014		2013
Due from financial institutions	￦	30,739	￦	77,298
Restricted due from financial institutions		(3)		(3)

	￦	30,736	￦	77,295

Significant non-cash transactions for the years ended December 31, 2014 and 2013, are as follows:

(in millions of Korean won)	2014		2013
Changes in receivables and payables from consolidated tax	￦	(28,589)	￦	(51,393)
Changes in other receivables and other payables		(1,003)		(10,336)

Cash inflow and outflow due to interest and dividends for the years ended December 31, 2014 and 2013, are as follows:

(in millions of Korean won)	Activity	2014		2013
Interest received	Operating	￦	2,099	￦	3,293
Interest paid	Operating		18,466		3,568
Dividends received	Operating		208,517		282,039
Dividends paid	Financing		193,176		231,811

26. Contingent liabilities and Commitments

The commitments made with financial institutions as of December 31, 2014 and 2013, are as follows:

		2014				2013
(in millions of Korean won)		Amount of commitment		Amounts borrowed		Amount of commitment		Amounts borrowed
General loans	Hana Bank	￦	50,000	￦	—	￦	50,000	￦	—
	Woori Bank		—		—		130,000		—
	Korea Development Bank		300,000		—		300,000		—
Discounting of bills	Korea Exchange Bank		100,000		—		100,000		—

		￦	450,000	￦	—	￦	580,000	￦	—

59

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

Other Matters(including litigation)

a) The Company faces a lawsuit (as the defendant) involving damages of ￦51 million, which is still pending as of December 31, 2014.

b) During the year ended December 31, 2013, Kookmin Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, Kookmin Bank was fined a total of ￦124,357 million for income taxes (including local income taxes), paid ￦123,330 million, excluding local income taxes, and recognized local income taxes amounting to ￦1,027 million as other payables. Meanwhile, the Company and Kookmin Bank, a subsidiary of the Company, appealed to the tax tribunal over the ￦114,283 million in fines. The Company’s claim for this appeal amounts to ￦89,284 million as of December 31, 2014.

c) The Company entered into a share purchase agreement in June 2014, to acquire 11,682,580 of LIG Insurance Co., Ltd.’s common shares (representing 19.47% of outstanding shares) amounting to ￦685,000 million. The Financial Services Commission approved LIG Insurance Co., Ltd to be included as a subsidiary of the Company in December 2014.

27. Related Party Transactions

Significant related party transactions for the years ended December 31, 2014 and 2013, are as follows:

(In millions of Korean won)			2014
Subsidiaries	Kookmin Bank	Interest income	￦	2,006
		Net other operating income		158,517
		General and administrative expenses		1,718
	KB Kookmin Card Co., Ltd	Net other operating income		300,102
		General and administrative expenses		162
		Net non-operating income		2
	KB Investment & Securities Co., Ltd.	Fee and commission expense		234
		General and administrative expenses		68
	KB Life Insurance Co., Ltd.	General and administrative expenses		109
	KB Asset Management Co., Ltd	Net other operating income		50,000
	KB Capital Co., Ltd	General and administrative expenses		72
	KB Investment Co., Ltd.	Interest Income		373
	KB Data Systems Co., Ltd.	General and administrative expenses		975

60

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

(In millions of Korean won)			2013
Subsidiaries	Kookmin Bank	Interest income	￦	3,251
		Net other operating income		282,039
		General and administrative expenses		2,775
	KB Kookmin Card Co., Ltd	General and administrative expenses		122
		Net non-operating income		1
	KB Investment & Securities Co., Ltd.	Fee and commission expense		365
		General and administrative expenses		174
	KB Life Insurance Co., Ltd.	General and administrative expenses		29
	KB Asset Management Co., Ltd	General and administrative expenses		34
	KB Savings Bank Co., Ltd	General and administrative expenses		182
	KB Real Estate Trust Co., Ltd	Interest Income		182
	KB Investment Co., Ltd.	Interest Income		414
	KB Data Systems Co., Ltd.	General and administrative expenses		858

61

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

Significant receivables and payables, and related allowance for loan losses arising from the related party transactions as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)			2014
Subsidiaries	Kookmin Bank	Cash and due from financial institutions	￦	30,739
		Other assets		224,755
		Other liabilities		465
	KB Kookmin Card Co., Ltd	Other assets		352,273
		Other liabilities		267
	KB Investment & Securities Co., Ltd.	Other assets		3,038
		Other liabilities		3,563
	KB Life Insurance Co., Ltd.	Other assets Other liabilities		826 11,967
	KB Asset Management Co., Ltd	Other assets		9,617
	KB Capital Co., Ltd	Other assets		172
	KB Savings Bank Co., Ltd	Other assets Other liabilities		81 21
	KB Real Estate Trust Co., Ltd	Other assets		6,120

	KB Investment Co., Ltd.	Loans		10,000
		Other assets		715
	KB Credit Information Co., Ltd	Other assets		238
		Other liabilities		68
	KB Data Systems Co., Ltd.	Other assets		216
		Other liabilities		97

(In millions of Korean won)			2013
Subsidiaries	Kookmin Bank	Cash and due from financial institutions	￦	77,298
		Other assets		180,329
		Other liabilities		2
	KB Kookmin Card Co., Ltd	Other assets		75,455
		Other liabilities		260
	KB Investment & Securities Co., Ltd.	Other assets		1,807
		Other liabilities		72
	KB Life Insurance Co., Ltd.	Other assets		469
	KB Asset Management Co., Ltd	Other assets		9,793
	KB Savings Bank Co., Ltd	Other assets		30
		Other liabilities		28
	KB Real Estate Trust Co., Ltd	Other assets		474
	KB Investment Co., Ltd.	Loans		10,000
		Other assets		217
	KB Credit Information Co., Ltd	Other assets		236
		Other liabilities		18
	KB Data Systems Co., Ltd.	Other assets		206
		Other liabilities		108

62

KB Financial Group Inc.

Notes to Separate Financial Statements

December 31, 2014 and 2013

According to K-IFRS 1024, the Company includes subsidiaries and key management (including family members) in the scope of related parties. Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the separate financial statements. Refer to Note 8 for details on subsidiaries.

Key management includes the directors of the Company, their close family members, and the companies where the directors and/or their close family members have control or joint control.

Unused commitments by related parties as of December 31, 2014 and 2013, are as follows:

(In millions of Korean won)			2014		2013
Subsidiaries	KB Kookmin Card Co., Ltd.	Commitments in Korean won	￦	1,133	￦	940

Compensation to key management for the years ended December 31, 2014 and 2013, consists of:

	2014
(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Termination benefits		Share- based payments		Total
Registered directors (executive)	￦	175	￦	73	￦	—	￦	(1,177)	￦	(929)
Registered directors (non-executive)		746		—		—		(15)		731
Non-registered directors		2,657		110		—		1,993		4,760

	￦	3,578	￦	183	￦	—	￦	801	￦	4,562

	2013
(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Termination benefits		Share- based payments		Total
Registered directors (executive)	￦	1,783	￦	41	￦	—	￦	(1,027)	￦	797
Registered directors (non-executive)		835		—		—		13		848
Non-registered directors		2,981		41		445		1,964		5,431

	￦	5,599	￦	82	￦	445	￦	950	￦	7,076

28. Approval of Issuance of the Financial Statements

The issuance of the Company’s financial statements as of and for the year ended December 31, 2014, was approved by the Board of Directors on February 5, 2015.

63

Report of Independent Accountants’

Review of Internal Accounting Control System

To the President of

KB Financial Group Inc.

We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of KB Financial Group Inc. (the “Company”) as of December 31, 2014. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “based on its assessment of the operations of the IACS as of December 31, 2014, the Company’s IACS has been designed and is operating effectively as of December 31, 2014, in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association.”

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”). Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.

Our review is based on the Company’s IACS as of December 31, 2014, and we did not review management’s assessment of its IACS subsequent to December 31, 2014. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 12, 2015

64

Report on the Operations of Internal Accounting Control System

To the Board of Directors and Audit Committee of

KB Financial Group Inc.

I, as the Internal Accounting Control Officer (“IACO”) of KB Financial Group Inc. (“the Company”), assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2014.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.

Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2014, in all material respects, in accordance with the IACS standards.

March 12, 2015

Jong-hee Yang, Internal Accounting Control Officer

Jong Kyoo Yoon, Chief Executive Officer

65